                                                Filed pursuant to Rule 424(b)(1)
                                                      Registration No. 333-84019

PROSPECTUS

                                3,300,000 SHARES

                                     [LOGO]

                                  COMMON STOCK
                               ------------------

    This is NetCreations, Inc.'s initial public offering. The common stock has been approved for quotation on the Nasdaq National Market under the symbol "NTCR."

                            ------------------------

    SEE "RISK FACTORS" BEGINNING ON PAGE 8 FOR A DISCUSSION OF FACTORS THAT YOU SHOULD CONSIDER BEFORE YOU INVEST IN THE COMMON STOCK BEING SOLD WITH THIS PROSPECTUS.

    NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                                                 PER SHARE              TOTAL
Public Offering Price.....................................        $13.00             $42,900,000
Underwriting Discount and Commissions.....................        $ 0.91             $ 3,003,000
Proceeds to NetCreations..................................        $12.09             $39,897,000

    In connection with this offering, the underwriters have reserved up to 330,000 shares of the common stock being offered for sale at the initial public offering price to our directors, officers, employees and friends.

    The underwriters may purchase up to an additional 495,000 shares from us at the public offering price, less underwriting discounts, solely to cover over-allotments.

FRIEDMAN BILLINGS RAMSEY

                 C.E. UNTERBERG, TOWBIN

                                   FBR.COM

                                                        FIDELITY CAPITAL MARKETS
                                ----------------

                   THIS PROSPECTUS IS DATED NOVEMBER 12, 1999

[Inside front cover page]

                            [Description of Artwork]

The top of the inside front cover contains the centered captioned statement "Samples of NetCreations Network of Web sites."

The inside front cover contains a sample of mostly third-party Web sites comprising the NetCreations Network such as CMPnet, PostMasterDirect.com, Regards.com, etc. The bottom left corner of the page contains a NetCreations logo graphic. The bottom right corner of the page contains the captioned statements "The above Web sites are among the top 25 suppliers of email addresses for our database" and "Each Web site in the NetCreations Network receives commissions when marketers use our services to deliver email messages to the addresses provided by that Web site." The bottom of the page contains the captioned statement "Service marks, trademarks and tradenames referred to on this page are the property of their respective owners."

[Gatefold]

                            [Description of Artwork]

The top of the gatefold contains the centered captioned statement "NetCreations, Inc. Double Opt-In Email Marketing Services."

The center of the gatefold contains a large circle. Within the circle and towards the top is the NetCreations logo. In the middle of the circle and directly below the NetCreations logo is the captioned statement "Email Address Database." Below that captioned statement are the captioned statements "4+Million Names" and "3000+Topical Categories."

Above the circle is the captioned statement "Internet User." Extending from the left side of the captioned statement "Internet User" is a long horizontal arrow that first extends out towards the left and then down towards the left center of the gatefold. Directly above the arrow is the captioned statement "Opt In Via Sign-Up Form on Web." In between the circle and the captioned statement "Internet User" are two vertical arrows. The left arrow, which points up to the captioned statement "Internet User," has the captioned statement "Request for Opt-in Confirmation" on the left of it. The right arrow, which points down to the circle, has the captioned statement "Opt-in Confirmation" on the right of it.

Directly below the circle is a semi-circle. The left side of the semi-circle contains the captioned statement "Web Site Owner Support." The right side of the semi-circle contains the captioned statements "Email Direct Marketing Campaign Support." Directly below the semi-circle is the captioned statement "PostMasterDirect.com" with a vertical arrow pointing down to a captioned statement "Email List Member." To the right of the arrow is the captioned statement "Delivery of Email Message."

To the left side of the semi-circle is a picture of a desktop computer with a monitor sitting on top. The monitor screen contains the captioned statement "Web site." Directly above the monitor, and below the down pointed arrow that extended from the left side of the captioned statement "Internet User" is the captioned statement "NetCreations Network: 175+Websites." In between the left side of the semi-circle and the monitor are two horizontal arrows. Directly above the top arrow, which extends from the monitor and points to the captioned statement on the left side semi-circle, is the captioned statement "Email Addresses." Directly below the bottom arrow, which extends from the left side of the semi-circle pointing to the monitor, is the captioned statement "Report Address Use."

The right side of the semi-circle is also a picture of a desktop computer with a monitor sitting on top. This monitor screen contains the captioned statement "Marketing Customers." Directly above this monitor is the captioned statement "Marketer/Reseller." In between the right side of the semi-circle and this monitor are two horizontal arrows. Directly above the top arrow, which extends from this monitor and points to the right semi-circle, is the captioned statement "Order Email & Submit Message." Directly below the bottom arrow, which extends from the right side of the semi-circle pointing to the monitor, is the captioned statement "Confirm Delivery Optional Tracking."

    You may rely only on the information contained in this prospectus. We have not authorized anyone to provide information different from that contained in this prospectus. Neither the delivery of this prospectus nor the sale of common stock means that information contained in this prospectus is correct after the date of this prospectus. This prospectus is not an offer to sell or a solicitation of an offer to buy common stock in any circumstances under which the offer or solicitation is unlawful.

                            ------------------------

                               TABLE OF CONTENTS

                                                                PAGE
                                                              --------

Prospectus Summary..........................................       3

Risk Factors................................................       8

Cautionary Notice Regarding Forward-Looking Statements......      21

Termination of S Corporation Status.........................      21

Use of Proceeds.............................................      22

Dividend Policy.............................................      22

Capitalization..............................................      23

Dilution....................................................      24

Selected Financial Data.....................................      25

Management's Discussion and Analysis of Financial Condition
  and Results of Operations.................................      27

Business....................................................      37

Management..................................................      47

Principal Shareholders......................................      53

Description of Capital Stock................................      54

Shares Eligible For Future Sale.............................      59

Underwriting................................................      60

Legal Matters...............................................      63

Experts.....................................................      63

Where You Can Find More Information.........................      63

Index To Financial Statements...............................     F-1

                 [This page has been left blank intentionally]

                               PROSPECTUS SUMMARY

    YOU SHOULD READ THE FOLLOWING SUMMARY TOGETHER WITH THE MORE DETAILED INFORMATION AND FINANCIAL STATEMENTS AND THE NOTES TO THOSE STATEMENTS APPEARING ELSEWHERE IN THIS PROSPECTUS.

    EXCEPT AS OTHERWISE NOTED, ALL INFORMATION IN THIS PROSPECTUS: (1) REFLECTS A 117,000 FOR 1 STOCK SPLIT OF OUR COMMON STOCK, EFFECTIVE SEPTEMBER 14, 1999 AND (2) ASSUMES THAT THE UNDERWRITERS' OVER-ALLOTMENT OPTION WILL NOT BE EXERCISED.

                                  OUR COMPANY

    We provide Internet-based opt-in email direct marketing services that enable direct marketers to target promotional campaigns to consumers who have given their permission to receive email messages in any of over 3,000 topical categories. Our technology allows real-time, online email address selection and ordering by direct marketers, as well as response-tracking. We have, as of September 30, 1999, over 4.3 million email addresses in our database, which is currently growing at the average net rate of more than 20,000 email addresses per day.

    Through our WWW.POSTMASTERDIRECT.COM Web site and through third-party Web sites whose email address lists we manage, we have collected the email addresses in our database from consumers who have elected to receive promotional email messages, and have not subsequently opted out. We refer to these third-party Web sites and our own Web site as our NetCreations Network because they provide us email addresses for our database. We charge direct marketers a fee each time we send marketing materials on their behalf to an email address they have selected from our database. We pay a percentage of that fee to the third-party Web sites in our network each time an email address they own is used for a particular email marketing campaign. We generate substantially all of our revenues from the fees obtained from our direct marketing customers.

    There are currently over 175 third-party Web sites in the NetCreations Network, including sites such as Internet.com, NetZero, Entrepreneur Magazine, CMPnet, LinkExchange, CDROM Guide, Regards.com and Volition. On November 3, 1999, we entered into an email list management agreement with ICQ, Inc., an instant messaging subsidiary of America Online, Inc., to be the newest third-party Web site in the NetCreations Network. Each Web site in the NetCreations Network accumulates email addresses by placing a sign-up template on one or more of its Web pages which allows consumers to elect to receive email pertaining to a selection of topical categories. We believe that the aggregation of topically targeted, opt-in email addresses collected from third-party Web sites is an element of the attractiveness of our services to direct marketers.

    As of September 30, 1999, we have sent email messages on behalf of more than 1,500 direct marketers. Our direct marketing customers range from large companies, such as Dell, Compaq, Ziff-Davis and J. Crew, to small retailers selling items over the Internet, such as Vermont Nutrition, Cyberswap, Inc., Technology Marketing Corp., and Intratech Alliance Corp. We also sell use of email addresses in our database to email address list brokers for use by their direct marketing customers. For the years ended December 31, 1996, 1997 and 1998, we generated net revenues of $476,000, $1.1 million and $3.4 million, respectively, and during those same periods we generated a net loss of $9,000 in 1996 and net income of $260,000 and $606,000 in 1997 and 1998, respectively. For the nine months ended September 30, 1999, we delivered approximately 68 million email messages in email marketing campaigns for our customers using email addresses in our database, which generated over 95% of our net revenues for the period. During that period, we generated net revenues of $10.2 million and net income of $2.6 million, as compared with net revenues of $2.1 million and net income of $357,000 for the nine months ended September 30, 1998.

    At September 30, 1999, we had $275,000 of outstanding borrowings under a line of credit and no other borrowings, although we did have capital lease obligations of $202,510. However, pursuant to the agreement with ICQ, we incurred an obligation to advance to ICQ $5.0 million. $1.0 million of those advances was paid on signing. An additional $2.0 million is payable upon the consummation of this offering. The remaining $2.0 million is payable in installments over time. We are entitled to offset the advances against fees that may become due to ICQ under the email address list management agreement, to the extent any fees are earned by ICQ. If the agreement terminates before May 3, 2000, all of the advances other than the first $1.0 million will be refunded to us. The remaining $4.0 million of the advances will also become non-refundable in increments with the passage of time, with the first
$1.0 million increment becoming non-refundable on May 3, 2000. In connection with paying the first advance, we borrowed $1.0 million under our line of credit.

                               MARKET OPPORTUNITY

    The Direct Marketing Association, or DMA, estimates that approximately $221.5 billion will be spent on direct marketing in the United States in 2003. Direct marketing includes postal direct mail, credit card offers and other solicitations that encourage consumers to buy products or services.

    The emergence of the Internet as a global communication and commerce medium has led traditional and e-commerce businesses to direct increasing portions of their marketing budgets to the Internet. Forrester Research projects that worldwide Internet advertising expenditures are expected to reach $24.1 billion in 2003. Currently, the most popular form of Internet advertising is banner advertising. We believe that, while banners provide marketers with the ability to reach broad audiences and establish brand awareness, banners have proven less than effective as vehicles for generating consumer response. Forrester Research reports that response rates, or click-throughs, from banner advertising averaged approximately 0.7% as of March 1999.

    Businesses seek to maximize the impact of their advertising campaigns. Drawbacks to traditional direct mail include the high costs involved, the delay in response and the difficulty in tracking responses. Banner advertising is not cost-effective because of the relatively low click-through rate it generates. Finally, unsolicited email advertising is not desirable because of privacy concerns and potential damage to marketers' reputations.

                                  OUR BUSINESS

    Our opt-in email direct marketing business offers direct marketers three key advantages over postal direct marketing and banner advertising:

    - SPEED. Opt-in email campaigns can be sent out immediately and generate results in a shorter period of time than direct mail or banner advertising.

    - RESPONSIVENESS. We believe that opt-in email campaigns typically generate response rates ranging from 5% to 15%, although Forrester Research estimates that opt-in email campaigns generated average response rates of 18% as of March 1999. This greatly exceeds the typical banner advertising response rate of 0.7% and typical postal direct mail response rates, which we believe to be approximately 2%.

    - COST. Forrester Research estimates that opt-in email marketing campaigns typically cost 25% to 75% less than postal direct mail campaigns.

                                  OUR STRATEGY

    Our goal is to become the leader in opt-in direct marketing on the Internet. The key elements of our strategy include:

    - maintain and extend market leadership in opt-in email direct marketing;

    - enrich our database with opt-in transaction data;

    - develop new Internet marketing products and services;

    - expand our sales channels; and

    - leverage our scaleable technology platform.

                                  RISK FACTORS

    An investment in our common stock involves certain risks associated with our business, including:

    - the difficulty you may have in evaluating our business and prospects or projecting our future operating results because we have a relatively limited operating history and we are an early-stage company;

    - the unpredictability of our future revenues and financial results quarter to quarter and otherwise;

    - the possibility that we may incur losses in the future;

    - the possibility that changes in our sales and pricing policies may result in reduced margins or negative impacts on our cash flow;

    - the possibility that we may be unable to replace lost revenues if our marketing customers cease to do business with us, as they may do at any time;

    - our dependence on third parties, who may terminate their agreements with us any time, for collection of email addresses for our database;

    - the ability of Internet users to remove their names from our database or to change their email addresses at any time;

    - our need to expand and retain our marketing customer base;

    - our reliance on resellers to increase the orders for use of opt-in email addresses in our database;

    - the strain we are experiencing and the additional strains which we anticipate our planned growth will place upon our management systems and resources;

    - uncertainties associated with possible overseas expansion;

    - our dependence upon Rosalind Resnick, Ryan Scott Druckenmiller, and our employees;

    - the difficulty of preventing others from using our intellectual property;

    - following this offering, Rosalind Resnick and Ryan Scott Druckenmiller will control us, and their interests may conflict with yours; and

    - uncertainty concerning our ability to obtain additional financing if we need it.

    In addition, investing in our common stock involves certain risks associated with our industry in general, including:

    - our dependence on growth in use of, and perceived effectiveness of, the Internet for email direct marketing and e-commerce;

    - our exposure to Internet, software or hardware failures or shortcomings and to Year 2000 risks;

    - the potential for damage to our business due to privacy concerns of Internet users;

    - the competition we face;

    - our need to adapt to rapid changes in technology, industry standards, and product offerings;

    - the damaging impact that increasing governmental regulation may have upon us; and

    - our exposure to product liability claims and claims due to the activities of our customers.

    For a fuller discussion of these and other risk factors affecting us and our business, see "Risk Factors."

                                  THE OFFERING

Common stock offered by NetCreations.........  3,300,000 shares

Common stock to be outstanding after the
  offering...................................  15,000,000 shares(1)

Use of proceeds..............................  To fund expansion of our network of third-party Web sites, to increase
                                               expenditures on sales, marketing, research
                                               and development and other costs of expanding
                                               our business, to repay indebtedness under our
                                               line of credit, for working capital and for
                                               other general corporate purposes, which may
                                               include payment of the second, third and
                                               fourth advances of fees to ICQ and which may
                                               also include acquiring or investing in
                                               companies, technologies or expertise
                                               complementary to our business.

Nasdaq National Market symbol................  NTCR

------------------------

(1) The number of shares to be outstanding after the offering excludes 1,170,000 shares of common stock reserved for issuance under our 1999 Stock Option Plan. We have granted options, effective as of September 14, 1999 and as of November 11, 1999, to purchase 247,000 shares of common stock at an exercise price of $5.00 per share. In addition, we have granted options, effective as of October 8, 1999, to purchase 100,000 shares of common stock to each of our non-management directors, Messrs. Michael Levy, Gregory W. Slayton and Mitchell York, at an exercise price of $10.00 per share.

                             CORPORATE INFORMATION

    We are a New York corporation. We were originally incorporated in Florida in 1995 and we reincorporated in New York in January 1996. Our principal executive offices are located at 379 West Broadway, Suite 202, New York, New York 10012 and our telephone number is (212) 625-1370. Our corporate Web site is located at WWW.NETCREATIONS.COM. We provide our services on our other Web site, WWW.POSTMASTERDIRECT.COM. Information on our Web sites does not constitute part of this prospectus.

    NETCREATIONS, POSTMASTER and 100% OPT-IN are registered trademarks of NetCreations, Inc. We have filed applications to register POSTMASTERDIRECT.COM and POSTMASTER DIRECT RESPONSE. Other service marks, trademarks and tradenames referred to in this prospectus are the property of their respective owners.

                             SUMMARY FINANCIAL DATA

                                 PERIOD FROM                                            NINE MONTHS ENDED
                                 INCEPTION TO        YEAR ENDED DECEMBER 31,              SEPTEMBER 30,
                                 DECEMBER 31,   ----------------------------------   ------------------------
                                     1995         1996        1997         1998         1998         1999
                                 ------------   --------   ----------   ----------   ----------   -----------
STATEMENTS OF OPERATIONS DATA:
Net revenues (1)...............    $101,652     $476,190   $1,100,781   $3,446,539   $2,062,333   $10,202,614
Gross profit...................      93,439      433,100      927,657    1,936,763    1,249,786     5,240,947
Income (loss) before income tax
  provision....................      22,789       (1,562)     283,377      678,091      399,930     2,899,924
Net income (loss)..............    $ 22,789     $ (8,996)  $  260,349   $  605,863   $  357,330   $ 2,597,569
                                   ========     ========   ==========   ==========   ==========   ===========
Net income (loss) per
  share-basic and diluted......    $   0.00     $  (0.00)  $     0.02   $     0.05   $     0.03   $      0.22
                                   ========     ========   ==========   ==========   ==========   ===========
Shares used in per share
  computation (000's
  omitted).....................      11,700       11,700       11,700       11,700       11,700        11,700
PRO FORMA DATA (2):
Historical income (loss) before
  income tax provision.........    $ 22,789     $ (1,562)  $  283,377   $  678,091      399,930     2,899,924
Pro forma income tax provision
  (benefit)....................       3,500       (1,000)     129,000      316,000      186,000     1,342,000
                                   --------     --------   ----------   ----------   ----------   -----------
Pro forma net income (loss)....    $ 19,289     $   (562)  $  154,377   $  362,091   $  213,930   $ 1,557,924
                                   ========     ========   ==========   ==========   ==========   ===========
Pro forma net income (loss) per
  share--basic & diluted.......    $   0.00     $  (0.00)  $     0.01   $     0.03   $     0.02   $      0.13
                                   ========     ========   ==========   ==========   ==========   ===========
Shares used in per share
  computation (000's
  omitted).....................      11,700       11,700       11,700       11,700       11,700        11,700

                                                                    SEPTEMBER 30, 1999
                                                      -----------------------------------------------
                                                                                       PRO FORMA
                                                        ACTUAL     PRO FORMA (3)   AS ADJUSTED (3)(4)
                                                      ----------   -------------   ------------------
BALANCE SHEET DATA:
Cash................................................  $  798,135     $       --        $38,122,000
Working capital (deficiency)........................     179,445       (710,190)        37,686,810
Total assets........................................   4,576,265      3,778,130         41,900,130
Long-term debt (including current portion)..........     477,510        477,510            202,510
Total stockholders' equity..........................   1,112,994        223,359         38,620,359

------------------------

(1) Net revenues represent revenues earned for our services less volume and broker discounts.

(2) We have elected to be taxed as an S corporation for federal and state income tax purposes since our inception. Accordingly, no provision has been made for federal or certain state income taxes. Pro forma net income has been computed as if we had been fully subject to federal, state and city taxes. Immediately prior to the consummation of this offering, we will terminate the S corporation election and, thereafter, become a C corporation.

(3) We intend to pay to Ms. Resnick and Mr. Druckenmiller final S corporation distributions based on current year earnings, to the extent of available cash balances. At September 30, 1999, this amount would have been $798,135. Pro forma adjustments reflect (a) our pro forma S corporation distributions for this amount and (b) the deferred tax liability resulting from the termination of our S corporation election.

(4) As adjusted to reflect the sale of 3,300,000 shares of common stock offered at the initial public offering price of $13.00 per share and the application of the estimated net proceeds from this offering.

                                  RISK FACTORS

    YOU SHOULD CAREFULLY CONSIDER THE FOLLOWING RISKS BEFORE YOU DECIDE TO BUY OUR COMMON STOCK. IF ANY OF THE FOLLOWING RISKS ACTUALLY OCCUR, OUR BUSINESS, FINANCIAL CONDITION OR RESULTS OF OPERATIONS MAY SUFFER. AS A RESULT, THE TRADING PRICE OF OUR COMMON STOCK COULD DECLINE, AND YOU MAY LOSE ALL OR PART OF THE MONEY YOU PAID TO BUY OUR COMMON STOCK.

WE DEPEND ON CONTINUED GROWTH IN USE OF THE INTERNET FOR EMAIL DIRECT MARKETING AND E-COMMERCE.

    The business of email direct marketing and e-commerce is new and rapidly evolving. Our business would be adversely affected if Internet usage for the exchange of information and for commerce does not continue to grow because advertisers might feel less compelled to use our services as opposed to more traditional advertising services. Internet usage may be inhibited for a number of reasons, such as:

    - inadequate network infrastructure;

    - security concerns;

    - inconsistent quality of service; and

    - lack of availability of cost-effective, high-speed service.

THE ACCEPTANCE AND EFFECTIVENESS OF INTERNET OPT-IN EMAIL DIRECT MARKETING IS RELATIVELY UNPROVEN.

    Our future success will depend on an increase in the use of the Internet as an opt-in marketing medium or for opt-in email generally. The opt-in email direct marketing industry is new and rapidly evolving. Consequently, current indications of its effectiveness compared to traditional postal direct marketing may not be supported as the industry matures. As a result, there generally is significant uncertainty about the demand and market acceptance for opt-in email marketing solutions or Internet advertising solutions.

    Many of our current or potential customers may have little or no experience using the Internet for direct marketing purposes. The adoption of Internet direct marketing, particularly by those entities that have historically relied upon traditional media and mailings for marketing, requires the acceptance of a new way of conducting business. These companies may find email direct marketing to be less effective for promoting their products and services as compared to traditional mass media and postal marketing.

    We cannot assure you that the market for email direct marketing will continue to emerge, or will become sustainable.

INTERNET, SOFTWARE OR HARDWARE FAILURES OR SHORTCOMINGS COULD ADVERSELY AFFECT OUR BUSINESS IN DIVERSE WAYS.

    We depend on software, hardware, and the Internet to collect, store, retrieve and process email addresses and other data and to send email for our direct marketing customers. The third-party Web sites which we rely upon to collect email addresses are less likely to collect additional email addresses for us if their operations are disrupted or slowed by Internet, software or hardware failures or shortcomings or if such occurrences discourage potential visitors from using the Internet or visiting their sites. Direct marketers are less likely to utilize our services if potential customers are prevented or discouraged from using the Internet and receiving promotional messages due to Internet, software, or hardware failures or shortcomings.

    Many of the Internet service providers and Web site operators on whom we depend have experienced significant service slowdowns, malfunctions, outages and capacity limitations. We also depend upon the reliability, speed, data capacity, ease of use, accessibility and security of the Internet as well as its continued development and acceptance for commercial use generally.

    The Internet infrastructure may not be able to support the increasing demands placed on it at acceptable service levels as Internet usage grows. An individual's satisfactory Internet experience may also depend on the proper functioning and the continued development of equipment such as high speed modems and personal computers. Not all software and equipment protocols and standards are compatible. Users may experience difficulties due to computer-related, telecommunications, or other equipment, software, or system failures or shortcomings unrelated to our services.

    In addition, some of our systems' infrastructure is not yet supported by redundant servers. Any failure in our system that is not backed up by redundant servers could cause significant delays in our business operations.

    If we experience a temporary or permanent business interruption, whether due to casualty, an operating malfunction, a power outage or otherwise, we may have to reconfigure our software, hardware and Internet infrastructure to address our customers' needs and orders. We may be unable to do so effectively or rapidly enough to avoid loss of business or damage to our reputation. Any interruption of service would be potentially harmful to our business and reputation because even a short interruption in the midst of performing a time-sensitive project for a customer could be very damaging to our relationship with that customer. In certain instances, such as power outages or Internet service provider outages, we may be unable to do anything other than wait for the restoration of service and suffer the consequences of business interruption.

OUR BUSINESS COULD BE NEGATIVELY AFFECTED BY YEAR 2000 ISSUES.

    Historically, most computer databases, as well as embedded microprocessors in computer systems and industrial equipment, were designed with date data using only two digits of the year. Most computer programs, computers and embedded microprocessors controlling equipment were programmed to assume that all two digit dates were preceded by "19," causing "00" to be interpreted as the year 1900. This formerly common practice now could result in a computer system or embedded microprocessor which fails to recognize properly a year that begins with "20," rather than "19." This in turn could result in computer system miscalculations or failures, as well as failures of equipment controlled by date sensitive microprocessors, and is generally referred to as the "Year 2000" issue.

    It is uncertain what impact the Year 2000 issue will have on the Internet, but major disruption is possible. We rely on telecommunications carriers to transmit our Internet traffic over local and long distance networks, on Internet service providers for access to the Internet, and on electric utilities for power for our systems and the operation of our business. We may not be able to operate if the networks and systems of the telecommunications carriers, Internet service providers, or electric utilities on which we rely fail due to the Year 2000 issue. There is no assurance that we would be able to make alternative arrangements effectively, in timely fashion, or at all to avoid loss of business or damage to our reputation in the event of any such failure.

    The third-party Web sites upon which we rely for collection of email addresses rely upon those same types of utility and service providers, and upon the operation of hardware and software for their operations. Our direct marketing clients depend upon services and equipment of that type for their own operations and for access to our online services. The Web site visitors whose email addresses we seek to collect and to whom we seek to send email for our customers depend on services and equipment of that type in order to access and utilize the Internet. Web sites would not be able to collect email addresses, direct marketing clients would not be able to access our online services and might be unable to operate and generate revenues to pay for our services, and consumers might be unable to visit Web sites or receive email or otherwise utilize the Internet if the networks and systems of the telecommunications carriers, Internet service providers, electric utilities, hardware or software on which any of them rely fail due to the Year 2000 issue. Any occurrence of that type would adversely affect our business.

    Our own software was designed to be Year 2000 compliant when configured and used in accordance with the related documentation and provided that the underlying operating system of the host machine and any other software used with or in the host machine or our service are Year 2000 compliant. However, we have not yet tested our software or software obtained from third parties for Year 2000 compliance. We are seeking assurances from our vendors that licensed software is Year 2000 compliant but

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have not yet received them. Even with such assurances the software may contain undetected errors or defects associated with Year 2000 date functions.

    We are evaluating our material internal information technology systems, including both our software products and third-party software and hardware technology, to determine whether that software is Year 2000 compliant. We have not yet initiated a similar assessment of our non-information technology systems although we expect to complete a Year 2000 compliance evaluation of that software before the end of 1999. We may experience significant unanticipated problems and costs caused by undetected errors or defects in the technology used in our internal information technology and non-information technology systems.

    We do not currently have any information concerning the Year 2000 compliance status of our customers. Our current or future customers may incur significant expenses to achieve Year 2000 compliance. If our customers are not Year 2000 compliant, our business may be harmed because they may experience material costs to remedy problems, they may face litigation costs, and they may delay purchases or implementation of our service.

    We estimate that we have incurred nominal costs to date in connection with our Year 2000 plan which we have funded from cash balances and for which we have not separately accounted. We currently estimate the total costs of completing our Year 2000 plan, including costs incurred to date, to be less than $250,000, but the costs of implementing and developing any plan may be significant if we discover that problems have been overlooked by ourselves or by our vendors or suppliers. We expect to be unable to develop any contingency plan to deal with Year 2000-related service outages by the telecommunications carriers, Internet service providers, and electric utilities upon which we rely. We plan to develop contingency plans to deal with Year 2000 compliance issues which we may discover in our internal systems after we complete our evaluations for Year 2000 compliance, but there can be no assurance that we will be able to develop and implement effective contingency plans in timely fashion or at all, and failure to address Year 2000 compliance problems could materially adversely affect us. We estimate that our evaluation will be completed by December 1, 1999.

    There is considerable risk of litigation arising due to Year 2000 compliance issues. Because of the unprecedented nature of litigation of that type, it is uncertain whether or to what extent we may be affected by litigation in the event that our service is interrupted or experiences other problems due to Year 2000 issues.

YOU MAY HAVE DIFFICULTY EVALUATING OUR BUSINESS AND PROSPECTS OR PROJECTING OUR FUTURE OPERATING RESULTS BECAUSE WE HAVE A RELATIVELY LIMITED OPERATING HISTORY AND WE WILL ENCOUNTER RISKS AND DIFFICULTIES AS AN EARLY-STAGE COMPANY IN A NEW AND RAPIDLY EVOLVING MARKET.

    We have been in the business of providing Internet marketing services since we commenced operations in 1995. During 1996, our principal service offerings transitioned from that of Web site design and promotion to opt-in email marketing services. It is unlikely that the growth rates we have experienced are sustainable as our business and the market for opt-in email marketing services mature and more competitors enter the field.

    We will encounter risks and difficulties frequently experienced by early-stage companies in new and rapidly evolving markets, including our ability to:

    - anticipate and adapt to our evolving market;

    - implement sales and marketing initiatives;

    - develop and introduce new products and services;

    - enhance our brands;

    - attract, retain and motivate qualified personnel;

    - respond to actions taken by our competitors;

    - effectively manage our growth by building a solid base of management, operations and technology; and

    - integrate acquired businesses, technologies and services.

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
    We may not successfully address any of these risks.

OUR QUARTERLY OPERATING RESULTS MAY FLUCTUATE SEASONALLY SO THE RESULTS OF ONE QUARTER ARE NOT NECESSARILY INDICATIVE OF RESULTS IN THE SUCCEEDING QUARTER AND THE PRICE OF OUR SECURITIES MAY FLUCTUATE IN RESPONSE TO THOSE FLUCTUATIONS.

    The traditional postal direct marketing industry tends to have higher revenues in the fourth quarter of the year, when direct marketers send out holiday promotions, and somewhat lower revenues during the summer, when direct marketing activity is reduced overall. To date, because of the rapid growth of the email direct marketing industry, our revenues have grown sequentially from quarter to quarter. Therefore, our revenues have not followed the seasonal patterns of the traditional postal direct marketing industry. We anticipate, however, that as our business matures, our revenues will track more closely the seasonal patterns experienced in the traditional postal direct marketing industry.

OUR FUTURE REVENUES ARE UNPREDICTABLE, AND OUR FINANCIAL RESULTS MAY FLUCTUATE.

    Our historical financial data is not reliable as a basis upon which to predict our future revenues or operating expenses for a number of reasons, including our limited operating history, the emerging nature of our industry category, and our growth strategy. Furthermore, there is no guarantee that the seasonal fluctuations that we have experienced in our operating results to date will continue as before as our business and the industry evolve and grow.

    Our financial results may fluctuate significantly because of several factors, such as the following, all of which are beyond our control except for the incurrence of expenses:

    - Revenues in any quarter are substantially dependent on orders booked and delivered in that quarter;

    - Demand by direct marketers for use of opt-in email addresses in our database may fluctuate due to seasonal and cyclical marketing campaigns;

    - The market in which we compete is relatively new and rapidly evolving;

    - We expect to increase our expense levels in the near future in an attempt to grow our database and our market share more rapidly. As a result, any delay in generating or recognizing revenues could cause significant variations in our operating results from quarter to quarter and could result in operating losses;

    - The relatively new industry in which we are engaged has not been tested in a recessionary economic environment where budget constraints and contraction in income available for discretionary purchases could reduce the use of our services;

    - Competition is increasing in our industry, and we anticipate that this could result in changes in our sales, pricing policies or expenses or those of our competitors; and

    - General economic conditions and economic conditions specific to the Internet and the online direct marketing industry may vary.

THERE IS NO ASSURANCE THAT WE WILL CONTINUE TO BE PROFITABLE, AND WE MAY INCUR LOSSES IN THE FUTURE.

    We had net income of $605,863 in 1998 and $260,349 in 1997. On a pro forma basis, to adjust net income as if it had been fully subject to Federal, state and city taxes as a C corporation, rather than an S corporation, we had net income of $362,091 in 1998 and $154,377 in 1997. As of September 30, 1999, we
had retained earnings of $976,619 and shareholder's equity of 1,112,994. We had net income of $2,597,569 ($1,557,924 pro forma) for the nine months ended September 30, 1999, as compared with net income of $357,330 ($213,930 pro forma) for the nine months ended September 30, 1998. We may not be able to sustain our current levels of profitability and may incur losses in the future.

    We expect to increase our expenditures on sales and marketing, research and development, and general and administrative expenses in order to expand our business. If we acquire other businesses in connection with our planned expansion, we may have to write off goodwill and/or other intangibles associated with any such acquisition. Increased competition in our industry may also adversely affect our profitability as may other conditions which may be beyond our control. In addition, many of our direct marketing customers are not profitable and may not have resources available in the future to rent our lists or pay for our services.

CHANGES IN OUR COMMISSION POLICIES MAY RESULT IN REDUCED MARGINS OR NEGATIVE IMPACTS ON OUR CASH FLOW.

    In connection with the email address list management agreement with ICQ, Inc., we have made an initial advance of $1.0 million of commissions that is non-refundable if the agreement is terminated. We have agreed to make additional advances of $4.0 million of commissions to ICQ that will become non-refundable in increments with the passage of time. Our net income would be negatively affected if advanced commissions that become non-refundable are not earned by ICQ. Advances of commissions also burden our cash flow and might prevent us from making other expenditures that might generate revenues or growth for us.

    We do not typically make such advances to Web site owners, but we would experience risk of that sort if we made advances to any other Web site owner. We also do not typically pay any Web site owner commissions of more than 50% of the revenue we earn, less volume discounts, if applicable, each time we send an email message to any email address list owned by that Web site owner. However, competitive pressures or strategic or other reasons may cause us to make such advances or pay commissions of more than 50% of the revenue from sending email messages to email address list owners in the future. If we pay to our Web site owners a higher rate of commissions, our margins will be reduced. We may have reduced profits or may become unprofitable if any increase in the rate of commissions paid to Web site owners, and the consequent decrease in our margins, is not offset by lower general and administrative costs as a percentage of revenues or increased revenues from other sources.

IF OUR DIRECT MARKETING CUSTOMERS CEASE TO DO BUSINESS WITH US, WE MIGHT BE UNABLE TO REPLACE LOST REVENUES.

    We have no long-term contracts with any of our direct marketing customers. There is no guarantee that any of the direct marketers who have previously used our services will use our lists in any particular quarter or that they will continue to use our lists in the future. Substantially all of the contracts with our direct marketing customers can be terminated on short notice without penalty.

WE ARE DEPENDENT ON THIRD PARTIES TO GENERATE A SUFFICIENT NUMBER OF EMAIL ADDRESSES AND, IF THEY TERMINATE THEIR AGREEMENTS WITH US, OUR BUSINESS COULD BE SERIOUSLY HARMED.

    We depend on our network of third-party Web sites to post sign-up forms on their sites and encourage visitors to their sites to sign up to receive commercial email messages from our direct marketing customers about topics of interest. Several high-traffic sites with which we signed agreements in the past have not been successful in generating significant numbers of opt-in email addresses for our database. Furthermore, the sites in the network:

    - are not within our control;

    - may incorporate into their Web sites the sign-up forms of other email marketing companies in addition to or in place of our sign-up form; and

    - are not obligated to continue to build lists for us.

    Less than five Web sites have left our network. We have terminated our relationship with four Web sites with which we did not desire to continue to do business. We intend to increase the size of our database through partnership agreements with high-traffic Web sites, but there is no assurance that we will do so in timely fashion or at all. Our increasing expenditures to develop this channel could materially adversely affect our operating margins and our cash flow. If we fail to successfully implement this strategy, our business, financial condition and results of operations could be materially adversely affected.

THE INTERNET USERS WHO SIGN UP TO RECEIVE OUR MAILINGS CAN OPT OUT, OR REMOVE THEMSELVES FROM OUR LISTS, OR MAY CHANGE THEIR EMAIL ADDRESSES AT ANY TIME.

    We provide detailed instructions at the top of every email message we send out allowing Internet users to remove themselves from our lists. Because this is a new business model, we do not know how long the average Internet user will stay on our lists or how many mailings they will accept before opting out. Currently, the opt-out rate is less than one percent on any given mailing. However, as more and more marketers use our lists and send out offers, the number of mailings sent to names on our lists also increases and the number of those opting out may increase as well. If the rate of list removal requests were to increase substantially, our fees for the use of our lists could decrease and our business, financial condition, and results of operations could be materially adversely affected.

    In addition, it is possible that some of the Internet users in our database could change their email addresses, thus making some of our direct marketing customers' messages undeliverable. If a message sent to an Internet user is returned to us because the email address is invalid, we remove that email address from our database. If a large number of Internet users in our database change their email addresses and do not update the information in our database, or if they delay before opting in again or do not opt in again, then our business, financial condition or results of operations could be materially adversely affected.

OUR BUSINESS COULD BE SERIOUSLY AFFECTED BY THE PRIVACY CONCERNS OF INTERNET USERS.

    Our opt-in email direct marketing service collects consumer preference and profile information each time an Internet user visits a participating Web site and volunteers information in response to survey questions. Privacy concerns may cause users to resist signing up for our lists and providing the personal data necessary to support the growth and expansion of our database. More importantly, even the perception of privacy concerns, whether or not valid, may indirectly inhibit market acceptance of our service.

WE DEPEND ON ADDING TO AND RETAINING OUR MARKETING CUSTOMER BASE.

    We have sent email messages for direct marketing campaigns to email addresses in our database on behalf of over 1,500 email direct marketing customers. However, 15 customers accounted for approximately 45% of our net revenues in the first nine months of 1999. On July 5, 1999, we terminated our email list management agreement to manage opt-in email addresses collected from YesMail.com's Web site. We also terminated our email list brokerage agreement whereby we agreed that YesMail.com would earn brokerage discounts on orders for use of opt-in email addresses in our database by YesMail.com's email direct marketing customers. YesMail.com, using the email addresses in the NetCreations database, resold use of certain of those lists to its own email direct marketing customers to account for approximately 7% of our net revenues in 1998 and approximately 11% of our net revenues for the first nine months of 1999. In addition, 3.3% and 0.8% of our net revenues in 1998 and the first nine months of 1999, respectively, were generated by selling use of opt-in email addresses collected from the YesMail.com Web site, of which YesMail.com is the email list owner, to our email direct marketing customers. Our ability to attract new marketing customers will depend on a variety of factors, including the responsiveness, scalability, reliability and cost-effectiveness of our email marketing services and our ability to effectively market these services.

    Many of our current marketing customers initially use a small number of our lists for testing purposes. If such a test mailing is successful, the customer may repeat his mailing to a much larger universe of lists and continue to use our lists in the future. If we fail to generate repeat and expanded business from our current and future customers, our business, financial condition and results of operations would be seriously harmed.

WE RELY ON RESELLERS AND INTEND TO INCREASE OUR RELIANCE ON RESELLERS.

    We intend to increase the proportion of our marketing customers obtained through our reseller channels, which include email address

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
list brokers, interactive advertising agencies, Web design firms and Web sites that attract small business owners. Such parties are typically referred to as "resellers" because they place orders in their own names for use of opt-in email addresses in our database on behalf of their email direct marketing customers. We bill the reseller our customary fees for use of opt-in email addresses in our database by their email direct marketing customers, less any applicable volume discounts, but we also grant a brokerage discount to the reseller. In 1998, resellers were responsible for approximately 38% of our net revenues and represented approximately 44% of our net revenues for the first nine months of 1999.

    While we intend to expand our own sales force, we believe that we can grow our business more rapidly by relying on the larger aggregate sales force represented by those reseller channels. If we fail to grow our business, competitors may be able to enter our industry or find ways to compete more effectively with us for our customers. Consequently, if we fail to increase the proportion of our marketing customers obtained through reseller channels, our business, financial condition and results of operations could be materially adversely affected.

    Because we give resellers discounts, any sales through resellers will have lower gross margins than direct sales of the same email addresses. To the extent we increase the proportion of sales through resellers, our net revenues and gross profits could decrease. Our agreements with such resellers are generally not exclusive and, in many cases, may be terminated by either party without cause. These resellers do not have minimum purchase or resale requirements. Many of these resellers market email lists that are competitive with our email lists. These resellers may not give a high priority to the marketing of our lists or may not continue to carry our lists. They may give a higher priority to other lists, including their own lists or the lists of our competitors. We may not retain any of our current resellers or successfully recruit new resellers.

THE PLANNED EXPANSION OF OUR BUSINESS WILL STRAIN OUR MANAGEMENT SYSTEMS AND OTHER RESOURCES.

    Since inception, our net revenues have grown from $102,000 in 1995, to $3.4 million in 1998, to $10.2 million for the first nine months of 1999. We had two employees in 1995, 10 at the end of 1998 and 29 on September 30, 1999. In addition, the pursuit of our business strategy will continue to place a significant strain upon our managerial, operational and financial resources.

    We will need to improve our financial and management controls, reporting systems and procedures. We will also have to continue to expand, train and manage our work force for marketing, sales and technical support, product development, and infrastructure management, and manage multiple relationships with customers and other third parties. We also plan to expand the geographic scope of our customer base and operations. We will need to continually expand and upgrade our technology infrastructure and systems and ensure continued high levels of service, speedy operation, and reliability. To achieve our objectives, we may acquire technologies or products or enter into strategic alliances or acquisitions, although we have no plans or agreements to do so at the present time.

    Our senior management is not experienced in managing the kind of rapid growth that we currently envision. In addition, three members of our management team, our Chief Financial Officer, our Vice President of Sales, and our Vice President of Business Development, have joined us in the past three months and therefore have a short history of working together.

WE FACE INTENSE COMPETITION AND MAY BE UNABLE TO COMPETE SUCCESSFULLY.

    The market for our service is intensely competitive, evolving and subject to rapid technological change. We expect the intensity of competition to increase in the future. We believe that we must rapidly expand our business and market share. If we fail to do so, competitors may copy our business strategy or take other steps to prevent us from achieving our goals.

    Our competitors include other email direct marketing companies; incentive-based direct marketers; providers of permission-based outsourced email solutions; email list owners that manage their own email lists in-house; banner advertising companies; and postal direct marketing companies. In addition, because there are relatively low barriers to entry in the email direct marketing business, we expect additional competition from other established and emerging companies as the email direct marketing business continues to develop and expand. We expect to face competition in the future from other companies entering the field as email address list owners, managers and brokers. Companies that operate banner advertising networks have entered the email marketing business through acquisitions of competing email marketing companies.

    Many of our competitors have longer operating histories; significantly greater financial, technical, marketing and other resources; significantly greater name recognition; and a larger installed base of customers than we have. In addition, many of our competitors have well-established relationships with our current and potential customers, have extensive knowledge of our industry and are capable of offering complementary services and products that are beyond the scope of our current business operations but might be attractive to customers seeking to purchase services in addition to email direct marketing services. As a result, our competitors may be able to respond more quickly to new or emerging technologies and changes in customer requirements, or to devote greater resources to the development, promotion and sale of their services than we can.

    In addition, current and potential competitors have established or may establish cooperative relationships among themselves or with third parties to increase the ability of their services to address customer needs. Accordingly, it is possible that new competitors or alliances among competitors may emerge and rapidly acquire significant market share. We also expect that competition will increase as a result of industry consolidations.

OUR MARKET IS SUBJECT TO RAPID TECHNOLOGICAL CHANGE.

    Our future success depends on our ability to:

    - adapt to rapidly changing technologies;

    - adapt our services to evolving industry standards; and

    - improve the performance, features and reliability of our service and product offerings in response to competitive product and service offerings and evolving demands of the marketplace.

    We cannot assure you that we will succeed in addressing these issues. Our efforts to upgrade our software or introduce new software may not be completed in a timely fashion or at all and may result in errors which could seriously harm us. In addition, the widespread adoption of new Internet networking technologies or other technological changes could require us to expend substantial amounts of capital to change our services or infrastructure. Moreover, these changes may involve new technologies which may not be measurable by our current methods.

WE EXPECT TO EXPAND OUR OPERATIONS OVERSEAS BUT YOU WILL NOT BE ABLE TO QUANTIFY THE RISKS ASSOCIATED WITH INTERNATIONAL EXPANSION.

    We intend to pursue international expansion during the next 12 months but do not have a specific geographic focus, detailed plan for implementation or schedule to do so at this time. International operations are subject to risks that may materially adversely affect our business, results of operations and financial condition. In particular, opt-in email direct marketing might not become an acceptable form of advertising internationally. In addition, privacy regulations in some other countries, including the European Union, are more stringent than in the United States. These regulations could hinder our ability to collect demographic data on potential consumers, which could have a material adverse affect on our business. Other risks of international operations are:

    - regulatory requirements;

    - reduced protection for intellectual property rights in some countries;

    - difficulties and costs of staffing and managing foreign operations;

    - political and economic instability; and

    - fluctuations in currency exchange rates.

WE ARE HIGHLY DEPENDENT UPON ROSALIND RESNICK AND RYAN SCOTT DRUCKENMILLER, OUR FOUNDERS, AND OUR OTHER EMPLOYEES AND THE LOSS OF THEIR SERVICES COULD HARM US.

    Rosalind Resnick, our Chief Executive Officer, President and Chairman of our board of directors, and Ryan Scott Druckenmiller, our Chief Technology Officer and a member of our board of directors, founded us and are essential to the continued viability of the business. We have key man life insurance in the amount of $5 million each, and disability insurance in the amount of $3 million each, on Ms. Resnick and on Mr. Druckenmiller. We cannot assure you that this coverage will be adequate to compensate us for the loss of services of either one of our founders.

    Our future success depends on the continued service of our senior management, sales, marketing, customer service, administrative, and technology personnel. Both our management team and our work force are currently small. As of September 30, 1999, we had 29 employees. The loss of the services of one or more of our key personnel could seriously harm our business, financial condition and results of operations. Although Ms. Resnick and Mr. Druckenmiller, as well as our Chief Financial Officer, our Vice President of Sales and our Vice President of Business Development have all executed and delivered employment contracts with us which will expire on December 31, 2002, the employees may terminate the contracts at any time. In addition, the balance of our work force are employed on an at-will and short-term basis.

    Our future success also depends on our continuing ability to attract, hire, train and retain other highly skilled managerial, technical, sales, marketing and customer service personnel in order to accommodate the growth of our business. In addition, we are likely to need to recruit additional senior management personnel as our business grows, particularly in the international arena. Competition for such personnel is intense, and we may fail to retain our key employees, or attract, assimilate or retain other highly qualified personnel in the future.

WE MAY NOT BE ABLE TO SUCCESSFULLY PROTECT OUR INTELLECTUAL PROPERTY.

    Although we are a marketing company, we also depend heavily on technology to operate our business. We have developed proprietary technology to enable Web site visitors to opt in to receive targeted advertising information from our direct marketing customers. The software also enables our direct marketing customers and email address list brokers to target email addresses in our database associated with persons with specific demographics, and allows direct marketers to track the response rates to their mailings. We have developed a double opt-in confirmation system which sends Internet users a confirmation email message after they have signed up their email address in our database and requires them to verify that they would like to begin receiving commercial email messages from our marketing clients. We have filed a patent application for this technology. We also have know-how and trade secrets, including the identities and other information concerning our direct marketing customers and the information in our email address database, which we seek to protect. If we do not adequately protect our intellectual property, our business, financial condition and results of operations will be materially adversely affected.

    While we are unable to determine the extent to which piracy of our technology exists, software piracy can be expected to be a persistent problem. In addition, the laws of some foreign countries do not protect our proprietary rights to as great an extent as do the laws of the United States. Our means of protecting our proprietary rights may not be adequate. Our competitors may independently develop similar technology, duplicate our technology design around patents issued to us or our other intellectual property, attempt to copy aspects of our service, or obtain and use our proprietary information that we regard as proprietary.

    There has been a substantial amount of litigation in the software industry regarding intellectual property rights. It is possible that, in the future, third parties may claim that our current or potential future technologies infringe upon their intellectual property. We have not performed any comprehensive analysis of patents of others that may limit our ability to do business.

    We expect that as the number of products and competitors in our industry segment grows and the functionality of products in different industry segments overlaps infringement claims will be made more frequently. Any such claims, with or without merit, could be time-consuming, result in costly litigation and diversion of management resources, cause product shipment delays or require us to enter into royalty or licensing agreements. Such royalty or licensing agreements, if required, may not be available on terms acceptable to us or at all, which could seriously harm our business, financial condition and results of operations.

INCREASING GOVERNMENT REGULATION COULD LIMIT THE MARKET FOR OUR SERVICE, WHICH COULD SERIOUSLY HARM OUR BUSINESS.

    As Internet marketing and commerce evolves, we expect that federal, state or foreign governments will increasingly adopt laws and regulations which could hinder the acceptance of the Internet as a communications and commercial medium or otherwise harm our business. We expect that laws or regulations will be enacted in various jurisdictions covering issues such as:

    - the transmission of unsolicited email marketing messages;

    - user privacy;

    - content of email messages;

    - quality of products and services; and

    - the solicitation, collection, processing and distribution of personal/customer information,

which could adversely affect our business. Such laws and regulations could adversely affect the demand for our services if direct marketers perceive that we will be hindered from reaching a substantial targeted audience or that substantial liability might arise due to technical breaches of such restrictions, such as limitations on content or transmission. Our own business exposure might increase substantially if we were to be held responsible for the content or quality of email messages which we transmit on behalf of our direct marketing customers. If we are forced to bear additional administrative burdens in collecting, storing or maintaining data, our expenses would increase and market conditions might preclude us from passing our increased costs on to our direct marketing customers. While we seek to respect Web site visitor privacy and do not send unsolicited email messages to our database, user privacy laws and regulations might be designed so restrictively as to make it increasingly difficult to obtain opt-in email addresses or sell the use of those addresses to our direct marketing customers.

    Laws and regulations regulating the transmission of unsolicited email marketing messages are being considered by many jurisdictions. Legislation of that type has recently been adopted by the States of California, Virginia and Washington, and similar legislation is pending in the State of New York and in Congress. The Telecommunications Act of 1996 prohibits some types of information and content from being transmitted over the Internet. The prohibition's scope and the liability associated with a Telecommunications Act violation are currently unsettled. In addition, although substantial portions of the Communications Decency Act were held to be unconstitutional, we cannot be certain that similar legislation will not be enacted and upheld in the future. The European Union adopted a Directive on Privacy, effective on October 24, 1998, which establishes minimum standards for the collection and use of personal identifying information in the European Union and prohibits the transfer of this information to countries whose privacy standards are deemed inadequate.

ROSALIND RESNICK AND RYAN SCOTT DRUCKENMILLER CONTROL US, AND THEIR INTERESTS MAY CONFLICT WITH YOUR INTERESTS.

    We anticipate that after we complete this offering, Rosalind Resnick will beneficially own 5,967,000 shares, or approximately 39.8% of our outstanding common stock, and Ryan Scott Druckenmiller will beneficially own 5,733,000 shares, or approximately 38.2% of our common stock. In addition to being our founders, as well as executive officers and members of our board of directors, Ms. Resnick and Mr. Druckenmiller have chosen to be partners in life. Ms. Resnick and Mr. Druckenmiller disclaim beneficial ownership of each other's shares. However, if Ms. Resnick and Mr. Druckenmiller were to act in concert they would be able to exercise control over all matters requiring approval by our shareholders, including the election of directors and approval of significant corporate transactions. This concentration of ownership may also have the effect of delaying or preventing a change in control of our company and of giving Ms. Resnick and Mr. Druckenmiller the opportunity to substantially impact all matters requiring approval by our shareholders even if Ms. Resnick and Mr. Druckenmiller do not act in concert.

WE FACE UNCERTAINTY OF ADDITIONAL FINANCING FOR OUR CAPITAL NEEDS.

    We currently anticipate that the net proceeds from this offering, together with our funds from operations, will be sufficient to meet our anticipated need for working capital, capital expenditures and business expansion for at least the next twelve months. If we are unable to increase our revenues as anticipated, we will need to raise additional funds. We may need more money sooner if we:

    - decide to expand faster than planned;

    - develop new or enhanced services or products ahead of schedule;

    - need to respond to competitive pressures; or

    - need to acquire complementary products, businesses or technologies.

    We currently do not have any commitments for additional financing. We cannot be certain that additional financing will be available when and to the extent required or that, if available, it will be on acceptable terms. If adequate funds are not available on acceptable terms, we may not be able to fund our expansion, develop or enhance our products or services or respond to competitive pressures.

WE MAY BE SUBJECT TO PRODUCT LIABILITY CLAIMS.

    Errors, omissions or defects in or other performance problems with our service could result in financial or other damages to our marketing customers because our marketing customers use our service for time-critical communications with their prospective customers. Our marketing customers could seek damages for losses from us. Our license agreements typically contain provisions designed to limit our exposure to such claims, but the protection afforded by such provisions is dependent upon the solvency of the parties to our licensing agreements and existing or future laws or unfavorable judicial decisions could negate such limitation of liability provisions. We have not experienced any liability claims to date. However, a liability claim brought against us, even if not successful, would likely be time-consuming and costly. A liability claim could materially adversely affect our business, financial condition and results of operations.

WE MAY BE SUBJECT TO CLAIMS DUE TO THE ACTIVITIES OF OUR CUSTOMERS.

    We cannot predict whether our role in facilitating our customers' promotion of products and services would expose us to liability. If that should occur, we could be required to expend significant management and financial resources to address any such claim or to pay any fines or penalties which might result or we could be required to alter or discontinue certain methods of doing business or take other steps which could be materially adverse to our business, financial condition, or results of operations. Our current insurance may not provide adequate coverage against claims which could have an adverse effect on our business.

THE FUTURE SALE OF SHARES OF OUR COMMON STOCK MAY NEGATIVELY AFFECT OUR STOCK PRICE.

    The 3,300,000 shares of common stock that we are offering will be freely tradable without restriction except for any shares purchased by our "affiliates" as defined in Rule 144 under the Securities Act. Ms. Resnick and Mr. Druckenmiller are our only affiliates at this time although other persons may be deemed to be our affiliates in the future. In addition, if the underwriters exercise their over-allotment option in part or in full, up to 495,000 additional shares will be issued and freely tradable, except for shares purchased by our "affiliates." 11,700,000 of our outstanding shares of common stock are "restricted securities" as defined in Rule 144. We have also granted options to purchase 247,000 of our shares of common stock to our employees other than Ms. Resnick and Mr. Druckenmiller. In addition, we have granted options, effective as of October 8, 1999, to purchase 100,000 shares of common stock to each of Messrs. Levy, Slayton and York, our non-management directors. Our stock option plan permits the issuance of options to purchase up to 1,170,000 shares of our common stock.

    Those shares may only be resold if there is an effective registration statement under the Securities Act covering those shares or an exemption from registration under Rule 144 or otherwise is available. Ms. Resnick and Mr. Druckenmiller, the holders of all of our currently outstanding shares, have agreed that they will not sell any shares without the prior consent of the representative of the underwriters for a period of 180 days from the effective date of this prospectus.

    The market price of our common stock could decline as a result of sales by Ms. Resnick or Mr. Druckenmiller and optionholders of a large number of shares of our common stock in the market after this offering or because of the perception that such sales could occur. We intend to register all shares of our common stock reserved for issuance under our stock option plan. Shares covered by such registration will be eligible for resale in the public market, subject to Rule 144 limitations applicable to "affiliates" and to the lock-up agreements described above. These sales also might make it more difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate.

YOU WILL SUFFER DILUTION IN THE VALUE OF YOUR SHARES.

    Investors purchasing shares in this offering will incur immediate and substantial dilution in net tangible book value per share in the amount of $10.47 per share. We have granted to our employees options to purchase
247,000 shares of our common stock that are exercisable at $5.00 per share. In addition, we have granted options, effective as of October 8, 1999, to purchase 100,000 shares of common stock to each of Messrs. Levy, Slayton and York, our non-management directors, at an exercise price of $10.00 per share. To the extent outstanding options to purchase common stock are exercised at less than the initial public offering price, there will be further dilution.

THE MARKET PRICE OF OUR STOCK MAY BE ADVERSELY AFFECTED BY MARKET VOLATILITY.

    The stock market has experienced extreme price and volume fluctuations, particularly with respect to Internet-related stocks. The trading price of our common stock could be subject to wide fluctuations in response to a various factors, such as the following:

    - fluctuations in our quarterly or annual results of operations;

    - changes in published earnings estimates by analysts and whether our earnings meet or exceed such estimates;

    - announcement of significant developments, such as the gain or loss of contracts or relationships or innovations or product introductions by us or our competitors;

    - additions or departures of key personnel;

    - changes in the rating or price targets of investment research analysts;
      and

    - changes in overall stock market conditions, including the stock prices of other Internet companies.

    In the past, companies that have experienced volatility in the market price of their stock have been the object of securities class action litigation. If we were subject to securities class action litigation, it could result in substantial costs and a diversion of our management's attention and resources.

OUR OFFERING PRICE DOES NOT NECESSARILY RELATE TO ANY ESTABLISHED CRITERIA OF VALUE, AND SO OUR STOCK MAY TRADE AT MARKET PRICES BELOW THE OFFERING PRICE.

    The initial public offering price for the shares was determined by negotiations among us and the representative of the underwriters. This initial price may not be indicative of prices that will prevail in the trading market.

WE DO NOT PLAN TO PAY CASH DIVIDENDS EVEN THOUGH WE MADE DISTRIBUTIONS TO OUR SHAREHOLDERS WHEN WE WERE A PRIVATE COMPANY.

    From the date of commencement of our business, we have elected to be taxed as an S corporation under United States federal and state laws. In connection with that election, we typically have made large distributions of income to our shareholders each year, who were subject to all federal and substantially all state taxes levied in respect of our earnings. Our shareholders paid taxes at their personal tax rates on that income and we did not pay federal corporate income taxes on that income. Upon consummation of this offering, we will cease to be an S corporation and we will be taxed as a C corporation. As a result, we, rather than our shareholders, will be taxed on income that we earn after the date on which we cease to be an S corporation. We do not currently intend to pay any cash dividends from or after that date.

CERTAIN ANTI-TAKEOVER PROVISIONS MAY ADVERSELY AFFECT OUR SHARE PRICE AND IMPEDE "CHANGE OF CONTROL" TRANSACTIONS.

    Our restated certificate of incorporation includes provisions (1) requiring advance notice to us before nominating any person to be elected a director or concerning any other matter to be voted upon by our shareholders,
(2) precluding shareholders from taking actions by written consent in lieu of a meeting, (3) requiring a majority of our shareholders or our president, chairman of our board of directors or a majority of our board to call a special meeting of shareholders, and (4) requiring the affirmative vote of at least two-thirds of our shareholders to amend these provisions. Our bylaws include corresponding provisions, as well as a provision permitting our board of directors to fill vacant directorships or increase the size of our board of directors.
Section 912 of the New York Business Corporation Law prohibits an "interested shareholder" from engaging in a "business combination" with us for a period of five years from the date that person first became an interested shareholder unless certain conditions are met. Those provisions could, together or separately:

    - discourage potential acquisition proposals;

    - delay or prevent a change in control; and

    - limit the price that certain investors might be willing to pay in the future for shares of our common stock.

    In particular, our restated certificate of incorporation permits our board of directors to issue up to 5,000,000 shares of preferred stock with rights and privileges that might be senior to our common stock, without the consent of the holders of common stock. Those rights and privileges could include voting rights that could effectively eliminate the rights of common shareholders to control us and direct our affairs.

             CAUTIONARY NOTICE REGARDING FORWARD-LOOKING STATEMENTS

    Some of the information in this prospectus contains forward-looking statements within the meaning of the federal securities laws. These statements are not historical facts, but rather are based on our current expectations, assumptions, estimates and projections about us and our industry, and certain beliefs and assumptions. Words including "may," "could," "would," "will," "anticipates," "expects," "intends," "plans," "projects," "believes," "seeks," "estimates," and similar expressions are intended to identify forward-looking statements. These statements are not guarantees of future performance and are subject to certain risks, uncertainties and other factors, some of which are beyond our control, are difficult to predict and could cause actual results to differ materially from those expressed or forecasted in the forward-looking statements. These risks and uncertainties are described in "Risk Factors" and elsewhere in this prospectus. We caution you not to place undue reliance on these forward-looking statements, which reflect our management's view only as of the date of this prospectus.

                      TERMINATION OF S CORPORATION STATUS

    At our founding, we elected to be taxed as an S corporation. An S corporation is exempt from federal and certain state and local taxes with the owners being taxed instead of the business entity. As a result, our shareholders during this period, Ms. Resnick and Mr. Druckenmiller, were subject to all federal and certain state taxes levied on our earnings.

    Immediately prior to the consummation of this offering, we will terminate the S corporation election and, thereafter, become a C corporation. Adjustments were necessary to reflect income tax expense in our pro forma statements of operations to show the tax expense that would have been recorded had we been taxed as a C corporation.

    We agreed with Ms. Resnick and Mr. Druckenmiller that, if any adjustment is made to our taxable income for any period through the date on which the S corporation election is terminated that increases their tax liability, we will reimburse them to the extent our tax liability is decreased. If an adjustment during that period increases our tax liability, they will reimburse us to the extent their tax liability is decreased. These reimbursements to Ms. Resnick and Mr. Druckenmiller must also compensate them for any taxes due as a result of our reimbursement to them.

    We intend to pay to Ms. Resnick and Mr. Druckenmiller final S corporation distributions based on current year earnings, to the extent of available cash balances. At September 30, 1999, this amount would have been $798,135.

                                USE OF PROCEEDS

    The net proceeds from the sale of the shares of common stock in this offering will be approximately $38.4 million. If the underwriters fully exercise the over-allotment option, the net proceeds of the shares sold by NetCreations will be approximately $44.4 million. Net proceeds is the amount NetCreations expects to receive after paying the underwriting discount and other expenses related to the offering.

    We intend to use the net proceeds as follows:

       - approximately $7.5 million to expand our NetCreations Network of third-party Web sites and our database of email addresses. Although we have no commitments or agreements with any third-party at this time, we may explore this expansion through the acquisition of, or partnership with, other Web sites or through other means that we may consider from time to time;

       - approximately $7.0 million to expand the sales and marketing functions of our business;

       - approximately $4.0 million to expand and continue to upgrade our hardware to support the rapid growth of our business, including co-locating our servers and increasing the redundancy of our networks and database storage systems;

       - approximately $1.3 million to repay the outstanding balance under our line of credit;

       - approximately $1.0 million to pursue continued research and development of our systems to improve the services we provide to our list owners and marketers as well as to ensure the quality of the delivery of messages to our subscribers; and

       - approximately $17.6 million to fund general corporate purposes, including working capital.

    To achieve our expansion and growth plans, we may also use a portion of the net proceeds to acquire or invest in companies, technologies or expertise complementary to our business. From time to time, we evaluate potential acquisitions of companies, technologies and expertise. We have no agreements for acquisitions or investments of that nature at this time. We may use a portion of the net proceeds to pay any portion of the additional $4.0 million of advance commissions we have agreed to pay to ICQ, Inc. in the future that we do not
(1) pay out of borrowings or our operating cash flow or (2) offset against fees earned by ICQ under our email address list management agreement.

    The timing and amount of NetCreations' actual expenditures will be based on many factors, including changes in technology, the availability of human resources and cash flow from operations. The proposed use of the net proceeds of the offering represents our management's best estimate of the expected utilization of funds to finance our activities in accordance with our management's current objectives and market conditions. Our management and board of directors may actually allocate the funds in significantly different proportions depending upon their assessment of our needs at that time.

    Until NetCreations uses the net proceeds of the offering, NetCreations will invest the funds in short-term, investment-grade, interest-bearing securities.

                                DIVIDEND POLICY

    We have made distributions to our shareholders during the time we were deemed an S corporation. Immediately prior to the consummation of this offering, we will change our status to a C corporation. At that same time, we intend to pay to Ms. Resnick and Mr. Druckenmiller final S corporation distributions based on current year earnings, to the extent of available cash balances. At
September 30, 1999, this amount would have been $798,135. We anticipate that we will retain earnings to support operations and to finance the growth and development of our business. Therefore, we do not expect to pay cash dividends in the foreseeable future. Any future determination to pay cash dividends will be at the discretion of our board of directors and will be dependent on the financial condition, operating results, capital requirements and other factors that our board deems relevant.

                                 CAPITALIZATION

    The following table should be read in conjunction with our financial statements and the notes included elsewhere in this prospectus. The following table shows the capitalization of NetCreations as of September 30, 1999. Our capitalization is presented (1) on an actual basis, (2) on a pro forma basis and
(3) on an as adjusted basis.

    The number of issued and outstanding shares in the following table excludes 1,170,000 shares of common stock reserved for issuance under our stock option plan of which options to purchase (1) 247,000 shares have been granted, effective as of September 14, 1999 and as of November 11, 1999, at an exercise price of $5.00 per share and (2) 100,000 shares have been granted, effective as of October 8, 1999, to each of our three non-management directors at an exercise price of $10.00 per share.

                                                                    SEPTEMBER 30, 1999
                                                     ------------------------------------------------
                                                                                       PRO FORMA
                                                       ACTUAL      PRO FORMA (1)   AS ADJUSTED (1)(2)
                                                     -----------   -------------   ------------------
    Short-term debt, including current portion of
      long-term debt...............................  $   357,261    $   357,261        $    82,261
                                                     ===========    ===========        ===========
    Long-term debt, less current portion...........      120,249        120,249            120,249
                                                     -----------    -----------        -----------
    Stockholders' equity:
      Preferred Stock, no par value; no shares
        authorized, issued or outstanding, actual
        and pro forma; 5,000,000 shares authorized,
        no shares issued and outstanding, as
        adjusted...................................           --             --                 --
      Common Stock, $.01 par value; 50,000,000
        shares authorized, 11,700,000 shares issued
        and outstanding, actual and pro forma;
        50,000,000 shares authorized, 15,000,000
        shares issued and outstanding, as
        adjusted...................................      117,000        117,000            150,000
      Additional paid-in capital(1)................    1,395,000      1,481,984         39,845,984
      Deferred compensation........................   (1,375,625)    (1,375,625)        (1,375,625)
      Retained earnings(1).........................      976,619             --                 --
                                                     -----------    -----------        -----------
        Total stockholders' equity.................    1,112,994        223,359         38,620,359
                                                     -----------    -----------        -----------
          Total capitalization.....................  $ 1,233,243    $   343,608        $38,740,608
                                                     ===========    ===========        ===========

------------------------

(1) Pro forma adjustments reflect:

    - Our final S corporation distribution. We intend to pay to Ms. Resnick and Mr. Druckenmiller final S corporation distributions based on current year earnings, to the extent of available cash balances. At September 30, 1999, this amount would have been $798,135;

    - An additional deferred tax liability of $91,500 resulting from the termination of our status as an S corporation; and

    - Reclassification of balance in retained earnings to additional paid in capital, after the distribution to shareholders upon conversion to a C corporation.

(2) As adjusted to reflect:

    - The sale of 3,300,000 shares of common stock offered at $13.00 per share, and

    - The application of the estimated net proceeds from this offering.

                                    DILUTION

    Purchasers of the common stock in this offering will experience immediate and substantial dilution in the pro forma net tangible book value of the common stock from the initial public offering price. NetCreations' net tangible book value on September 30, 1999 was approximately $492,357, or $0.04 per share, and $(397,278), or $(0.03) per share, on a pro forma basis after giving effect to the final S corporation distribution and the deferred tax liability resulting from the termination of our S corporation election. "Net tangible book value" is total assets minus the sum of liabilities and intangible assets. "Net tangible book value per share" is net tangible book value divided by the total number of shares outstanding before the offering.

    After giving effect to adjustments relating to the offering, NetCreations' pro forma net tangible book value on September 30, 1999, would have been $37,999,722 or $2.53 per share. The adjustments made to determine pro forma net tangible book value per share are the following:

    - An increase in total assets to reflect the net proceeds of the offering as described under "Use of Proceeds."

    - The addition of the number of shares offered by this prospectus to the number of shares outstanding.

    The following table illustrates the pro forma increase in net tangible book value of $2.56 per share and the dilution (the difference between the offering price per share and net tangible book value per share) to new investors:

Initial public offering price per share.....................              $13.00
Net tangible book value per share as of September 30,
  1999......................................................   $0.04
Pro forma S corporation distribution and deferred tax
  liability.................................................   (0.07)
                                                               -----
Pro forma net tangible book value per share as of
  September 30, 1999........................................   (0.03)
Increase in net tangible book value per share attributable
  to this offering..........................................    2.56
                                                               -----
Pro forma net tangible book value per share as of
  September 30, 1999 after giving effect to this
  offering..................................................                2.53
                                                                          ------
Dilution per share to new investors.........................              $10.47
                                                                          ======

    The following table shows the difference between existing stockholders and new investors with respect to the number of shares purchased from NetCreations, the total consideration paid and the average price paid per share.

                                   SHARES PURCHASED               TOTAL CONSIDERATION            AVERAGE
                               -------------------------       --------------------------         PRICE
                                   NUMBER       PERCENT            AMOUNT        PERCENT        PER SHARE
                               --------------   --------       ---------------   --------       ---------
Existing stockholders........    11,700,000       78.0%          $     1,000        0.0%          $0.00
New investors................     3,300,000       22.0            42,900,000      100.0           13.00
                                 ----------       ----           -----------      -----           -----
  Total......................    15,000,000      100.0%          $42,901,000      100.0%          $2.86
                                 ==========       ====           ===========      =====           =====

                            SELECTED FINANCIAL DATA

    This section presents selected historical financial data of NetCreations. The data set forth below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and you should read carefully the financial statements included in this prospectus, including the notes to the financial statements. The selected data in this section is not intended to replace the financial statements.

    NetCreations derived the statement of operations data for the years ended December 31, 1996, 1997 and 1998, and balance sheet data as of December 31, 1997 and 1998 from the audited financial statements in this prospectus. Those financial statements were audited by Grant Thornton LLP, independent certified public accountants. NetCreations derived the balance sheet data as of December 31, 1996 from audited financial statements that are not included in this prospectus. NetCreations derived the statement of operations data for the period from NetCreations' inception to December 31, 1995 and the balance sheet data as of December 31, 1995 from unaudited financial statements prepared by management. In the opinion of management, such information has been prepared on the same basis as the audited financial statements included elsewhere in this prospectus. NetCreations derived the statement of operations data for the nine months ended September 30, 1998 and 1999 and balance sheet data as of September 30, 1999 from the unaudited financial statements included in this prospectus. NetCreations' management believes that the unaudited historical financial statements contain all adjustments needed to present fairly the information included in those statements, and that the adjustments made consist only of normal recurring adjustments. Historical results are not necessarily indicative of the results to be expected in the future. The results of operations for the nine months ended September 30, 1999 are not necessarily indicative of the results to be expected for the entire year.

                              PERIOD FROM                                            NINE MONTHS ENDED
                             INCEPTION TO         YEAR ENDED DECEMBER 31,              SEPTEMBER 30,
                             DECEMBER 31,    ----------------------------------   ------------------------
                                 1995          1996        1997         1998         1998         1999
                             -------------   --------   ----------   ----------   ----------   -----------
STATEMENTS OF OPERATIONS
  DATA:
Net revenues...............    $101,652      $476,190   $1,100,781   $3,446,539   $2,062,333   $10,202,614
Cost of revenues...........       8,213        43,090      173,124    1,509,776      812,547     4,961,667
                               --------      --------   ----------   ----------   ----------   -----------
Gross profit...............      93,439       433,100      927,657    1,936,763    1,249,786     5,240,947
                               --------      --------   ----------   ----------   ----------   -----------
Operating expenses:
  Selling and marketing....      29,482       195,451      289,904      492,004      332,164     1,118,883
  Technology, support and
    development............      28,275       177,923      193,554      373,746      232,429       339,515
  General and
    administrative.........      12,893        60,734      151,307      369,508      268,587       802,869
  Depreciation and
    amortization...........          --           554        9,515       23,414       16,676        79,756
                               --------      --------   ----------   ----------   ----------   -----------
Total operating expenses...      70,650       434,662      644,280    1,258,672      849,856     2,341,023
                               --------      --------   ----------   ----------   ----------   -----------
Income (loss) before income
  tax provision............      22,789        (1,562)     283,377      678,091      399,930     2,899,924
Income tax provision.......          --         7,434       23,028       72,228       42,600       302,355
                               --------      --------   ----------   ----------   ----------   -----------
Net income (loss)..........    $ 22,789      $ (8,996)  $  260,349   $  605,863   $  357,330   $ 2,597,569
                               ========      ========   ==========   ==========   ==========   ===========
Net income (loss) per
  share-basic and
  diluted..................    $   0.00      $  (0.00)  $     0.02   $     0.05   $     0.03   $      0.22
                               ========      ========   ==========   ==========   ==========   ===========
Shares used in per share
  computation (000's
  omitted).................      11,700        11,700       11,700       11,700       11,700        11,700
PRO FORMA DATA: (1)
Historical income (loss)
  before income tax
  provision................    $ 22,789      $ (1,562)  $  283,377   $  678,091   $  399,930   $ 2,899,924
Pro forma income tax
  provision (benefit)......       3,500        (1,000)     129,000      316,000      186,000     1,342,000
                               --------      --------   ----------   ----------   ----------   -----------
Pro forma net income
  (loss)...................    $ 19,289      $   (562)  $  154,377   $  362,091   $  213,930   $ 1,557,924
                               ========      ========   ==========   ==========   ==========   ===========
Pro forma basic and diluted
  net income (loss) per
  share....................    $   0.00      $  (0.00)  $     0.01   $     0.03   $     0.02   $      0.13
                               ========      ========   ==========   ==========   ==========   ===========
Shares used in per share
  computation (000's
  omitted).................      11,700        11,700       11,700       11,700       11,700        11,700

                                                     DECEMBER 31,                SEPTEMBER 30, 1999
                                            ------------------------------   --------------------------
                                              1996       1997       1998       ACTUAL     PRO FORMA(2)
                                            --------   --------   --------   ----------   -------------
BALANCE SHEET DATA:
Cash......................................  $ 32,981   $ 54,002   $ 96,855   $  798,135             --
Working capital (deficiency)..............   (16,593)    68,698    339,981      179,445       (710,190)
Total assets..............................    59,372    233,489    943,804    4,576,265      3,778,130
Long-term debt (including current
  portion)................................        --         --     44,511      477,510        477,510
Total stockholders' equity (deficiency)...    (5,459)   121,129    476,992    1,112,994        223,359

------------------------------
(1) We have elected to be taxed as an S corporation for federal and state income tax purposes, since our inception. Accordingly, no provision has been made for federal and certain state income taxes. Pro forma net income has been computed as if the Company had been fully subject to federal, state and city income taxes. Immediately prior to the consummation of this offering, we will terminate the S corporation election and, thereafter, become a C corporation.
(2) We intend to pay to Ms. Resnick and Mr. Druckenmiller final S corporation distributions based on current year earnings, to the extent of available cash balances. At September 30, 1999, this amount would have been $798,135. Pro forma adjustments reflect our (a) pro forma S corporation distributions for this amount and (b) the deferred tax liability resulting from the termination of our S corporation election.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

    YOU SHOULD READ THIS DISCUSSION TOGETHER WITH THE FINANCIAL STATEMENTS AND OTHER FINANCIAL INFORMATION INCLUDED ELSEWHERE IN THIS PROSPECTUS.

OVERVIEW

    We provide Internet-based opt-in email direct marketing services that enable direct marketers to target promotional campaigns to consumers who have given their permission to receive email messages regarding selected topical categories. In addition, our technology provides direct marketers, as well as list brokers who purchase use of our email address lists on behalf of their customers, with real-time, online email address selection and ordering as well as response-tracking.

    As of September 30, 1999, we had over 4.3 million email addresses in our database. The email addresses in our database were collected from consumers who opted in through our Web site or a third-party Web site, and have not subsequently opted out or been removed from our database because an email to that address had been returned as undeliverable. We currently manage opt-in email address lists for over 175 Web sites. Each Web site in the NetCreations Network accumulates email addresses by placing a sign-up template on one or more of its Web pages which allows consumers to opt in to receive email messages in a selection of topical categories that the Web site owner believes will be of greatest interest to the Web site's visitors. We currently have email addresses listed in more than 3,000 topical categories in our database.

    In the first nine months of 1999, we generated over 95% of our net revenues by providing Internet opt-in email direct marketing services to our advertising customers. We charge direct marketers for each use of an opt-in email address from our database. In some cases, we grant volume discounts to our customers. Additionally, for the first nine months of 1999, we earned less than 5% of our net revenue by charging for delivery of email for customers sending messages to email addresses owned by such customers.

    Some of our customers consist of resellers. These resellers, principally consisting of email list brokers but also including interactive advertising agencies, Web design firms and Web sites that attract small business owners, place orders in the reseller's own name for use of opt-in email addresses in our database by the reseller's email direct marketing customers. We bill the reseller our customary fees for that use of opt-in email addresses, less any applicable volume discounts. In addition, we grant a brokerage discount to the reseller. Revenue earned for our services after volume and broker discounts, is reported in our financial statements as net revenues and is recognized when email messages are transmitted to the selected email addresses.

    We pay to the applicable Web site owner a commission amounting to typically 50% of the revenue we have earned, less volume discounts, if applicable, each time we send an email message to the email addresses owned by that Web site owner. In the event that an email address appears on more than one email address list selected by our customer, the commission is only paid to the Web site owner whose email address list is designated by our customer as the preferred list. These commissions, along with amounts incurred in implementing the Web site's sign-up program are reported as cost of revenues in our financial statements. In the first nine months of 1999, commissions accounted for over 98% of cost of revenue. We do not incur these commissions when customers select names from our own email address lists. As of September 30, 1999, we derived approximately 6.0% of the total email addresses in our database from our own Web site, but the proportion of email addresses in our database that are derived from our Web site has been decreasing and we expect that proportion will continue to decrease over time.

    In connection with the email address list management agreement with ICQ, Inc., we have made an initial advance of $1.0 million of commissions to ICQ. We have agreed to advance an additional $4.0 million of commissions to ICQ as follows: (1) $2.0 million upon the consummation of this offering,
(2) $1.0 million on May 3, 2000, and (3) $1.0 million on November 3, 2000. We are entitled to take credits for the advances against commissions due to ICQ under the email address list management agreement. If the agreement terminates before May 3, 2000, all of the advances other than the first $1.0 million will be refunded to us to the extent not offset by commissions earned by ICQ. However, the remaining $4.0 million of the advances will become non-refundable with the passage of time as follows: (1) $1.0 million on May 3, 2000,
(2) $1.0 million on November 3, 2000, and (3) $2.0 million on May 3, 2001. Our net income would be negatively affected if advanced commissions that become non-refundable have not been earned. Advances of commissions also burden our cash flow and might prevent us from making other expenditures that might generate revenues or growth for us.

    We do not typically make such advances to Web site owners. We also do not typically pay any Web site owner commissions of more than 50% of the revenue we earn, less volume discounts, if applicable, each time we send an email message to any email address list owned by that Web site owner. However, it is possible that competitive pressures or strategic or other reasons may cause us to make such advances or pay commissions of more than 50% of the revenue from sending email messages to email address list owners in the future. If we should pay to our Web site owners higher commissions our margins will be reduced. We may have reduced profits or may become unprofitable if any increase in the rate of commissions paid to Web site owners, and the consequent decrease in our margins, is not offset by lower general and administrative costs as a percentage of revenues or increased revenues from other sources.

    For the year ended December 31, 1998, we had net revenues of $3,446,539 and net income of $605,863. For the first nine months of 1999, we had net revenues of $10,202,614 and net income of $2,597,569. We intend to implement our business strategy by increasing expenditures on sales and marketing, new product offerings, technology, and infrastructure development. Incremental costs relating to any new products that may be introduced in the immediately foreseeable future would be primarily for increased personnel but would likely also include nominal costs for technological enhancements. Those expenditures, any changes in our customary arrangements with Web site owners described in the two preceding paragraphs, as well as various factors beyond our control, including increased competition, may negatively impact our operating margins and our profitability in the future.

    Additionally, future profits are likely to be negatively impacted by the initial granting of stock options to employees under our 1999 Stock Option Plan. To the extent that options are granted at an exercise price which is below fair market value on the date of grant a charge will result to our operations under Financial Accounting Standards Board Statement No. 123 ("FASB 123"), "Accounting for Stock-Based Compensation." We have granted options to acquire 247,000 shares of our common stock to our employees other than Ms. Resnick and Mr. Druckenmiller at $5.00 per share, which is below our initial public offering price. During the three months ended September 30, 1999, we recorded deferred compensation of $1,395,000 of which $19,375 was amortized to expense. In addition, we have granted options, effective as of October 8, 1999, to purchase 100,000 shares of common stock to each of our three non-management directors at an exercise price per share of $10.00.

    As permitted by FASB 123, we have elected to follow Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees ("APB 25") and related interpretations in accounting for our stock options. Under APB 25, when the exercise price of stock options equals or exceeds the market price of the underlying stock on the date of grant, no compensation expense is recorded. If the exercise price of the stock option is less than the market price of the underlying stock on the date of grant, we will record an expense equal to the difference between the market price on the date of grant and the exercise price. Such expense will be recorded in our statements of income, ratably over the vesting periods of such stock options.

    The amount of compensation expense that would be recognized subsequent to September 30, 1999 over the next four years, relating to our options granted to date, at the initial public offering price of $13.00 per share, is as follows:

YEAR ENDING
DECEMBER 31,
------------
  1999.....................  $  579,000
  2000.....................     959,000
  2001.....................     846,000
  2002.....................     473,000
                             ----------
    Total..................  $2,857,000
                             ==========

RESULTS OF OPERATIONS

    The following table sets forth our statement of operations expressed as a percentage of total net revenues:

                                          PERIOD FROM                                       NINE MONTHS ENDED
                                          INCEPTION TO       YEAR ENDED DECEMBER 31,          SEPTEMBER 30,
                                          DECEMBER 31,   -------------------------------   -------------------
                                              1995         1996        1997       1998       1998       1999
                                          ------------   --------    --------   --------   --------   --------
Net revenues............................     100.0%        100.0%      100.0%     100.0%      100.0%    100.0%
Cost of revenues........................       8.1           9.0        15.7       43.8        39.4      48.6
                                             -----        ------      ------     ------    --------   -------
    Gross profit........................      91.9          91.0        84.3       56.2        60.6      51.4
Operating expenses
  Selling and marketing.................      29.0          41.0        26.3       14.3        16.1      11.0
  Technology, support and development...      27.8          37.4        17.6       10.8        11.3       3.3
  General and administrative............      12.7          12.8        13.7       10.7        13.0       7.8
  Depreciation and amortization.........     --              0.1         0.9        0.7         0.8       0.8
                                             -----        ------      ------     ------    --------   -------
    Total operating expenses............      69.5          91.3        58.5       36.5        41.2      22.9
                                             -----        ------      ------     ------    --------   -------
Income (loss) before income tax
  provision.............................      22.4          (0.3)       25.8       19.7        19.4      28.5
Income tax provision....................     --              1.6         2.1        2.1         2.1       3.0
                                             -----        ------      ------     ------    --------   -------
    Net income (loss)...................      22.4%         (1.9)%      23.7%      17.6%       17.3%     25.5%
                                             =====        ======      ======     ======    ========   =======

NINE MONTHS ENDED SEPTEMBER 30, 1998 COMPARED TO NINE MONTHS ENDED
  SEPTEMBER 30, 1999

    NET REVENUES. Net revenues increased 394.7% from $2,062,333 for the nine months ended September 30, 1998, to $10,202,614 for the nine months ended September 30, 1999. This increase was the result of continued growth in the number of email messages delivered for our customers as well as in the number of customers utilizing our opt-in email address database. The number of opt-in email addresses in our database grew from approximately 1.7 million at the end of September 1998, to approximately 4.3 million by the end of September 1999, primarily as a result of the addition of opt-in email addresses to our database from third-party Web sites added to our NetCreations Network.

    For the nine months ended September 30, 1998, volume and broker discounts were $172,695 and $98,729, respectively. For the nine months ended
September 30, 1999, volume and broker discounts were $1,548,754 and $1,530,867, respectively. The increase in volume discounts is attributable to the growth in demand for our email marketing services and the increase in broker discounts is attributable to the growth in utilization of our services by resellers. For the nine months ended September 30, 1998, resellers accounted for approximately 21% of our net revenues compared to approximately 44% of our net revenues for the nine months ended September 30, 1999. We intend to increase the proportion of our marketing customers obtained through our reseller channels. To the extent we increase the proportion of sales through resellers, our net revenues and gross profits could decrease.

    On July 5, 1999, we terminated our email list management and email list brokerage agreements with YesMail.com. Use of email addresses in our database by YesMail.com as an email address list reseller accounted for approximately 7% of our net revenues in 1998 and approximately 11% of our net revenues for the first nine months of 1999. Although we can give no assurance, we anticipate that substantially all of such net revenues will be replaced by selling our services, either directly or indirectly through other email address list brokers, to direct marketers, including direct marketers represented by YesMail.com as well as other direct marketing customers. In addition, net revenues generated by selling use of the email address list in our database collected from YesMail.com's Web site and, therefore, owned by YesMail.com as an email address list owner, represented 3.3% and 0.8% in 1998 and the first nine months of 1999, respectively.

    COST OF REVENUES. Cost of revenues increased 510.6% from $812,547, or 39.4% of net revenues, for the nine months ended September 30, 1998, to $4,961,667, or 48.6% of net revenues, for the nine months ended September 30, 1999. This increase was the result of an increase in commissions due to a greater proportion of opt-in email addresses being added to our database from third-party Web sites.

    SELLING AND MARKETING. Selling and marketing expenses increased 236.8% from $332,164 for the nine months ended September 30, 1998, to $1,118,883 for the nine months ended September 30, 1999. Selling and marketing expenses consisted primarily of personnel costs and direct expenditures for advertising, promotional programs and other related activities. This increase was the result of our business expansion and is attributable to an increase in the number of employees. As of September 30, 1999, we had 18 employees in sales and marketing functions as compared to four employees as of September 30, 1998. Additionally, advertising expenditures increased by $282,637 in connection with our efforts to enhance recognition of our company and the services we provide.

    TECHNOLOGY, SUPPORT AND DEVELOPMENT. Technology, support and development expenses increased 46.1% from $232,429 for the nine months ended September 30, 1998, to $339,515 for the nine months ended September 30, 1999. Technology, support and development expenses consisted primarily of personnel costs and expenditures for software and related supplies. This increase was the result of the hiring of four employees during the first nine months of 1999, in connection with our efforts to improve the efficiency of our WWW.POSTMASTERDIRECT.COM Web site and expand its capabilities.

    GENERAL AND ADMINISTRATIVE. General and administrative expenses increased 198.9% from $268,587 for the nine months ended September 30, 1998, to $802,869 for the nine months ended September 30, 1999. General and administrative expenses consisted primarily of personnel, facilities, communication costs and professional fees. This increase was attributable to the addition of two employees to support growth in business activity, space expansion at our current location, professional fees in connection with various legal matters relating to customer and employment agreements, intellectual property and employee benefit matters, and accounting and auditing fees.

    DEPRECIATION AND AMORTIZATION. Depreciation and amortization expenses increased 378.3% from $16,676 for the nine months ended September 30, 1998, to $79,756 for the nine months ended September 30, 1999. Depreciation and amortization expenses consisted primarily of depreciation of computer equipment. This increase was primarily a result of investments in computer equipment.

    INCOME TAXES. As we had elected to be taxed as an S corporation for federal and certain state tax purposes, the provision for income taxes for the first nine months of 1998 and 1999 represents state and local taxes only to the extent they do not recognize the S corporation status, based on the pre-tax operating results for each year.

YEAR ENDED DECEMBER 31, 1997 COMPARED TO YEAR ENDED DECEMBER 31, 1998

    NET REVENUES. Net revenues increased 213.1% from $1,100,781 for the year ended December 31, 1997, to $3,446,539 for the year ended December 31, 1998. This increase was the result of continued growth in the number of email messages delivered for our customers as well as in the number of customers utilizing our opt-in email address database. The number of opt-in email addresses in our database grew from approximately 675,000 at the end of 1997, to approximately
1.9 million by the end of 1998, primarily as a result of the addition of opt-in email addresses to our database from third-party Web sites added to our NetCreations Network.

    For the year ended December 31, 1997, volume discounts were $16,181 and there were no broker discounts. For the year ended December 31, 1998, volume and broker discounts were $357,733 and $317,549, respectively. The increase in volume discounts is attributable to the growth in demand for our email marketing services. The increase in broker discounts is attributable to our use of resellers as an additional sales channel in 1998. During 1998, resellers accounted for approximately 38% of our net revenues.

    COST OF REVENUES. Cost of revenues increased 772.1% from $173,124, or 15.7% of net revenues, for the year ended December 31, 1997, to $1,509,776, or 43.8% of net revenues, for the year ended December 31, 1998. This increase was the result of an increase in commissions due to a greater proportion of opt-in email addresses being added to our database from third-party Web sites.

    SELLING AND MARKETING. Selling and marketing expenses increased 69.7% from $289,904 for the year ended December 31, 1997, to $492,004 for the year ended December 31, 1998. Of this increase, $145,000 was attributable to rising personnel costs, including the addition of four employees. Additionally, advertising expenditures increased by approximately $54,000 to heighten market awareness of our company and the email marketing services we provide.

    TECHNOLOGY, SUPPORT AND DEVELOPMENT. Technology, support and development expenses increased 93.1% from $193,554 for the year ended December 31, 1997, to $373,746 for the year ended December 31, 1998. This increase was attributable to a combination of hiring additional employees and utilizing consultants to enhance the business support system and improving the infrastructure and capabilities of our WWW.POSTMASTERDIRECT.COM Web site.

    GENERAL AND ADMINISTRATIVE. General and administrative expenses increased 144.2% from $151,307 for the year ended December 31, 1997, to $369,508 for the year ended December 31, 1998. This was generally attributable to growth in business activities and the establishment of an office facility, replacing our former home-based office.

    DEPRECIATION AND AMORTIZATION. Depreciation and amortization expenses increased 146.1% from $9,515 for the year ended December 31, 1997, to $23,414 for the year ended December 31, 1998. This increase was primarily a result of investments in computer equipment.

    INCOME TAXES. As we had elected to be taxed as an S corporation for federal and certain state tax purposes, the provision for income taxes for 1997 and 1998 represents state and local taxes only to the extent that they do not recognize the S corporation status, based on the pre-tax operating results for each year.

YEAR ENDED DECEMBER 31, 1996 COMPARED TO YEAR ENDED DECEMBER 31, 1997

    NET REVENUES. Net revenues increased 131.2% from $476,190 for the year ended December 31, 1996, to $1,100,781 for the year ended December 31, 1997. This increase was the result of a shift in the focus of our business from Web site design and promotion to email direct marketing and the growth in the number of email messages delivered for our customers as well as in the number of customers utilizing our opt-in email address database.

    For the year ended December 31, 1996, there were no volume or broker discounts. For the year ended December 31, 1997, volume discounts were $16,181 and there were no broker discounts.

    COST OF REVENUES. Cost of revenues increased 301.8% from $43,090, or 9.0% of net revenues, for the year ended December 31, 1996, to $173,124, or 15.7% of net revenues, for the year ended December 31, 1997. This increase was the result of a shift in the focus of our business from Web site promotion to email direct marketing and the increase in the number of opt-in email addresses being added to our database through third-party Web sites, the majority of which were added during 1997. The lower amount in 1996 represents higher utilization of opt-in email addresses from our own email address list, as compared with use of opt-in email address lists in our database that are owned by third-party Web sites.

    SELLING AND MARKETING. Selling and marketing expenses increased 48.3% from $195,451 for the year ended December 31, 1996, to $289,904 for the year ended December 31, 1997. This was primarily attributable to increases in advertising expenditures in various marketing publications and attendance at industry related trade shows and conferences.

    TECHNOLOGY, SUPPORT AND DEVELOPMENT. Technology, support and development expenses increased 8.8% from $177,923 for the year ended December 31, 1996, to $193,554 for the year ended December 31, 1997 as a result of additional personnel costs incurred during the year.

    GENERAL AND ADMINISTRATIVE. General and administrative expenses increased 149.1% from $60,734 for the year ended December 31, 1996, to $151,307 for the year ended December 31, 1997. This increase was generally attributable to additional employees hired to support growth in business activity, infrastructure development expenses and various legal and accounting services.

    DEPRECIATION AND AMORTIZATION. Depreciation and amortization expenses increased 1,617.5% from $554 for the year ended December 31, 1996, to $9,515 for the year ended December 31, 1997. This increase was primarily as a result of investments in computer equipment and furniture.

    INCOME TAXES. As we had elected to be taxed as an S corporation for federal and certain state tax purposes, the provision for income taxes for 1996 and 1997 represents state and local taxes only to the extent they do not recognize the S corporation status, based on the pre-tax operating results for each year.

QUARTERLY RESULTS OF OPERATIONS

    The following tables set forth certain unaudited quarterly information for each quarter of fiscal year 1998 and the first three quarters of 1999. This quarterly information has been prepared on a basis consistent with the audited financial statements and, we believe, includes all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of the information shown. Our quarterly operating results may fluctuate significantly as a result of a variety of factors and operating results for any quarter are not necessarily indicative of results for a full fiscal year.

                                                                          THREE MONTHS ENDED
                                      -------------------------------------------------------------------------------------------
                                                             1998                                           1999
                                      --------------------------------------------------   --------------------------------------
                                      MARCH 31    JUNE 30    SEPTEMBER 30   DECEMBER 31     MARCH 31     JUNE 30     SEPTEMBER 30
                                      ---------   --------   ------------   ------------   ----------   ----------   ------------
Net revenues........................  $476,545    $709,653     $876,135      $1,384,206    $1,694,505   $3,578,089    $4,930,020
Cost of revenues....................   139,913     282,580      390,054         697,229       827,152    1,750,815     2,383,700
                                      --------    --------     --------      ----------    ----------   ----------    ----------
    Gross profit....................   336,632     427,073      486,081         686,977       867,353    1,827,274     2,546,320
Operating expenses
  Selling and marketing.............    82,870     119,422      129,872         159,840       294,328      307,632       516,923
  Technology, support and
    development.....................    55,169      82,762       94,498         141,317        85,981      105,824       147,710
  General and administrative........    71,500      82,361      114,727         100,920       138,866      233,638       430,365
  Depreciation and amortization.....     4,130       5,352        7,193           6,739        17,354       27,797        34,605
                                      --------    --------     --------      ----------    ----------   ----------    ----------
    Total operating expenses........   213,669     289,897      346,290         408,816       536,529      674,891     1,129,603
                                      --------    --------     --------      ----------    ----------   ----------    ----------
Income before income tax
  provision.........................   122,963     137,176      139,791         278,161       330,824    1,152,383     1,416,717
Income tax provision................    13,100      14,600       14,900          29,628        36,300      121,700       144,355
                                      --------    --------     --------      ----------    ----------   ----------    ----------
    Net income......................  $109,863    $122,576     $124,891      $  248,533    $  294,524   $1,030,683    $1,272,362
                                      ========    ========     ========      ==========    ==========   ==========    ==========

    Our operating results for these fiscal quarters expressed as a percentage of sales were as follows:

                                                                          THREE MONTHS ENDED
                                      -------------------------------------------------------------------------------------------
                                                             1998                                           1999
                                      --------------------------------------------------   --------------------------------------
                                      MARCH 31    JUNE 30    SEPTEMBER 30   DECEMBER 31     MARCH 31     JUNE 30     SEPTEMBER 30
                                      ---------   --------   ------------   ------------   ----------   ----------   ------------
Net revenues........................     100.0%      100.0%       100.0%          100.0%        100.0%       100.0%       100.0%
Cost of revenues....................      29.4        39.8         44.5            50.4          48.8         48.9         48.4
                                      --------    --------     --------      ----------    ----------   ----------     --------
    Gross profit....................      70.6        60.2         55.5            49.6          51.2         51.1         51.6
Operating expenses
  Selling and marketing.............      17.3        16.8         14.8            11.5          17.4          8.6         10.5
  Technology, support and
    development.....................      11.6        11.7         10.8            10.2           5.1          3.0          3.0
  General and administrative........      15.0        11.6         13.1             7.3           8.2          6.5          8.7
  Depreciation and amortization.....       0.9         0.8          0.8             0.5           1.0          0.8          0.7
                                      --------    --------     --------      ----------    ----------   ----------     --------
    Total operating expenses........      44.8        40.9         39.5            29.5          31.7         18.9         22.9
                                      --------    --------     --------      ----------    ----------   ----------     --------
Income before income tax
  provision.........................      25.8        19.3         16.0            20.1          19.5         32.2         28.7
Income tax provision................       2.7         2.0          1.7             2.1           2.1          3.4          2.9
                                      --------    --------     --------      ----------    ----------   ----------     --------
    Net income......................      23.1%       17.3%        14.3%           18.0%         17.4%        28.8%        25.8%
                                      ========    ========     ========      ==========    ==========   ==========     ========

LIQUIDITY AND CAPITAL RESOURCES

    Since our inception, we have primarily financed our business using the cash flow generated from operations. We borrow under our revolving line of credit with Citibank, N.A. to supplement operating cash. Borrowings under this line of credit are payable on demand, plus interest at 1% above the bank's announced base rate and are collateralized by our accounts receivable. As of November 3, 1999, we are permitted to borrow up to $1.3 million under the line of credit, and borrowings bear interest at the rate of 9.25%. At November 3, 1999, $1.3 million was outstanding under the line of credit. These borrowings are personally guaranteed by Ms. Resnick and Mr. Druckenmiller.

    In connection with the email address list management agreement with ICQ, we are required to make $5.0 million in advance payments to ICQ, for commissions to be earned under the agreement. We paid $1.0 million of these advance payments on November 3, 1999. We will pay the remaining $4.0 million of the advance payments as follows: (1) $2.0 million upon the consummation of this offering, (2)
$1.0 million on May 3, 2000, and (3) $1.0 million on November 3, 2000. The first $1.0 million of these advance payments is non-refundable. The remaining $4.0 million becomes non-refundable in increments upon the passage of time. In connection with paying the first advance, we borrowed $1.0 million under our line of credit. We anticipate that we will pay the remaining advances from additional borrowings, operating cash flows or the proceeds from this offering.

    Net cash provided by operating activities was $40,518 for the year ended December 31, 1996, $205,737 for the year ended December 31, 1997, $375,566 for the year ended December 31, 1998, and $2,911,333 for the nine months ended September 30, 1999.

    Net cash used in investing activities was $11,074 for the year ended December 31, 1996, $50,955 for the year ended December 31, 1997, $79,422 for the year ended December 31, 1998, and $98,426 for the nine months ended
September 30, 1999. Cash used in investing activities was used for capital expenditures, primarily computer hardware and software for the operation and support of our business activities.

    Net cash used in financing activities was none for the year ended
December 31, 1996, $133,761 for the year ended December 31, 1997, $253,261 for the year ended December 31, 1998, and $2,111,657 for the nine months ended September 30, 1999. Cash used in financing activities was primarily for distributions to the shareholders relating to our election to be taxed as an S corporation.

    As of September 30, 1999, we had $798,135 of cash and our principal commitments consisted of $202,510 of obligations under our capital lease financing arrangement. Although we have no material commitments for capital expenditures, we expect to increase our capital expenditures and lease commitments consistent with our expected growth in operations, infrastructure and personnel.

    We believe that the proceeds from this offering, together with anticipated cash flow from operations and funds available from our credit facility, will be sufficient to satisfy our working capital and capital expenditure requirements for at least the next 12 months. We believe that we would be able to satisfy our working capital requirements for our current level of operations with anticipated cash flows from operations and funds available from our credit facility. However, if we do not obtain the proceeds of this offering, we would implement our expansion program more slowly and we might be unable to make large expenditures, such as acquisitions of other companies that we might otherwise have the necessary funds to complete from time to time. In connection with our expansion program, we plan to make substantial expenditures over the near term primarily in connection with (1) additional costs related to the expansion of our network of third-party Web sites, (2) increased staffing of our sales and service groups, (3) increased advertising and marketing activities,
(4) additional capital expenditures, primarily for computer equipment and
(5) continued research and development of our systems to improve our services. Changes in our operating plans, acceleration of our expansion plans, lower than anticipated sales, increased expenses, potential acquisitions or other events may cause us to seek additional financing sooner than anticipated. Additional financing may not be available on acceptable terms, or at all. Failure to obtain additional financing as needed could have a material adverse effect on our business and results of operations.

SEASONALITY

    The traditional postal direct marketing industry tends to have higher revenues in the fourth quarter of the year, when direct marketers send out holiday promotions, and somewhat lower revenues during the summer, when direct marketing activity is reduced overall. To date, because of the rapid growth of the email direct marketing industry, our revenues have grown sequentially from quarter to quarter. Therefore, our revenues have not followed the seasonal patterns of the traditional postal direct marketing industry. We anticipate, however, that as our business matures, our revenues will track more closely the seasonal patterns experienced in the traditional postal direct marketing industry.

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RECENTLY ISSUED ACCOUNTING STANDARDS

    In June 1997, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 131 ("SFAS No. 131"), "Disclosures About Segments of an Enterprise and Related Information." SFAS
No. 131 establishes standards for the way companies report information about operating segments in annual financial statements. It also establishes standards for related disclosures about products and services, geographic areas and major customers. The disclosures prescribed in SFAS No. 131 are effective for the year ended December 31, 1998. The Company has determined that it operates as one business segment, a provider of Internet marketing services.

    In June 1998, the FASB issued Statement of Financial Accounting Standards No. 133 ("SFAS No. 133"), "Accounting for Derivative Instruments and Hedging Activities," which defines derivatives, requires that all derivatives be carried at fair value, and provides for hedge accounting when certain conditions are met. SFAS No. 133 is effective for us in 2002. Although we have not fully assessed the implications of SFAS No. 133, we do not believe that the adoption of this statement will have a material impact on our financial position or results of operations.

    In April 1998, Statement of Position (SOP) 98-5, "Reporting on the Costs of Start-Up Activities" was issued by the Accounting Standards Executive Committee. SOP 98-5 provides guidance on the financial reporting of start-up costs and organization costs. It requires costs of start-up activities and organization costs to be expensed as incurred, and is effective for fiscal years beginning after December 15, 1998. The adoption of this SOP will not have a material effect on our operations.

THE YEAR 2000

    The "Year 2000 issue" refers generally to the problems that some software may have in determing the correct century for the year. For example, software with date-sensitive functions that is not Year 2000 compliant may not be able to distinguish whether "00" means 1900 or 2000, which may result in failures or the creation of erroneous results.

    OUR STATE OF YEAR 2000 READINESS. We designed our current software to be Year 2000 compliant when configured and used in accordance with the related documentation, and provided that the underlying operating system of the host machine and any other software used with or in the host machine or our service are Year 2000 compliant. However, we have not tested our software for Year 2000 compliance.

    We have not tested software obtained from third parties. However, we are seeking assurances from our vendors that licensed software is Year 2000 compliant. Despite assurances from developers of software incorporated into our software, our software may contain undetected errors or defects associated with Year 2000 date functions. Known or unknown errors or defects in our software could result in delay or loss of revenues, diversion of development resources, damage to our reputation, or increased service and warranty costs, any of which could seriously harm our business, financial condition and results of operations. Some commentators have predicted significant litigation regarding Year 2000 compliance issues, and we are aware of such lawsuits against other software vendors. Because of the unprecedented nature of such litigation, it is uncertain whether or to what extent we may be affected by it.

    We are assessing our material internal information technology systems, including both our own software products and third-party software and hardware technology, but we have not initiated an assessment of our non-information technology systems. We expect to complete testing of our information technology systems in 1999. To the extent that we are not able to test the technology provided by third-party vendors, we are seeking assurances from such vendors that their systems are Year 2000 compliant. We are not currently aware of any significant operational issues or costs associated with preparing our internal information technology and non-information technology systems

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for the Year 2000. However, we may experience significant unanticipated problems and costs caused by undetected errors or defects in the technology used in our internal information technology and non-information technology systems.

    We do not currently have any information concerning the Year 2000 compliance status of our customers. Our current or future customers may incur significant expenses to achieve Year 2000 compliance. If our customers are not Year 2000 compliant, they may experience material costs to remedy problems, they may face litigation costs and they may delay purchases or implementation of our service. Year 2000 issues could reduce or eliminate the budgets that current or potential customers could have for purchases of our service. As a result, our business, financial condition and results of operations could be seriously harmed.

    THE COSTS TO ADDRESS OUR YEAR 2000 ISSUES. We estimate that we have incurred nominal costs to date in connection with our Year 2000 plan. We currently estimate the total costs of completing our Year 2000 plan, including costs incurred to date, to be less than $250,000. This estimate is based on currently available information and will be updated as we continue our assessment of third-party relationships, proceed with our testing and implementation and design contingency plans.

    THE RISKS OF OUR YEAR 2000 ISSUES. If any information technologies or embedded microprocessor technology systems critical to our operations have been overlooked, there could be a material adverse effect on our business or results of operations of a magnitude which we have not yet fully analyzed. If the vendors of our important goods and services or the suppliers of our necessary energy, telecommunications and transportation needs fail to provide us with
(1) the materials and services which are necessary to sell our products and services, (2) the electrical power and other utilities necessary to sustain our operations, or (3) reliable means of transportation, such failure could affect our ability to sell our products and services which could have a material adverse effect on our business or results of operations.

    OUR CONTINGENCY PLAN. We have not yet fully developed a contingency plan to address situations that may result if we are unable to achieve Year 2000 readiness of our critical operations. The cost of developing and implementing such a plan may itself be significant. Although we expect to have a plan to deal with Year 2000 compliance issues pertaining to our internal systems soon after December 1, 1999, we expect to be unable to deal with Year 2000-related service outages by the telecommunications carriers, Internet service providers, and electric utilities upon which we rely. In addition, enhancements and revisions to any contingency plan will be continuously considered and implemented as appropriate.

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                                    BUSINESS

INDUSTRY BACKGROUND

    THE INTERNET AND ONLINE COMMERCE. The Internet is an increasingly significant global medium for communications, content and commerce. International Data Corporation estimates that the number of Web users worldwide was approximately 142 million at the end of 1998 and will grow to approximately 399 million by the end of 2002. Email was originally viewed as a simple personal communications tool, but it is increasingly used as a powerful and cost-effective business tool. Consequently, it has become one of the most popular Internet applications.

    The increasing functionality, accessibility and overall usage of the Internet and online services have made them an attractive commercial medium. The Internet and other online services are evolving into a unique sales and marketing channel, similar to retail stores, mail-order catalogs and television shopping. According to International Data Corporation, the number of Web buyers worldwide is estimated to increase from 30.8 million in 1998 to 133.9 million in 2002, which represents a compounded annual growth rate of 44%. International Data Corporation also estimates that the total value of goods and services purchased worldwide over the Web will increase from $50.4 billion in 1998 to $733.6 billion in 2002. The growing use of the Internet has led businesses to develop e-commerce strategies to drive traffic to their Web sites, attract customers and facilitate transactions.

    ADVERTISING. Businesses use two forms of advertising to attract customers: brand advertising and direct marketing. Brand advertisements, including television, radio, magazine displays, and billboards, target a mass audience to generate awareness of a particular company, product or service. The goal of direct marketing, by contrast, is to target specific individuals who appear from behavioral patterns or demographic data to be likely purchasers of products or services. Direct marketing includes direct mail, telemarketing, and direct response advertising in newspapers, magazines and on radio and television. According to the DMA, approximately $162.7 billion, representing 57% of the total advertising expenditures in the United States, was spent on direct marketing in 1998. Furthermore, the DMA projects direct marketing spending to grow to $221.5 billion by 2003.

    INTERNET ADVERTISING. The rise of the Internet and its fast-growing popularity among consumers and business owners has led both brand advertisers and direct marketers to begin experimenting with advertising and marketing online. According to Forrester Research, Internet advertising expenditures are expected to increase from $3.3 billion in 1999 to $24.1 billion in 2003 worldwide, and from $2.8 billion in 1999 to $17.2 billion in 2003 in the United States. According to the DMA, online direct marketing expenditures in the United States are expected to increase from $1.1 billion in 1999 to $5.3 billion in 2003.

    Currently, the most popular form of Internet advertising is banner advertising. Web sites display advertising banners which users can click through to visit the advertiser's Web site and obtain more information about a company's product or service. However, while banners provide advertisers with the ability to reach broad audiences and establish brand awareness, they have proven to be less than effective as vehicles for direct marketing. Response rates, or click-throughs, from banner advertisements averaged approximately 0.7% as reported by Forrester Research in March 1999.

    Email advertising campaigns are cheaper and faster than traditional direct marketing. However, the practice of sending unsolicited commercial email, or "spam," is strongly opposed by many Internet users. Spam lists are databases of email addresses gathered without the recipients' knowledge or consent from Internet newsgroups, chat rooms, Web sites, and member directories. While spam lists may be inexpensive to rent, costing less than $1 for 1,000 addresses, the hostile reaction they can generate among Internet users can be very costly to a marketer's reputation. Spamming can also result in attacks on the marketer's corporate mail server by the automated transmission of extremely large volumes of angry email messages. Moreover, a marketer who engages in spamming risks being

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disconnected from its Internet service provider or having all subsequent email transmission attempts blocked. Over the last few years, spam transmitters have been successfully sued by Internet service providers such as America Online and Earthlink and several states have passed legislation barring or restricting the transmission of unsolicited email messages.

    Businesses attempt to utilize the most cost-effective advertising source to maximize their advertising dollar. Drawbacks to traditional direct mail include the high costs involved, the delay in response and the difficulty in tracking responses. Banner advertising is not a cost-effective form of direct marketing because of its relatively low click-through rate. Unsolicited email advertising is generally not desirable because of privacy concerns and potential damage to marketers' reputations.

OUR BUSINESS

    We provide Internet-based opt-in email direct marketing services. Our opt-in email marketing system enables direct marketers to target promotional campaigns to consumers who choose (1) whether or not they would like to receive commercial messages, (2) the type or categories of information that they would like to receive and (3) the amount of personal data that they are willing to disclose. The users can opt out, or stop receiving these messages, at any time. Unlike some "permission-based" email marketing companies that do not always verify the election of their list members to receive email messages, we have developed a double opt-in confirmation system. We require each Internet user to confirm the user's desire to receive messages, typically by responding to a verification email. This way, no Internet user can be signed up for our lists by an unauthorized third party.

    Our opt-in email direct marketing business offers direct marketers three key advantages over postal direct marketing and banner advertising:

    - SPEED. Opt-in email campaigns can be sent out immediately without waiting days or weeks at a postal lettershop. We believe that email campaigns also generate results in a shorter period of time than traditional direct mail, producing leads and sales within 24 to 48 hours, compared to six to eight weeks offline.

    - RESPONSIVENESS. Opt-in email campaigns typically generate higher response rates than postal mail or banner ad campaigns. We believe that opt-in email campaigns typically generate response rates ranging from 5% to 15%, although Forrester Research estimates that opt-in email campaigns generated average response rates of 18% as of March 1999. This greatly exceeds the typical banner advertising response rate of 0.7% and typical postal direct mail response rates, which we believe to be approximately 2%. We also believe, based on the response rates reported to us by our direct marketing customers, that our double opt-in system contributes to our lists generating higher response rates than other email lists in the market. In addition, we can confirm to Internet service providers that messages sent are not unsolicited spam. As a result, NetCreations' and our direct marketers' email messages are allowed to travel freely through the networks of all of the major Internet service providers.

    - COST. Opt-in email campaigns cost less than postal mail campaigns. Forrester Research estimates that the typical costs for email campaigns range from 15 to 45 cents per email message sent (to rent a list and have an email service bureau send it out). This compares to an average cost of 60 cents per delivery for a postal direct mail campaign, including the list rental, printing, postage and processing fees. While banner ads may cost less than email campaigns, on a CPM (cost per thousand) basis, banner campaigns often end up costing more because of their low response rates.

    Our customers include Web sites that collect email addresses and direct marketers, including advertisers and email address list brokers. Our service allows demographic selection of email addresses based on the personal data provided by Internet users when their sign-up forms were completed.

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Additionally, it provides real-time, online list selection and ordering. We also provide an optional response-tracking program that allows marketers to monitor and improve the effectiveness of their email marketing campaigns.

    Our email address database offers direct marketers and email address list brokers more than 4.3 million email addresses gathered from a network of more than 175 third-party Web sites, including sites such as Internet.com, NetZero, Entrepreneur Magazine, CMPnet, LinkExchange, CDROM Guide, Regards.com and Volition. We provide marketers and e-commerce retailers a selection of targeted email address lists designed to achieve maximum response to their offers. We currently have email addresses listed in our database in over 3,000 topical categories, from general consumer lists to business-to-business lists.

    On November 3, 1999, we entered into a two-year email list management agreement with ICQ, Inc., an instant messaging subsidiary of America Online, Inc. We will be ICQ's exclusive email address list manager for delivery of targeted email messages on behalf of third-party advertisers to ICQ users who opt in to our service. Under the agreement, we have agreed that ICQ will be our exclusive instant messaging partner and that we will not enter into any similar transactions with a company that provides instant messaging applications as a material part of its business, other than America Online or its affiliates. We agreed to advance to ICQ $5.0 million, constituting a portion of the fees that ICQ expects to earn under the agreement. Of that sum, $1.0 million was paid on signing. An additional $2.0 million is payable upon the consummation of this offering. The remaining $2.0 million is payable in installments over time. We are entitled to take credit for the advances against fees due to ICQ under the email address list management agreement. If the agreement terminates before May 3, 2000, all of the advances other than the first $1 million will be refunded to us. The remaining $4.0 million of the advances will also become non-refundable with the passage of time.

    Our services enable Web site owners to compile email address lists and demographic profiles of their members. We then make these lists available to direct marketers on our WWW.POSTMASTERDIRECT.COM online store, providing incremental revenue opportunities in the form of commissions for Web sites when email addresses owned by those Web sites are used by marketers. In addition, our Web site provides marketing, mailing, merging of lists, purging of duplicate email addresses, and subscribe/ unsubscribe services to users of our email addresses.

OUR STRATEGY

    Our goal is to become the leader in opt-in direct marketing services on the Internet. Key elements of our strategy include the following:

    - MAINTAIN AND EXTEND MARKET LEADERSHIP IN OPT-IN EMAIL DIRECT MARKETING. We intend to maintain and extend our leadership role in email direct marketing by aggressively expanding our network of third-party Web sites with additional Web sites worldwide. We are exploring ways to encourage third-party Web sites currently participating in our NetCreations Network to refer additional Web sites to join our network. In addition, we may participate in cooperative databases, in which we would agree to share opt-in email addresses and fees. We may also acquire other Web sites in an effort to aggregate more opt-in email addresses. In connection with our worldwide list expansion, we intend to develop capabilities for adding email addresses to our database from non-English language consumers. We also plan on hiring additional business development personnel to assist us in obtaining more list members.

    - ENRICH OUR DATABASE WITH OPT-IN TRANSACTION DATA. We intend to develop mechanisms to provide direct marketers with lists of consumers who have purchased specified products on the Internet. We plan to work with leading e-commerce and catalog sites to incorporate an opt-in sign-up form that will allow Internet consumers to elect to receive targeted offers related to the products and services that they have purchased. By doing so, we will build a large, comprehensive

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      database of consumer purchase behavior on the Internet which we believe will be attractive to direct marketers.

    - DEVELOP NEW INTERNET MARKETING PRODUCTS AND SERVICES. We intend to expand our direct marketing services to additional applications on the Internet such as incentive programs and sweepstakes promotions. We also intend to expand the use of our current response-tracking system to create an end-to-end system that measures responses all the way from the message delivery to the sale. In addition, we intend to develop email delivery and tracking capabilities for non-English languages and character sets to facilitate our worldwide list expansion and marketing plans.

    - EXPAND OUR SALES CHANNELS. In addition to our direct sales efforts, we market our services through indirect sales channels such as list brokers, advertising agencies, Web design firms and other resellers. We intend to develop additional sales channels to penetrate vertical markets such as small business/home office, technology, publishing and manufacturing. In addition, we continuously work with our existing indirect sales channels to further the growth of sales through these sales channels. We recently launched an online list brokerage program that enables Web sites that target small business owners and entrepreneurs to private-label our email address list rental program and earn commissions by referring customers to us.

    - LEVERAGE OUR SCALEABLE TECHNOLOGY PLATFORM. We have developed and rely upon our proprietary software and intend to capitalize on its modular design to easily expand our capabilities to process increasing demand for email messaging by our direct marketing customers. Our platform also enables the addition of new features and products to satisfy the needs of our customers for quality, innovative products and services.

OUR SERVICES

    We provide Internet-based opt-in email address list management, email address list brokerage, a response management system, and email delivery services through our WWW.POSTMASTERDIRECT.COM Web site.

    EMAIL ADDRESS LIST MANAGEMENT. We currently aggregate and manage opt-in email addresses across a network of more than 175 third-party Web sites. Once a Web site joins our network, we provide a sign-up template for the site to place on one or more of its Web pages. Generally, this is a page that receives a large number of visitors, such as a registration page or a page thanking visitors for entering a contest or downloading some software. Our template allows the participating site to facilitate the gathering of opt-in email addresses in a variety of topical categories, including business, investing, sports, travel, computing, contests, and entertainment. Although our system is capable of processing elections to receive email messages relating to more than 3,000 topical categories, most Web sites post the selection of category choices that they believe will be of greatest interest to their visitors. The sign-up form also includes a demographic profile asking the visitor for an email address, postal address, age, income, gender, occupation, title and other information. However, the only information a user is required to submit is their email address.

    In November 1997, we adopted a double opt-in process to protect Internet users' privacy by preventing anyone from signing them up without authorization. Generally, whenever a visitor to a participating Web site opts in to receive email, the sign-up request is immediately transmitted to our server. Our server then sends the visitor a confirmation message requiring the person to click on an embedded link in the message and enter a special code on our WWW.POSTMASTERDIRECT.COM Web site. In a few cases, the Web site owner confirms the visitor's sign-up request for us. When the visitor confirms the sign-up request and becomes an email list member, the visitor's email address is added to our database and is made available to our direct marketing customers. However, the Web site from which the email address was derived continues to own its list of email addresses which are included in our database. We typically pay to the applicable Web site owner a commission of 50% of the revenue we

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have earned, less volume discounts, if applicable, each time we send an email message to the email addresses owned by that Web site owner. In the event that an email address appears on more than one email address list selected by our customer, the 50% commission is only paid to the Web site owner whose email address list is designated by our customer as the preferred list. We currently do not charge the list owners any additional setup, processing or maintenance fees for our service.

    EMAIL ADDRESS LIST BROKERAGE. We provide marketers and e-commerce retailers with a selection of targeted email address lists designed to achieve the maximum response rates to their offers. Direct marketers can make their own list selections and place their own orders through our Web site. On-screen menus and instructions help direct marketers pick lists and choose selection criteria. Alternatively, our sales and customer service staff provides assistance with email address list recommendations, order placement, and, occasionally, copywriting of email messages. Orders placed by 5 PM Eastern Time are generally sent out that night. Orders placed through our online marketplace by the direct marketers themselves are generally paid by credit card.

    Our service allows direct marketers to:

    - open a customer account;

    - search for email address lists by topical category or keyword, such as "travel" or "sports;"

    - select demographic data characteristics, such as age, income and zip code, to define the email addresses to which they would like to send email messages (but they do not actually access demographic data in our database); and

    - aggregate the various email address lists the direct marketer wants to use and remove any duplicate addresses.

    TRACKBOT EMAIL RESPONSE MANAGEMENT SYSTEM. Through TrackBot, we can provide campaign results to our customers, but only on an anonymous, aggregate basis that does not violate an individual's expectation that personal data will not be disclosed without their permission. TrackBot offers direct marketers, if they elect to use this service, a way to track aggregate responses to their mailings through the responder's click-through, allowing direct marketers to gauge the success of their campaigns quickly and to focus their campaigns on the best-performing email address lists. TrackBot provides a simple one-click setup through WWW.POSTMASTERDIRECT.COM's automated Web ordering system and easy to read charts that display aggregate response rates by list or by offer. Direct marketers who select email address lists from our email marketing service simply place their order in their online accounts and TrackBot automatically generates customized hypertext links for insertion into the email messages sent out. The click-throughs produced by the campaign are then tracked and recorded by our servers. TrackBot is a free service to companies that use our opt-in email address lists. We intend to upgrade our current response-tracking system to create an end-to-end system that would permit us to measure responses from the message delivery to the sale.

    EMAIL LIST DELIVERY. In addition to emailing messages for our direct marketing customers' campaigns, our email list delivery service provides high-volume email distribution for delivery of email for customers sending messages to email addresses owned by such customers. Our sophisticated email infrastructure is available to direct marketers, publishers, list managers, online merchants and Web site owners seeking a fast, affordable way to communicate with their own customers by email.

OUR CUSTOMERS

    EMAIL ADDRESS LIST MANAGEMENT CUSTOMERS. We manage email address lists for our NetCreations Network, which currently consists of more than 175 third-party Web sites. Our network sites include a variety of Web sites such as Internet.com, NetZero, Entrepreneur Magazine, CMPnet, LinkExchange, CDROM Guide, Regards.com and Volition. On November 3, 1999, we entered into an email list

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management agreement with ICQ, Inc., an instant messaging subsidiary of America
Online, Inc., to be the newest third-party Web site in the NetCreations Network.

    EMAIL ADDRESS LIST BROKERAGE CUSTOMERS. Our email direct marketing customers consist of advertisers and email list brokers. As of September 30, 1999, we have sent email messages on behalf of more than 1,500 direct marketing customers, from large companies such as Dell, Compaq, Ziff-Davis and J. Crew to small retailers selling items over the Web, such as Vermont Nutrition, Cyberswap, Inc., Technology Marketing Corp., and Intratech Alliance Corp.

    On July 5, 1999 we terminated our email list management and email list brokerage agreements with YesMail.com. Use of email addresses in our database by YesMail.com as an email address list reseller accounted for approximately 7% of our net revenues in 1998 and approximately 11% of our net revenues for the first nine months of 1999. Although we can give no assurance, we anticipate that substantially all of such net revenues will be replaced by selling our services, either directly or indirectly through other email address list brokers, to direct marketers, including direct marketers represented by YesMail.com as well as other direct marketing customers. In addition, net revenues generated by selling use of the email address list in our database collected from YesMail.com's Web site, and therefore, owned by Yesmail.com as an email address list owner, represented 3.3% and 0.8% in 1998 and the first nine months of 1999, respectively.

SALES AND MARKETING

    We market our services through our direct sales organization and through indirect distribution channels, including email list brokers, advertising agencies, Web design firms and other resellers. We sell our services to direct marketers primarily through our direct sales organization. As of September 30, 1999, our direct sales organization included 16 employees responsible for account management, business development and support, and we had two employees engaged in separate marketing activities.

    Our sales organization is complemented by independent resellers, such as list brokers, advertising agencies and Web design firms. These resellers purchase our service at a discount for resale to their own marketing customers and may provide list selection, support and customer service to end users. In 1998, resellers were responsible for approximately 38% of our net revenues and represented approximately 44% of our net revenues for the first nine months of 1999. We anticipate that the percentage of our total revenues derived from indirect sales will increase in the future.

RESEARCH AND DEVELOPMENT

    Our research and development efforts include product architecture, core technology, product testing, quality assurance and expanding the ability of our products to operate with the leading email software and Web browser platforms. In addition, our research and development group also provides some customer support activities. As of September 30, 1999, we had three employees, including our Chief Technology Officer, Ryan Scott Druckenmiller, who devote a substantial portion of their time to our research and development efforts. We believe that research and development expenses will increase in the future and that we will need to hire more developers as our operations expand.

    We believe that our future performance will depend in large part on our ability to:

    - scale our technology platform;

    - maintain and enhance its speed, reliability, capacity, and connectivity across multiple platforms; and

    - assure its ease-of-use by customers, flexibility and effectiveness in satisfying evolving customer requirements.

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TECHNOLOGY

    We employ a combination of hardware and custom and third-party software to implement our opt-in direct marketing services. We believe that this results in a highly scaleable, secure, reliable, and modular architecture that blends our internal expertise with industry-standard technology to create a proprietary infrastructure.

    We intend to continue expanding our technology infrastructure to support the growth of our business. This will include, among other things, co-locating our servers and increasing the redundancy of our networks and database storage systems.

    CONNECTIVITY. We currently have redundant T1 Internet connections provided by Globix and Frontier Communications, enabling us to deliver approximately two million email messages per day. We believe that the scaleable nature of our system's design will allow us to increase our email delivery capacity as needed. We are in the process of establishing a new T3 Internet access which we anticipate will provide us more than sufficient Internet bandwidth for at least the next 12 months.

    Our online ordering system provides for secure e-commerce credit card purchases and for email delivery. We believe that this encourages use of our online marketplace.

    HARDWARE. Multiple servers and personal computers are dedicated to specific functions within our network architecture. We utilize two ALPHA servers from Digital Equipment Corporation running Digital Unix operating systems. One server utilizes an Oracle database to aggregate, sort, and store the data we manage from our network of Web sites. The second DEC machine serves as the primary Web server for our WWW.POSTMASTERDIRECT.COM Web site. In addition, we plan on installing in the next few months a third server, which will be used to back up system information and increase processing power and redundancy.

    Intel-based servers are dedicated to sending out email messages and allowing tens of thousands of users per day to access the list sign-up forms on our third-party Web sites, to opt in to receive email messages on topics of interest, and to confirm that their elections to receive commercial email messages are valid. We utilize a dedicated server to balance the load among our email delivery servers and to provide redundancy within the email delivery system. We currently have a server which is dedicated for system backup. In addition, a separate server is dedicated to monitoring system activity and will notify an administrator if a problem arises. All of these servers run Linux operating systems from Red Hat Software; we believe that more servers can be added to increase capacity as needed.

    We employ a Network Associates firewall to protect our computer systems from unauthorized access.

    SOFTWARE. Our research and development team developed proprietary software using MetaHTML, PERL and SQL. This software enables Internet users to opt in to receive targeted advertising information from our marketing customers through sign-up forms on our network of more than 175 third-party Web sites. In addition, this software enables our direct marketing customers and email address list brokers to target Internet users with specific demographics who have opted in to our database. This process allows our marketing customers to send specific advertising messages to recipients who have indicated an interest in receiving messages on the topic.

    Our software is modular. Modularity enhances our ability to add, remove, or replace system applications as needed. For example, we recently implemented TrackBot, a proprietary software application which allows marketers to track the response rates to their mailings. We can continue to enhance TrackBot, or any other application, as well as add additional software elements as needed.

    We have also developed a double opt-in list subscription confirmation system which sends Internet users a confirmation email message after they have signed up for a list and requires them to verify that they would like to begin receiving commercial email messages from our marketing clients. We developed the double opt-in system in November 1997 and have filed a patent application for this technology.

COMPETITION

    The market for our email address list management and brokerage services is intensely competitive, evolving and subject to rapid technological change. We expect the intensity of competition to increase in the future. Competitors vary in size and in the scope and breadth of the services offered. While no competitor, to our knowledge, currently has a network of third-party Web sites similar to ours that generates double opt-in email address lists, we face intense competition for companies' Internet-based direct marketing budgets.

We face direct competition from companies in the following categories:

    - email direct marketers such as YesMail.com, BulletMail and 24/7 Media;

    - incentive-based direct marketers such as MyPoints.com and Netcentives; and

    - permission-based outsourced email direct marketers such as Exactis.com and MessageMedia.

In addition, we presently indirectly compete with companies in the following categories:

    - email address list owners who manage their own email address lists, such as Xoom.com;

    - banner advertising managers such as DoubleClick and Flycast
      Communications; and

    - postal direct marketing companies such as Direct Media (Acxiom) and American List Counsel;

    In addition, because there are relatively low barriers to entry in the email direct marketing business, we expect additional competition from other established and emerging companies as the email direct marketing business continues to develop and expand. We also expect to face competition in the future from other companies entering the field as email address list owners, managers and brokers.

    Many of our competitors have longer operating histories, significantly greater financial, technical, marketing and other resources, significantly greater name recognition and a larger installed base of customers than we have. In addition, many of our competitors have well-established relationships with our current and potential marketing customers, have extensive knowledge of our industry and are capable of offering non-email based advertising and marketing products that are beyond the scope of our current business operations but might be attractive to customers seeking to purchase services in addition to email direct marketing services. As a result, our competitors may be able to respond more quickly to new or emerging technologies and changes in customer requirements or to devote greater resources to the development, promotion and sale of their services than we can. In addition, current and potential competitors have established, or may establish, cooperative relationships among themselves or with third parties to increase the ability of their services to address their customers' needs. Accordingly, it is possible that new competitors or alliances among competitors may emerge and rapidly acquire significant market share. We also expect that competition will increase as a result of industry consolidations.

    We may not be able to compete successfully against current and future competitors, because increased competition is likely to result in price reductions, reduced gross margins and loss of market share, any of which could seriously harm our business, financial condition and results of operations.

INTELLECTUAL PROPERTY AND OTHER PROPRIETARY RIGHTS

    While we provide a direct marketing service, we are also a technology company. A large part of our success depends on protecting our intellectual property, which is one of our most important assets.

If we do not adequately protect our intellectual property, our business, financial condition and results of operations would be seriously harmed.

    We have developed and continue to develop our proprietary software and make it available for our customers' use over the Internet. This way, we never allow our customers access to our source code. In addition, we require employees, contractors and other persons with access to our proprietary information to execute confidentiality and non-compete agreements with us. We seek to protect our software, documentation and other written materials under trade secret and other intellectual property laws, which afford only limited protection.

    We have one pending United States patent application. This application seeks to protect our "double opt-in" system of verifying the requests of Internet users who ask to join our targeted email lists. We have no issued foreign patents, nor do we have any pending foreign patent applications. It is possible that no patent will issue from the currently pending patent application. It is also possible that any potential future patents may be found invalid or unenforceable, or otherwise be successfully challenged. Also, any patent issued to us may not provide us with any competitive advantages. We may not develop future proprietary products or technologies that are patentable, and the patents of others may seriously limit our ability to do business. In this regard, we have not performed any comprehensive analysis of patents of others that may limit our ability to do business.

    Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy aspects of our products or to obtain and use information that we regard as proprietary. Policing unauthorized use of our products is difficult, and, while we are unable to determine the extent to which piracy of our software products exists, software piracy can be expected to be a persistent problem. In addition, the laws of some foreign countries do not protect our proprietary rights to as great an extent as do the laws of the United States. Our means of protecting our proprietary rights may not be adequate, and our competitors may independently develop similar technology, duplicate our products or design around patents issued to us or our other intellectual property.

    There has been a substantial amount of litigation in the software industry regarding intellectual property rights. It is possible, that in the future, third parties may claim that our current or potential future products infringe upon their intellectual property. We expect that persons, such as ourselves, that develop software will increasingly be subject to infringement claims as the number of products and competitors in our industry segment grows and the functionality of products in different industry segments overlaps. Any such claims, with or without merit, could be time-consuming, result in costly litigation, cause product shipment delays or require us to enter into royalty or licensing agreements. Such royalty or licensing agreements, if required, may not be available on terms acceptable to us or at all, which could seriously harm our business, financial condition and results of operations.

    We integrate third-party software in our software products. We license server software from Digital Equipment Corporation and Universal Access, Inc. The third-party software may not continue to be available to us on commercially reasonable terms. We may not be able to renew these agreements or develop alternative technology. If we cannot maintain licenses to key third-party software, develop similar technology or license similar technology from another source on a timely or commercially feasible basis, our business, financial condition and results of operations could be seriously harmed.

GOVERNMENT REGULATION

    Currently, there are relatively few laws and regulations directly applicable to access to or commerce on the Internet. However, due to the increasing popularity and use of the Internet, it is likely that a growing number of laws and regulations will be adopted and that existing laws or regulations may be applied differently with respect to the Internet and email direct marketing services covering issues such as user privacy, pricing, content, copyrights, distribution, antitrust, and characteristics and quality of products and services. Also, the growth and development of the market for email direct marketing may lead to more stringent consumer protection laws and regulations that may impose additional burdens on those companies conducting business online. In addition, the applicability to the Internet of existing laws in various jurisdictions governing issues such as property ownership, sales and other taxes, libel and personal privacy is uncertain and may take years to resolve. Any such new laws or regulations or new applications of those existing laws or regulations could hinder the growth of the Internet or email direct marketing, which could, in turn, decrease the demand for our products and services and increase our cost of doing business or otherwise adversely affect our business.

    Legislation has recently been enacted in several states relating to spamming. The federal government and several states, including New York, are considering, or have considered, similar legislation. The provisions of these current and contemplated laws vary, but they generally limit or prohibit both the transmission of unsolicited emails and the use of familiar spamming techniques such as the use of forged or fraudulent routing and header information. Some states, including California, require that unsolicited emails include opt-out instructions and that senders of such emails honor any opt-out requests, a requirement that is consistent with our own permission email policies. We believe that our opt-in email system will not be affected by such legislation because we do not send unsolicited messages and because our current practices are intended to comply with current and proposed legislation. However, there can be no assurance that such legislation or similar legislation will not also affect permission email marketing in a way that could force us to change our business practices, particularly in light of the rapidly evolving state of the law in this area. In such event, our business could suffer.

EMPLOYEES

    As of September 30, 1999, we had a total of 29 employees, including 16 in sales and customer service, seven in technology, four in administration, and two in marketing. All of these employees were located at our headquarters in New York City. None of our employees is represented by a collective bargaining agreement, and we believe our employee relations to be good.

FACILITIES

    We lease our principal sales, marketing, technology, and administrative facility of approximately 7,400 square feet in New York City at an annual cost of approximately $195,000 with customary escalation clauses. The lease expires on March 1, 2003. We have no other offices at this time. We believe that our existing facilities are adequate for our current needs and that suitable additional or alternative space will be available in the future as required on commercially reasonable terms.

LEGAL PROCEEDINGS

    As of the date of this prospectus, we are not a party to any litigation.

                                   MANAGEMENT

    Our executive officers and directors as of October 31, 1999, are as follows:

NAME                           AGE      POSITION
----                         --------   ---------------------------------------------------------
Rosalind B. Resnick........     40      Chief Executive Officer, President, Chairman of the Board
                                        of Directors, and Treasurer
Ryan Scott Druckenmiller...     30      Chief Technology Officer, Vice President, Secretary and
                                        Director
Gary Sindler...............     53      Chief Financial Officer
Larry Mahon................     36      Vice President of Sales
Daniel Sweeney.............     24      Vice President of Business Development
Michael Levy (1)(2)........     52      Director
Gregory W. Slayton              40      Director
(1)(2).....................
Mitchell York (1)(2).......     42      Director

------------------------

(1) Member of Audit Committee

(2) Member of Compensation Committee

    ROSALIND B. RESNICK has served as our Chief Executive Officer, President and Chairman of our board of directors since our inception. In September 1995, Ms. Resnick developed America Online's NetGirl Forum, a dating and relationships area of the America Online service which she hosted until September 1996.
Ms. Resnick began her career in the newspaper industry in 1980 as an intern at the BALTIMORE SUN. From 1984 to 1989, Ms. Resnick worked as a business writer at THE MIAMI HERALD. Her articles have appeared in INTERNET WORLD, NETGUIDE, COMPUTER LIFE, PC TODAY, HOME OFFICE COMPUTING, and other leading computer magazines. In 1995, she co-authored THE INTERNET BUSINESS GUIDE, and from 1994 to 1997, she served as the editor and publisher of INTERACTIVE PUBLISHING ALERT, a semi-monthly newsletter tracking trends and developments in online publishing and advertising. She is also a contributing editor to PHILLIPS' INTERACTIVE P.R. AND MARKETING NEWS NEWSLETTER. Ms. Resnick received B.A. and M.A. degrees from Johns Hopkins University.

    RYAN SCOTT DRUCKENMILLER has served as our Chief Technology Officer and a member of our board of directors since our inception. Mr. Druckenmiller is an award-winning Web programmer who created the software that powers WWW.POSTMASTERDIRECT.COM's online list store, list member sign-up process, and list owner accounting system. Mr. Druckenmiller's prolific software output also includes the PostMaster URL Announcement Service, which submits Web sites to over 400 leading search engines and directories; PostMaster BannerNet, a free banner network; TrackBot, an advertising tracking tool, and PinPoint, a personalized search engine interface. Prior to joining NetCreations, from 1990 to 1995, Mr. Druckenmiller developed video games for the Amiga platform and published an Amiga newsletter, providing software and information for Amiga computer users.

    GARY SINDLER has been our Chief Financial Officer since June 1999. From February 1999 to June 1999, Mr. Sindler was a consultant to FTI
Consulting, Inc., a provider of litigation, applied sciences and expert financial consulting services based in Annapolis, Maryland. From July 1996 to February 1999, Mr. Sindler was Executive Vice President, Secretary and Chief Financial Officer of FTI. From August 1993 to July 1996, Mr. Sindler was Chief Financial Officer of Aon Risk Services, Inc. of New York. Prior to 1993, he held various senior-level positions in finance and administration with Willis Corroon, PLC and Alexander & Alexander Services Inc., two international insurance brokerage firms. Mr. Sindler holds a B.S. degree in accounting from the University of Baltimore and is a certified public accountant.

    LARRY MAHON joined us as our Vice President of Sales in June 1999. From July 1985 through January 1999, Mr. Mahon was employed by AlphaNet
Solutions, Inc., a systems integration firm that provides computer products and IT services to Fortune 1000 clients, in various capacities, chiefly from

November 1996 through January 1999 as Vice President of Sales, New York, from July 1993 to October 1996 as Vice President of Operations and from August 1990 to July 1993 as Vice President of Client Services.

    DANIEL SWEENEY joined us as Vice President of Business Development in September 1999. From February 1998 to August 1999, Mr. Sweeney was the Network Manager for The @dventure Network, a direct marketing/sales firm in New York. From August 1997 to December 1997, Mr. Sweeney was a manager of operations for Adbot, Inc., an Internet advertising auction business based in Chicago, Illinois. From 1993 to June 1997, Mr. Sweeney was a student at Harvard University where he received his A.B. degree in Economics.

    MICHAEL LEVY has been a member of our board of directors since October 1999. He has served as the President, Chief Executive Officer and Chairman of the Board of SportslineUSA, Inc. since its inception in February 1994. From 1979 through March 1993, Mr. Levy served as President, Chief Executive Officer and as a Director of Lexicon Corporation, a high technology company specializing in data communications and signal processing technology. From January 1988 to June 1993, Mr. Levy also served as Chairman of the Board and Chief Executive Officer of Sports-Tech International, Inc., a company engaged in the development, acquisition, integration, and sale of computer software, equipment, and computer-aided video systems used by professional, collegiate and high school sports programs. Between June 1993 and February 1994 Mr. Levy was a private investor. Mr. Levy also serves as a member of the board of directors of iVillage Inc. Mr. Levy received a B.S. in Electrical Engineering from the Georgia Institute of Technology.

    GREGORY W. SLAYTON has been a member of our board of directors since October 1999. He has served as President, Chief Executive Officer and a member of the board of directors of ClickAction Inc. since December 1997. From March 1996 to July 1997, Mr. Slayton was the President, Chief Operating Officer, and Director of ParaGraph International. In August 1994, Mr. Slayton co-founded Worlds, Inc. and served as Senior Vice President and Chief Financial Officer until November 1995. Prior to founding Worlds, Inc., Mr. Slayton served as Vice President and Chief Financial Officer of Paramount Technology Group of Paramount Communications Inc. Mr. Slayton was also a management consultant with McKinsey & Company for four years. Mr Slayton serves on the board of directors of inTest Corporation, and he is on the board of directors of Opportunity International, a non-profit organization. Mr. Slayton holds a B.A. in Economics from Dartmouth College and an M.B.A. from Harvard Business School.

    MITCHELL YORK has been a member of our board of directors since October 1999. He has served as President of LendingTree, Inc., a leading online loan marketplace, from September 1998 to September 1999. During that time he oversaw LendingTree's marketing, technology and other key business areas. Prior to this, Mr. York was, for 17 years, an executive of CMP Media Inc., a worldwide technology information and marketing services company. As vice president of CMP's Internet division, he lead the company's entry into online media by launching TechWeb, an information service for information technology professionals. Prior to launching TechWeb, Mr. York was a publisher of several of CMP's major technology titles, including VARBusiness magazine. He also was the founding editor of the company's Travel division, which was later sold to Miller Freeman. Mr. York received a bachelor's degree with honors from Northwestern University and an M.B.A. from the Columbia Graduate School of Business.

BOARD COMPOSITION

    We currently have five directors. Each director is elected at the annual general meeting of our shareholders, by a vote of the holders of a plurality of the voting power represented at such meeting. Each director holds office until the annual general meeting of our shareholders or until his or her successor has been elected.

    Our non-management directors serve on the audit committee and the compensation committee of the board. The executive officers serve at the discretion of the board.

BOARD COMMITTEES

    In July 1999, our board of directors established an audit committee and a compensation committee. Our board of directors does not currently have and does not currently intend to establish an executive committee or a nominating committee, as those functions are to be performed by our entire board of directors.

    AUDIT COMMITTEE. The audit committee of the board of directors consists of Messrs. Levy, Slayton and York. This committee makes recommendations to the board of directors with respect to various auditing and accounting matters, including the recommendation of our auditors, the scope of the annual audits, fees to be paid to the auditors, the performance of our independent auditors and our accounting practices. The audit committee has responsibility for, among other things, the planning and review of our annual and periodic reports and accounts and the involvement of our auditors in that process, focusing particularly on compliance with legal requirements and accounting standards and the related rules of the Nasdaq, the Securities and Exchange Commission, and the United States, and the establishment of an effective system of internal accounting controls.

    COMPENSATION COMMITTEE. The compensation committee of the board of directors consists of Messrs. Levy, Slayton and York. This committee recommends, reviews and oversees the salaries, benefits and stock option plans for our employees, consultants, directors and other individuals compensated by us. The compensation committee also administers our compensation plans.

DIRECTOR COMPENSATION

    None of our directors receive cash compensation for their service on our board of directors, although our management directors receive cash compensation for their services as our officers. All directors, however, are reimbursed for reasonable expenses incurred in connection with serving as a director. We have granted options, effective as of October 8, 1999, to purchase 100,000 shares of our common stock to each of our non-management directors, Messrs. Levy, Slayton and York, at an exercise price of $10.00 per share. The options granted to our three non-management directors vest one-third upon the consummation of our initial public offering. The remaining two-thirds vest in equal installments on each of the next eight quarterly anniversaries following the consummation of our initial public offering. We anticipate that our board of directors will hold regularly scheduled meetings quarterly.

EXECUTIVE COMPENSATION

    The following table sets forth all compensation received during the indicated years by our Chief Executive Officer and President and our Chief Technology Officer in their capacities as officers. In these fiscal years we had no other executive officers and no other employee earned in excess of $100,000.

                           SUMMARY COMPENSATION TABLE

                                                                                    LONG-TERM
                                                                                   COMPENSATION
                                                                                      AWARDS
                                                 ANNUAL COMPENSATION                SECURITIES
                                     -------------------------------------------    UNDERLYING          ALL OTHER
NAME AND PRINCIPAL POSITION                 SALARY            BONUS      OTHER       OPTIONS         COMPENSATION(1)
---------------------------          ---------------------   --------   --------   ------------   ----------------------
Rosalind Resnick,
  Chief Executive Officer,
  President and Chairman of the
  Board of Directors...............  1998-$185,000               --         --           --                1998-$155,000
                                     1997-$120,000               --         --           --                 1997-$96,880
                                     1996-$198,000               --         --           --                    1996-  --
Ryan Scott Druckenmiller,
  Chief Technology Officer and
  member of the Board of
  Directors........................  1998-$185,000               --         --           --                1998-$155,000
                                     1997-$120,000               --         --           --                 1997-$96,880
                                     1996-$198,000               --         --           --                 1996-$30,000

------------------------

(1) Includes contributions to our pension plan of $30,000 and $30,000 for the benefit of each of Ms. Resnick and Mr. Druckenmiller in 1998 and 1997, respectively, and $30,000 for the benefit of Mr. Druckenmiller in 1996. Also includes distributions to the shareholders which were made in accordance with our election to be taxed as an S corporation. Such distributions are common for S corporations.

STOCK OPTION INFORMATION

    We granted options, effective as of September 14, 1999 and as of November 11, 1999, to purchase 247,000 shares of our common stock at an exercise price of $5.00 per share under our 1999 Stock Option Plan. Those options were granted to our employees other than Ms. Resnick and Mr. Druckenmiller. Those options are exercisable for a period of five years, but not until they have vested. Those options vest in equal one-third installments on each of the three anniversaries of the date of grant, subject to the optionees' continued employment with us. Ms. Resnick and Mr. Druckenmiller have received, and will continue to receive until the consummation of our initial public offering, S corporation distributions. Upon termination of our status as an S corporation immediately prior to the consummation of this offering, we intend to pay Ms. Resnick and Mr. Druckenmiller final S corporation distributions based on current year earnings to the extent of available cash balances. At September 30, 1999, this amount would have been $798,135. Ms. Resnick and Mr. Druckenmiller have received no options or other stock-based compensation. In addition, we have granted options, effective as of October 8, 1999, to purchase 100,000 shares of common stock to each of our non-management directors, Messrs. Levy, Slayton and York, at an exercise price of $10.00 per share. The options granted to our three non-management directors are also exercisable for a period of five years, but not until they have vested. These options vest one-third upon the consummation of our initial public offering. The remaining two-thirds of the options vest in equal installments on each of the next eight quarterly anniversaries following the consummation of our initial public offering. Vesting also depends on continued service as our director, subject to acceleration under certain circumstances. All the outstanding options granted to our non-management directors would be accelerated, and all of our other outstanding options may be accelerated, as to vesting and exercisability, in the event of certain transactions, including certain changes in our control, certain mergers and reorganizations, and certain dispositions of substantially all of our assets. The vesting and exercisability of the options issued to our non-management directors would also be accelerated if those directors are not re-elected to office, except if they are unable to serve or choose not to serve, or if they are removed from office, except for cause or material non-performance of their duties. We have granted no other options and no stock appreciation rights.

EMPLOYMENT AGREEMENTS

    We have entered into one-year employment agreements with six of our technology employees. These agreements are automatically renewable and are terminable by either the employee or us upon 90 days' notice. The remaining non-management employees are employed on an at-will basis. All of our non-management employment arrangements provide, among other things, that each of the employees shall provide services to us on a full-time basis. All of our non-management employees have also entered into agreements with us which contain restrictive covenants relating to non-competition with us, non-solicitation of our customers, non-dealing with our customers and non-solicitation of our suppliers and employees. In addition, each of these agreements contains an express obligation of confidentiality in respect of our trade secrets and confidential information and provide for us to own any intellectual property rights created by our employees in the course of their employment.

    We have entered into employment agreements with Rosalind Resnick, as our Chief Executive Officer, President, and Chairman of our board of directors, Ryan Scott Druckenmiller, as our Chief Technology Officer, Gary Sindler, as our Chief Financial Officer, Larry Mahon, as our Vice President of Sales, and Daniel Sweeney, as our Vice President of Business Development, all of which expire on December 31, 2002. The executives are entitled to base salaries per annum, initially as follows: Rosalind Resnick, $175,000; Ryan Scott Druckenmiller, $175,000; Gary Sindler, $150,000; Larry Mahon, $100,000; and Daniel Sweeney, $100,000. The executives are entitled to annual bonuses as the compensation committee of our board of directors may determine based upon their performance and achievement of specified goals to be established and mutually agreed upon by each of them and the compensation committee prior to the beginning of their bonus period as follows: Rosalind Resnick, up to $175,000 per year; Ryan Scott Druckenmiller, up to $175,000 per year; Gary Sindler, up to $75,000 per year; Larry Mahon, up to $100,000 per year; and Daniel Sweeney, up to $50,000 per year. Ms. Resnick and Mr. Druckenmiller are also entitled to additional performance bonuses, if any, as may be determined from time to time by the compensation committee upon the achievement of performance goals to be mutually agreed upon by each of Ms. Resnick and Mr. Druckenmiller, as the case may be, and the compensation committee. Each of Ms. Resnick and Mr. Druckenmiller have agreed not to compete with us in providing direct email marketing services to third parties for compensation during the term of employment and for at least three years after their employment is terminated other than a termination without cause or a termination during the first year following a change in control. Each of the remaining executives has agreed not to compete with us in providing direct email marketing services to third parties for compensation during the term of employment and for at least two years after their employment is terminated other than a termination without cause or a termination during the first year following a change in control. The executives are entitled to customary medical, life insurance, vacation, and other benefits under each of the agreements. Each of the executives will be eligible to be granted options under our 1999 Stock Option Plan, at the discretion of the committee administering that plan. Pursuant to each of their employment agreements, Messrs. Sindler, Mahon and Sweeney have been granted 117,000, 20,000 and 20,000 stock options respectively, under our 1999 Stock Option Plan. Ms. Resnick and Mr. Druckenmiller have not been granted any options. Each of the contracts include customary provisions entitling us to terminate the executive's employment for cause, upon extended disability of the executive, upon the executive's death, and otherwise without cause. Each executive is entitled to terminate the executive's employment upon material breach of the contract by us and without cause upon prior notice to us. The contracts contain customary provisions to protect our confidential information and to ensure that we will own inventions and improvements developed by the executive during the executive's employment activities.

STOCK OPTION PLAN

    Our 1999 Stock Option Plan was adopted by the board of directors in July 1999. The Plan provides for the grant of options to our directors, officers, employees and certain consultants. There are 1,170,000 shares reserved for issuance under the 1999 Stock Option Plan. We have granted options, effective as of September 14, 1999 and as of November 11, 1999, to purchase 247,000 shares of our common stock at an exercise price of $5.00 per share. In addition, we have granted options, effective as of October 8, 1999, to purchase 100,000 shares of our common stock to each of our three non-management directors at an exercise price of $10.00 per share.

    The 1999 Stock Option Plan provides for the grant of options intended to qualify as "incentive stock options" under Section 422 of the Internal Revenue Code of 1986, as amended, and non-qualified stock options. The board of directors or a committee designated by the board is authorized to administer the Plan, including the selection of individuals eligible for grants of options, the terms of such grants, possible amendments to the terms of such grants, and the interpretation of the terms of the Plan. The maximum term of any stock option granted under the Plan is ten years, except that with respect to incentive stock options granted to a person possessing more than 10% of our combined voting power, the term of their options shall be for no more than five years.

    The exercise price of incentive stock options granted under the Plan must be at least equal to the fair market value of our common stock on the date of grant. However, for any employee holding more than 10% of our combined voting power, the exercise price must be at least 110% of the fair market value of our common stock. The exercise price of non-qualified stock options is set by the administrator of the Plan.

    The aggregate fair market value on the date of grant of the common stock for which incentive stock options are exercisable for the first time by an employee during any calendar year may not exceed $100,000. Also, the aggregate number of options granted to any one optionee may not exceed 468,000 shares.

    Options granted under the 1999 Stock Option Plan may be exercised at any time or from time to time or only after a period of time in installments, as our compensation committee or the board of directors determines. Our compensation committee or the board of directors may in its sole discretion accelerate the date on which any option may be exercised or determine to provide in an option agreement that an option may become partially or fully exercisable in the event of certain transactions, including certain changes in our control, certain mergers and reorganizations, and certain dispositions of substantially all of our assets. The exercise price of options granted under the 1999 Stock Option Plan will be as determined by the relevant administrator, although the exercise price of incentive stock options must be at least equal to the fair market value of our common stock on the date of grant. Our board of directors may amend, modify or terminate the 1999 Stock Option Plan at any time as long as such amendment, modification or termination does not impair vesting rights of plan participants. The 1999 Stock Option Plan will terminate in 2009, unless terminated earlier by the board of directors.

PENSION PLAN

    In 1997 and 1996, we had a money purchase pension and profit sharing plan for our officers and directors, who were also our only shareholders. Upon termination of that plan, we established a defined contribution plan in 1998 for eligible employees under Section 401(k) of the Internal Revenue Code. Employees must complete one year of service to be eligible to participate in the 401(k) plan. In 1996, 1997 and 1998, we incurred contribution expenses of $30,000, $60,000 and $60,000, respectively, relating to these plans. The 401(k) plan is administered by us.

                             PRINCIPAL SHAREHOLDERS

    The following table sets forth certain information with respect to the beneficial ownership of our common stock as of October 31, 1999 by:

    - each person or group of affiliated persons who we know owns beneficially 5% or more of our common stock,

    - each of our directors,

    - our executive officers listed in the Summary Compensation Table, and

    - all of our directors and executive officers as a group.

    Percentage of ownership is calculated as required by Commission
Rule 13d-3(d)(1). Except as otherwise indicated below, the persons named in this table have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them, subject to community property laws. The address for each individual is: 379 West Broadway, Suite 202, New York, New York 10012.

                                                                                PERCENTAGE OF
                                                                                   SHARES
                                                                 SHARES      -------------------
                                                              BENEFICIALLY    BEFORE     AFTER
BENEFICIAL OWNER                                                 OWNED       OFFERING   OFFERING
----------------                                              ------------   --------   --------
Rosalind B. Resnick.........................................    5,967,000      51.0%      39.8%
Ryan Scott Druckenmiller....................................    5,733,000      49.0%      38.2%
Michael Levy(1).............................................       33,333      *          *
Gregory W. Slayton(1).......................................       33,333      *          *
Mitchell York(1)............................................       33,333      *          *
All directors and executive officers as a group (8
  persons)..................................................   11,799,999     100.0%      78.1%

------------------------

*   Less than 1% of the outstanding common stock.

(1) Consists of options to purchase 33,333 shares of common stock which are exercisable within 60 days following the date of this prospectus.

                          DESCRIPTION OF CAPITAL STOCK

    The following information describes our common stock and preferred stock, as well as some provisions of our restated certificate of incorporation and our amended and restated bylaws as in effect upon the closing of this offering. This description is only a summary. You should also refer to the certificate and bylaws which have been filed with the SEC as exhibits to our registration statement, of which this prospectus forms a part.

    Our authorized capital stock consists of 50,000,000 shares of common stock, par value $0.01 per share, and 5,000,000 shares of preferred stock, $0.01 par value per share.

COMMON STOCK

    As of September 30, 1999, there were 11,700,000 shares of common stock outstanding and held of record by two shareholders. Based upon the number of shares outstanding and giving effect to the issuance of the 3,300,000 shares of common stock offered hereby, there will be 15,000,000 shares of common stock outstanding upon the closing of this offering.

    Holders of common stock are entitled to one vote for each share held on all matters submitted to a vote of shareholders and do not have cumulative voting rights. Accordingly, holders of a majority of the shares of common stock entitled to vote in any election of directors may elect all of the directors standing for election. Holders of common stock are entitled to receive ratably such dividends, if any, as may be declared by the board of directors out of funds legally available for that purpose, subject to any preferential dividend rights of any outstanding preferred stock. Holders of common stock have no preemptive, subscription, redemption or conversion rights. The outstanding shares of common stock are, and the shares offered by us in this offering will be, when issued in consideration for payment thereof, fully paid and nonassessable. The rights, preferences and privileges of holders of common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock which we may designate and issue in the future. Upon the closing of this offering, there will be no shares of preferred stock outstanding.

PREFERRED STOCK

    The board of directors is authorized, without further shareholder approval, to issue from time to time up to an aggregate of 5,000,000 shares of preferred stock in one or more series and to fix or alter the designations, powers, preferences, rights and any qualifications, limitations or restrictions of the shares of each such series thereof, including the dividend rights, dividend rates, conversion rights, voting rights, terms of redemption (including sinking fund provisions), redemption price or prices, liquidation preferences and the number of shares constituting any series or designations of such series. We have no present plans to issue any shares of preferred stock.

OPTIONS

    We have granted options, effective as of September 14, 1999 and as of November 11, 1999, to purchase 247,000 shares of our common stock at an exercise price of $5.00 per share under our 1999 Stock Option Plan. Those options have been granted to our employees other than Rosalind Resnick and Ryan Scott Druckenmiller. In addition, we have granted options, effective as of October 8, 1999, to purchase 100,000 shares of our common stock to each of our three non-management directors at an exercise price of $10.00 per share. The options are exercisable for a period of five years, but not until they have vested. The options, other than the options granted to our three non-management directors, vest in equal one-third installments on each of the three anniversaries of the date of the grant, subject to the optionees' continued employment with us. The options granted to our three non-management directors vest one-third upon the consummation of our initial public offering. The remaining two-thirds vest in equal installments on each of the next eight quarterly anniversaries following the consummation of our initial public offering. The vesting period for all the outstanding options granted to our non-management directors would be accelerated, and all of our other outstanding options may be accelerated, if we do not survive a "change in control," as defined in the option instrument, and the surviving company or the acquiror in a change in control transaction does not make appropriate arrangements to continue the rights of the optionholder under the option. The acceleration provisions do not apply to a change in control as a consequence of this offering, an acquisition of thirty percent (30%) or more of our shares after which Ms. Resnick and Mr. Druckenmiller continue to hold the largest indivdual percentages of our outstanding shares of common stock, or to certain restructurings that will be completed prior to the offering in connection with the termination of our S corporation election and related estate planning by Ms. Resnick and Mr. Druckenmiller. The vesting period of the options granted to our employees would be accelerated in the event that the employee is terminated within one year after a change in control. The vesting period of the options granted to our three non-management directors would also be accelerated if those directors are not re-elected to office, except if they are unable to serve or choose not to serve, or if they are removed from office, except for cause or material non-performance of their duties. The holders of the options do not have any rights as our shareholders until they exercise their options.

REGISTRATION RIGHTS

    After this offering, Ms. Resnick and Mr. Druckenmiller will be entitled to registration rights with respect to their shares. These holders can require us to register all or part of their shares at any time following 180 days after this offering. Subsequent to that time, Ms. Resnick and Mr. Druckenmiller may sell, dispose of or transfer their shares in accordance with Rule 144 or other available exemptions. In addition, these holders may also require us to include their shares for sale in future registration statements, subject to such restrictions, and unless acquired by one of our affiliates, purchasers of those shares will have freely tradable shares.

    Also, we intend to register the shares of common stock underlying any stock options issued or issuable pursuant to our stock option plan. Upon registration, the registered shares are freely tradable in the public market without restriction, unless held by an affiliate of ours, within the meaning of applicable securities laws.

ANTI-TAKEOVER EFFECTS OF CERTAIN PROVISIONS OF NEW YORK LAW AND OUR RESTATED
  CERTIFICATE OF INCORPORATION AND AMENDED AND RESTATED BYLAWS

    GENERAL. A number of provisions of New York law, our restated certificate of incorporation and our bylaws could make any attempt to acquire us by means of a tender offer, a proxy contest or otherwise and the removal of incumbent officers and directors more difficult. These provisions are intended to discourage certain types of coercive takeover practices and inadequate takeover bid, even though such a transaction may offer our shareholders the opportunity to sell their stock at a price above the prevailing market price. This also encourages persons seeking to acquire control of us to negotiate with us first.

    NEW YORK TAKEOVER STATUTE. We are subject to the "business combination" provisions of Section 912 of the New York Business Corporation Law and expect to continue to be so subject if and for so long as we have a class of securities registered under Section 12 of the Securities Exchange Act of 1934. Section 912 provides, with some exceptions (which include, among others, transactions with shareholders who became interested prior to the effective date of an amendment to our Certificate of Incorporation providing that we would be subject to
Section 912 if such corporation did not then have a class of stock registered pursuant to Section 12 of the Exchange Act), that a New York corporation may not engage in a "business combination" (e.g., merger, consolidation, recapitalization or disposition of stock) with any "interested shareholder" for a period of five years from the date that such person first became an interested shareholder unless:

        (1) the transaction resulting in a person becoming an interested shareholder was approved by the board of directors of the corporation prior to that person becoming an interested shareholder; or

        (2) the business combination is approved by the holders of a majority of the outstanding voting stock not beneficially owned by such interested shareholder; or

        (3) the business combination is approved by the disinterested shareholders at a meeting called no earlier than five years after the interested shareholder's stock acquisition date; or

        (4) the business combination meets certain valuation requirements for the stock of the New York corporation.

    An "interested shareholder" is defined as any person that (a) is the beneficial owner of 20% or more of the outstanding voting stock of a New York corporation or (b) is an affiliate or associate of the corporation that at any time during the prior five years was the beneficial owner, directly or indirectly, of 20% or more of the then outstanding voting stock.

    A "business combination" includes mergers, asset sales and other transactions resulting in a financial benefit to the interested shareholder. Subject to certain exceptions, an "interested shareholder" is a person who, together with affiliates and associates, owns, or within five years did own, 20% or more of the corporation's outstanding voting stock. This statute could prohibit or delay the accomplishment of mergers or other takeover or change in control attempts with respect to us and, accordingly, may discourage attempts to acquire us. These provisions are likely to impose greater restrictions on an unaffiliated shareholder than on the existing shareholders who will continue to own a majority of our outstanding common stock after this offering.

    The "stock acquisition date," with respect to any person and any New York corporation, means the date that such person first becomes an interested shareholder of such corporation.

    In addition, some provisions of our certificate of incorporation and bylaws summarized in the following paragraphs may be deemed to have an anti-takeover effect and may delay, defer or prevent a tender offer or takeover attempt that a shareholder might consider in its best interest, including those attempts that might result in a premium over the market price for the shares held by shareholders.

    BOARD OF DIRECTORS VACANCIES. Our bylaws authorize the board of directors to fill vacant directorships or increase the size of the board of directors. This may deter a shareholder from removing incumbent directors and simultaneously gaining control of the board of directors by filling the vacancies created by such removal with its own nominees.

    ADVANCE NOTICE OF SHAREHOLDER PROPOSALS AND NOMINEES. Our bylaws establish an advance notice procedure for shareholders to make nominations of candidates for election as directors or bring other business before any meeting of our shareholders. The shareholder notice procedure provides that only persons who are nominated by, or at the direction of, the board, or by a shareholder who has given timely written notice prior to the meeting at which directors are to be elected, will be eligible for election as directors and that, at a shareholders' meeting, only such business may be conducted as has been brought before the meeting by, or at the direction of, the board of directors or by a shareholder who has given timely written notice of such shareholder's intention to being such business before such meeting.

    Under the shareholder notice procedure, for notice of shareholder nominations or other business to be made at a shareholders' meeting to be timely, such notice must be received by us not less than 60 days prior to the meeting.

    A shareholder's notice to us proposing to nominate a person for election as a director or proposing other business must contain information specified in the bylaws, including the identity and address of the nominating shareholder, a representation that the shareholder is a record holder of our stock entitled to vote at the meeting and information regarding each proposed nominee or each proposed matter of business that would be required under the federal securities laws to be included in a proxy statement soliciting proxies for the proposed nominee or the proposed matter of business.

    The shareholder notice procedure may have the effect of precluding a contest for the election of directors or the consideration of shareholder proposals if the proper procedures are not followed, and of discouraging or deterring a third party from conducting a solicitation of proxies to elect its own slate of directors or to approve its own proposal, without regard to whether consideration of such nominees or proposals might be harmful or beneficial to us and our shareholders.

    SPECIAL MEETINGS OF SHAREHOLDERS. Our restated certificate of incorporation provides that special meetings of shareholders can be only called by a majority of the board of directors, the Chairman of the Board, the President or the holders of at least 50% of the outstanding shares of stock entitled to vote at the meeting.

    SHAREHOLDER ACTION. Our restated certificate of incorporation provides that shareholders may act only at duly called annual or special meetings of shareholders, not by written consent.

    AMENDMENT OF OUR CERTIFICATE OF INCORPORATION AND BYLAWS. Our restated certificate of incorporation and bylaws require the affirmative vote of at least two-thirds of our shareholders of our capital stock entitled to vote to amend certain provisions of the certificate or to amend our bylaws.

    AUTHORIZED BUT UNISSUED SHARES. Our authorized but unissued shares of common stock and preferred stock are available for future issuance without shareholder approval, subject to certain limitations imposed by the Nasdaq National Market. These additional shares may be utilized for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans. The existence of authorized but unissued and unreserved common stock and preferred stock could render more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise.

LIMITATION OF LIABILITY AND INDEMNIFICATION MATTERS

    As permitted by the New York Business Corporation Law, our restated certificate of incorporation provides that a director will not be personally liable to us or our shareholders for damages for any breach of duty in his or her capacity as a director unless a judgment or other final adjudication adverse to such director establishes that (1) his or her acts or omissions were in bad faith or involved intentional misconduct or a knowing violation of law,
(2) such director personally gained in fact a financial profit or other advantage to which he or she was not legally entitled or (3) his or her acts violated Section 719 of the New York Business Corporation Law.

    This provision is intended to afford directors protection, and limit their potential liability, from suits alleging a breach of the duty of care by a director. We believe this provision will assist us in maintaining and securing the services of directors who are not employees of NetCreations. As a result of the inclusion of such a provision, shareholders may be unable to recover monetary damages against directors for actions taken by them that constitute negligence or gross negligence or that are in violation of their fiduciary duties, although it may be possible to obtain injunctive or other equitable relief with respect to those actions. If equitable remedies are found not to be available to shareholders for any particular case, shareholders may not have any effective remedy against the challenged conduct This provision does not affect the directors' responsibilities, under any other laws, such as the Federal securities laws or state or Federal environmental laws.

    Our restated certificate of incorporation also provides that directors and officers shall be indemnified against liabilities arising from their service as directors or officers to the fullest extent permitted by law, which generally requires that the individual have acted in good faith and in a manner he or she reasonably believed to be in or not opposed to NetCreations' best interests. No indemnification may be made to or on behalf of any directors or officers if a judgment or other final adjudication adverse to him or her established that his or her acts were committed in bad faith or were the result of active and deliberate dishonesty and were material to the cause of action so adjudicated, or that he or she personally gained in fact a financial profit or other advantage to which he or she was not legally entitled.

    New York law provides further that the indemnification permitted under New York law shall not be deemed exclusive of any other rights to which the directors and officers may be entitled under our bylaws, any agreement, a vote of shareholders or otherwise.

    We have also entered into agreements to indemnify our directors and executive officers, in addition to the indemnification provided for in our bylaws. We believe that these provisions and agreements are necessary to attract and retain qualified directors and executive officers. Our bylaws also permit us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions, regardless of whether New York law would permit indemnification. We have obtained directors' and officers' liability insurance for our officers and directors.

    At present, there is no pending litigation or proceeding involving any director, officer, employee or agent as to which indemnification will be required or permitted under our restated certificate of incorporation, bylaws, or any indemnification agreement. We are not aware of any threatened litigation or proceeding that may result in a claim for such indemnification.

TRANSFER AGENT AND REGISTRAR

    The transfer agent and registrar for the common stock is American Stock Transfer and Trust Company.

                        SHARES ELIGIBLE FOR FUTURE SALE

    When the offering is completed, NetCreations will have a total of 15,000,000 shares of common stock outstanding. The 3,300,000 shares offered by this prospectus will be freely tradable unless they are purchased by "affiliates" of NetCreations, as defined in Rule 144 under the Securities Act of 1933. The remaining 11,700,000 shares are "restricted," which means they were originally sold in offerings that were not subject to a registration statement filed with the Securities and Exchange Commission. These restricted shares may be resold only through registration under the Securities Act of 1933 or under an available exemption from registration, such as provided through Rule 144. Under Rule 144, all of the restricted shares may be sold subject to applicable volume and other restrictions, commencing 90 days after the consummation of this offering. However, the holders of these 11,700,000 shares of common stock have agreed to a 180-day "lock-up" with respect to their shares. This generally means that they cannot sell these shares during the 180 days following the date of this prospectus. After the 180-day lock-up period expires, or sooner if earlier terminated by the underwriters, these shares may be sold in accordance with Rule 144.

    In addition, 247,000 shares are issuable upon exercise of options that have been granted as of September 14, 1999 and as of November 11, 1999 and 300,000 shares are issuable upon exercise of options that have been granted as of October 8, 1999. If any options are exercised, the shares issued upon exercise will also be restricted, but may be sold under Rule 144 after the shares have been held for one year. Sales under Rule 144 may be subject to volume limitations and other conditions.

                                  UNDERWRITING

    Subject to the terms and conditions of an underwriting agreement, the underwriters named below are acting through their representatives, Friedman, Billings, Ramsey & Co., Inc.; C.E. Unterberg, Towbin; fbr.com, a division of FBR Investment Services, Inc., which is an affiliate of Friedman, Billings, Ramsey & Co., Inc.; and Fidelity Capital Markets, a division of National Financial Services Corporation. The representatives have agreed with us, subject to the terms and conditions of the underwriting agreement, to purchase from us the number of shares of common stock shown opposite their names below. Other than the shares covered by the over-allotment option, the underwriters are obligated to purchase and accept delivery of all the shares of common stock if any are purchased.

UNDERWRITER                                                   NUMBER OF SHARES
-----------                                                   ----------------
Friedman, Billings, Ramsey & Co., Inc.......................     1,562,000
C.E. Unterberg, Towbin......................................       852,000
fbr.com, a division of FBR Investment Services, Inc.........       213,000
Fidelity Capital Markets, a division of National Financial
  Services Corporation......................................       213,000
Bear, Stearns & Co. Inc. ...................................        65,000
SG Cowen Securities Corporation.............................        65,000
Adams, Harkness & Hill, Inc. ...............................        30,000
Advest, Inc. ...............................................        30,000
Cruttenden Roth Incorporated................................        30,000
Kaufman Bros., L.P. ........................................        30,000
McDonald Investments Inc., a KeyCorp Company................        30,000
Needham & Company, Inc. ....................................        30,000
Pennsylvania Merchant Group.................................        30,000
Suntrust Equitable Securities Corporation...................        30,000
Sutro & Co. Incorporated....................................        30,000
Tucker Anthony Cleary Gull..................................        30,000
Wedbush Morgan Securities Inc. .............................        30,000
                                                                 ---------
        Total...............................................     3,300,000
                                                                 =========

    The underwriters propose initially to offer the shares of common stock in part directly to the public at the initial public offering price shown on the cover page of this prospectus and in part to dealers, including the underwriters, at this price less a discount not in excess of $0.55 per share. The underwriters may allow, and such dealers may re-allow other dealers, a discount not in excess of $0.10 per share.

    The following table shows the underwriting discounts and commissions to be paid to the underwriters by us. These amounts represent the public offering price per share minus the amount paid by the underwriters per share and are shown assuming both no exercise and full exercise of the underwriters' option to purchase additional shares of common stock. The underwriters' compensation was determined through negotiations between their representatives and us. The table also includes other expenses we expect to incur in connection with this offering. All these other expenses, other than the SEC registration fee, the NASD filing fee and the Nasdaq National Market listing fee are estimates.

EXERCISE                                               NO EXERCISE   FULL EXERCISE
--------                                               -----------   -------------
Total underwriting fees..............................  $3,003,000     $3,453,450
      Underwriting fees per share....................  $     0.91     $     0.91

Other offering expenses:
  SEC registration fee...............................  $   15,985     $   15,985
  NASD filing fee....................................  $    6,250     $    6,250
  Nasdaq National Market listing fee.................  $   88,500     $   88,500
  Legal fees and expenses............................  $  600,000     $  600,000
  Accounting fees and expenses.......................  $  350,000     $  350,000
  Printing and engraving.............................  $  400,000     $  400,000
  Blue sky fees and expenses.........................  $    5,000     $    5,000
  Transfer agent fees................................  $   15,000     $   15,000
  Miscellaneous......................................  $   19,265     $   19,265
Total other offering expenses........................  $1,500,000     $1,500,000
      Other offering expenses per share..............  $     0.45     $     0.40

    OVER-ALLOTMENT. The underwriters have an option, exercisable within 30 days after the date of this prospectus, to purchase up to an aggregate of 495,000 additional shares of common stock at the public offering price less the underwriting discounts and commissions. The underwriters may exercise this option solely to cover over-allotments, if any, made in this offering. If the underwriters exercise this option, each underwriter will purchase shares in approximately the same proportion as indicated in the table above.

    INDEMNITY. NetCreations, Rosalind Resnick and Ryan Scott Druckenmiller have agreed to indemnify the underwriters against some types of liabilities, including liabilities under the Securities Act provided that the underwriters will not assert any claim for indemnification against Ms. Resnick or Mr. Druckenmiller unless NetCreations has failed to so indemnify the underwriters for any amounts properly due to the underwriters within 365 days of their request for indemnification. These parties have also agreed to contribute to payments that the underwriters may be required to make with respect to any of those liabilities. In addition, we have agreed to make the underwriters insured parties under our directors and officers insurance policy prior to the consummation of the offering.

    FUTURE SALES. NetCreations, its executive officers, directors and our existing stockholders, have agreed not to offer, pledge, sell, hedge or otherwise transfer or dispose of, directly or indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock for a period of 180 days from the date of this prospectus. Transfers or dispositions can be made sooner with the prior written consent of Friedman, Billings, Ramsey & Co., Inc. Such consent may be given at any time without public notice. During such 180-day period, we have agreed not to file any registration statement with respect to any shares of our common stock.

    OFFERS IN OTHER JURISDICTIONS. Neither we nor the underwriters have taken any action that would permit a public offering of the shares of common stock offered by this prospectus in any jurisdiction other than the United States where action for that purpose is required. The shares of common stock offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements related to the offer and sale of these shares of common stock be distributed or published, in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of such jurisdiction. This prospectus is not an offer to sell or a solicitation of an offer to buy any shares of common stock offered hereby in any jurisdiction in which such an offer or solicitation is unlawful.

    DISCRETIONARY ACCOUNT SALES. Friedman, Billings, Ramsey & Co., Inc. has advised us that the underwriters do not expect discretionary sales by the underwriters to exceed five percent of the shares offered by this prospectus.

    DIRECTED SHARE PROGRAM. At our request, the underwriters have reserved up to 330,000 shares of common stock to be issued by us and offered for sale by this prospectus, at the initial public offering price, to directors, officers, employees, business associates and related persons of NetCreations, Inc. The number of shares of common stock available for sale to the general public will be reduced to the extent these individuals purchase such reserved shares. Any reserved shares which are not so purchased will be offered by the underwriters to the general public on the same basis as the other shares offered by this prospectus.

    INTERNET DISTRIBUTION. fbr.com, a division of FBR Investment Services, Inc., is acting as an underwriter in this offering. The underwriters have agreed to allocate a limited number of shares to fbr.com for sale to its online brokerage account holders and to participants in our directed share program. An electronic prospectus is available on the Web site maintained by fbr.com. Other than the prospectus in electronic format, the information on this Web site relating to this offering is not a part of this prospectus and has not been approved and/or endorsed by us or any underwriter, and should not be relied upon by prospective investors.

    Fidelity Capital Markets, a division of National Financial Services Corporation, is acting as an underwriter in this offering, and will be facilitating electronic dissemination of information through the Internet, intranet and other proprietary electronic technology.

    STABILIZATION. In connection with this offering, the underwriters may engage in transactions on the Nasdaq National Market or the over-the-counter market or otherwise that stabilize, maintain or otherwise affect the price of the common stock. Specifically, the underwriters may overallot this offering, creating a syndicate short position. In addition, the underwriters may bid for and purchase shares of common stock. In addition, Friedman, Billings Ramsey & Co., Inc., on behalf of the underwriters, may reclaim selling concessions allowed to an underwriter or dealer for distributing the common stock in the offering if the syndicate repurchases previously distributed shares of common stock to cover syndicate short positions, in stabilizing transactions or otherwise. These activities may stabilize or maintain the market price of the common stock above independent market levels. The underwriters are not required to engage in these activities and may discontinue any of these activities at any time.

    NO PRIOR PUBLIC MARKET. Prior to this offering, there has been no public market for our common stock. As a result, the initial public offering price for the common stock was determined by negotiations between us and the underwriters. Among the factors considered in determining the public offering price were:

    - prevailing market conditions;

    - our results of operations in recent periods;

    - the present stage of our development;

    - the market capitalizations and development stages of other companies that we and the underwriters believe to be comparable to us; and

    - estimates of our growth potential.

                                 LEGAL MATTERS

    The validity of the shares of common stock offered hereby will be passed upon for us by Greenberg Traurig, a partnership of limited liability entities, New York, New York. Certain legal matters in connection with this offering will be passed upon for the underwriters by Fulbright & Jaworski L.L.P., New York, New York.

                                    EXPERTS

    The financial statements as of December 31, 1997 and December 31, 1998 and for each of the three years in the period ended December 31, 1998 included in this prospectus have been audited by Grant Thornton LLP, independent certified public accountants, as stated in their report appearing herein, and are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

                      WHERE YOU CAN FIND MORE INFORMATION

    We have filed a registration statement on Form S-1 with the Securities and Exchange Commission in connection with this offering. In addition, upon completion of the offering, we will be required to file annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy the registration statement and any other documents filed by us at the Securities and Exchange Commission's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the Securities and Exchange Commission at 1-800-SEC-0330 for further information on the Public Reference Room. Our Securities and Exchange Commission filings will also be available to the public at the Securities and Exchange Commission's Internet site at www.sec.gov.

    This prospectus is part of the registration statement and does not contain all of the information included in the registration statement. Whenever a reference is made in this prospectus to any of our contracts or our other documents, the reference may not be complete and you should refer to the exhibits that are a part of the registration statement for a copy of the contract or document.

    After the offering, we expect to provide annual reports to our shareholders containing audited financial statements and quarterly reports for the first three quarters of each year containing unaudited interim financial information.

                                    INDEX TO
                              FINANCIAL STATEMENTS

                                                                PAGE
                                                              --------
Report of Independent Certified Public Accountants..........   F-2

Financial Statements:
  Balance Sheets............................................   F-3
  Statements of Operations..................................   F-4
  Statement of Stockholders' Equity.........................   F-5
  Statements of Cash Flows..................................   F-6
  Notes to Financial Statements.............................   F-7

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors and Stockholders of
  NETCREATIONS, INC.

    We have audited the accompanying balance sheets of NetCreations, Inc. as of December 31, 1997 and 1998, and the related statements of operations, stockholders' equity and cash flows for each of the three years in the period ended December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of NetCreations, Inc. as of December 31, 1997 and 1998, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1998 in conformity with generally accepted accounting principles.

GRANT THORNTON LLP

New York, New York
June 25, 1999 (except for Notes B-8 and B-9 as to which

the date is September 14, 1999)

                               NETCREATIONS, INC.

                                 BALANCE SHEETS

                                                                           SEPTEMBER 30, 1999
                                                                               (UNAUDITED)
                                                      DECEMBER 31,       -----------------------
                                                   -------------------                PRO FORMA
                                                     1997       1998       ACTUAL      (NOTE G)
                     ASSETS                        --------   --------   ----------   ----------
Current assets
  Cash...........................................  $ 54,002   $ 96,885   $  798,135   $       --
  Accounts receivable (net of allowance for
    doubtful accounts of $41,000 at
    September 30, 1999)..........................   120,739    673,706    2,708,164    2,708,164
  Prepaid income taxes...........................     6,317         --                        --
  Other current assets...........................        --      6,022       16,168       16,168
                                                   --------   --------   ----------   ----------
      Total current assets.......................   181,058    776,613    3,522,467    2,724,332

Equipment (net of accumulated depreciation and
  amortization)..................................    51,960    155,740      385,488      385,488
Deferred offering costs..........................        --         --      620,637      620,637
Other assets.....................................       471     11,451       47,673       47,673
                                                   --------   --------   ----------   ----------
      Total assets...............................  $233,489   $943,804   $4,576,265   $3,778,130
                                                   ========   ========   ==========   ==========
      LIABILITIES AND STOCKHOLDERS' EQUITY
Borrowings on credit line........................  $     --   $     --   $  275,000   $  275,000
Accounts payable and accrued expenses............    11,158     24,663      583,423      583,423
Commissions payable..............................    32,902    293,000    2,180,351    2,180,351
Accrued pension..................................    60,000     60,000       45,000       45,000
Current portion of capital lease obligations.....        --     14,331       82,261       82,261
Income taxes payable.............................        --     12,138      145,487      145,487
Deferred income taxes............................     8,300     32,500       31,500      123,000
                                                   --------   --------   ----------   ----------
      Total current liabilities..................   112,360    436,632    3,343,022    3,434,522

Capital lease obligations........................        --     30,180      120,249      120,249
                                                   --------   --------   ----------   ----------
      Total liabilities..........................   112,360    466,812    3,463,271    3,554,771

Common stock, $.01 par value; 50,000,000 shares
  authorized, 11,700,000 issued and
  outstanding....................................   117,000    117,000      117,000      117,000
Additional paid-in capital.......................        --         --    1,395,000    1,481,984
Deferred compensation............................        --         --   (1,375,625)  (1,375,625)
Retained earnings................................     4,129    359,992      976,619           --
                                                   --------   --------   ----------   ----------
      Total stockholders' equity.................   121,129    476,992    1,112,994      223,359
                                                   --------   --------   ----------   ----------
      Total liabilities and stockholders'
        equity...................................  $233,489   $943,804   $4,576,265   $3,778,130
                                                   ========   ========   ==========   ==========

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE STATEMENTS.

                               NETCREATIONS, INC.

                            STATEMENTS OF OPERATIONS

                                                                              NINE MONTHS ENDED
                                        YEAR ENDED DECEMBER 31,                 SEPTEMBER 30,
                                ---------------------------------------   -------------------------
                                   1996          1997          1998          1998          1999
                                -----------   -----------   -----------   -----------   -----------
                                                                                 (UNAUDITED)
Net revenues..................  $   476,190   $ 1,100,781   $ 3,446,539   $ 2,062,333   $10,202,614
Cost of revenues..............       43,090       173,124     1,509,776       812,547     4,961,667
                                -----------   -----------   -----------   -----------   -----------
      Gross profit............      433,100       927,657     1,936,763     1,249,786     5,240,947

Operating expenses
  Selling and marketing.......      195,451       289,904       492,004       332,164     1,118,883
  Technology, support and
    development...............      177,923       193,554       373,746       232,429       339,515
  General and
    administrative............       60,734       151,307       369,508       268,587       802,869
  Depreciation and
    amortization..............          554         9,515        23,414        16,676        79,756
                                -----------   -----------   -----------   -----------   -----------
      Total operating
        expenses..............      434,662       644,280     1,258,672       849,856     2,341,023
                                -----------   -----------   -----------   -----------   -----------
      Income (loss) before
        income tax
        provision.............       (1,562)      283,377       678,091       399,930     2,899,924

Income tax provision..........        7,434        23,028        72,228        42,600       302,355
                                -----------   -----------   -----------   -----------   -----------
      NET INCOME (LOSS).......  $    (8,996)  $   260,349   $   605,863   $   357,330   $ 2,597,569
                                ===========   ===========   ===========   ===========   ===========
Basic and diluted net income
  (loss) per common share.....  $     (0.00)  $      0.02   $      0.05   $      0.03   $      0.22
                                ===========   ===========   ===========   ===========   ===========
Weighted-average common shares
  outstanding used for basic
  and diluted net income
  (loss) per share............   11,700,000    11,700,000    11,700,000    11,700,000    11,700,000
                                ===========   ===========   ===========   ===========   ===========

Pro forma data (unaudited)
  Historical income (loss)
    before income tax
    provision.................  $    (1,562)  $   283,377   $   678,091   $   399,930   $ 2,899,924
  Pro forma income tax
    provision (benefit).......       (1,000)      129,000       316,000       186,000     1,342,000
                                -----------   -----------   -----------   -----------   -----------
Pro forma net income (loss)...  $      (562)  $   154,377   $   362,091   $   213,930   $ 1,557,924
                                ===========   ===========   ===========   ===========   ===========

Pro forma basic and diluted
  net income (loss) per common
  share.......................  $     (0.00)  $      0.01   $      0.03   $      0.02   $      0.13
                                ===========   ===========   ===========   ===========   ===========

Pro forma weighted-average
  common shares outstanding
  used for basic and diluted
  net income (loss) per
  share.......................   11,700,000    11,700,000    11,700,000    11,700,000    11,700,000
                                ===========   ===========   ===========   ===========   ===========

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE STATEMENTS.

                               NETCREATIONS, INC.

                       STATEMENT OF STOCKHOLDERS' EQUITY

                                                 ADDITIONAL                    RETAINED
                                       COMMON     PAID-IN       DEFERRED       EARNINGS
                                       STOCK      CAPITAL     COMPENSATION   (DEFICIENCY)     TOTAL
                                      --------   ----------   ------------   ------------   ----------
Balance at January 1, 1996..........  117,000    $       --   $        --     $ (113,463)   $    3,537
Net loss............................                                   --         (8,996)       (8,996)
                                      -------    ----------   -----------     ----------    ----------
Balance at December 31, 1996........  117,000            --            --       (122,459)       (5,459)

Net income..........................                                   --        260,349       260,349
S corporation distributions to
  shareholders......................                                   --       (133,761)     (133,761)
                                      -------    ----------   -----------     ----------    ----------
Balance at December 31, 1997........  117,000            --            --          4,129       121,129

Net income..........................                                   --        605,863       605,863
S corporation distributions to
  shareholders......................                                   --       (250,000)     (250,000)
                                      -------    ----------   -----------     ----------    ----------
Balance at December 31, 1998........  117,000            --            --        359,992       476,992

Net income (unaudited)..............                                   --      2,597,569     2,597,569
Grant of stock options
  (unaudited).......................              1,395,000    (1,375,625)                      19,375
S corporation distributions to
  shareholders (unaudited)..........                                   --     (1,980,942)   (1,980,942)
                                      -------    ----------   -----------     ----------    ----------
Balance at September 30, 1999
  (unaudited).......................  117,000    $1,395,000   $(1,375,625)    $  976,619    $1,112,994
                                      =======    ==========   ===========     ==========    ==========

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THIS STATEMENT.

                               NETCREATIONS, INC.

                            STATEMENTS OF CASH FLOWS

                                                                                  NINE MONTHS ENDED
                                                YEAR ENDED DECEMBER 31,             SEPTEMBER 30,
                                            --------------------------------   -----------------------
                                              1996       1997        1998        1998         1999
                                            --------   ---------   ---------   ---------   -----------
                                                                                     (UNAUDITED)
Cash flows from operating activities
  Net income (loss).......................  $ (8,996)  $ 260,349   $ 605,863   $ 357,330   $ 2,597,569
  Adjustments to reconcile net income
    (loss) to net cash provided by
    operating activities
      Depreciation and amortization.......       554       9,515      23,414      16,676        79,756
      Provision for doubtful accounts.....        --          --       3,613          --        41,000
      Deferred taxes......................    (2,220)     10,520      24,200          --        (1,000)
      Equity based expense................        --          --          --          --        19,375
      Changes in assets and liabilities
        Accounts receivable...............   (13,037)   (107,702)   (556,580)   (230,197)   (2,075,458)
        Prepaid income taxes..............        --      (6,317)      6,317          --            --
        Other current assets..............        --          --      (6,022)         --       (10,146)
        Other assets......................      (614)        143     (10,980)    (11,050)      (36,222)
        Accounts payable and accrued
          expenses........................    19,665      (8,507)     13,505      33,766       290,759
        Commissions payable...............    14,019      18,883     260,098     136,374     1,887,351
        Accrued pension...................    30,000      30,000                 (15,000)      (15,000)
        Income taxes payable..............     1,147      (1,147)     12,138      17,697       133,349
                                            --------   ---------   ---------   ---------   -----------
          Net cash provided by operating
            activities....................    40,518     205,737     375,566     305,596     2,911,333
                                            --------   ---------   ---------   ---------   -----------
Cash flows from investing activities
  Capital expenditures....................   (11,074)    (50,955)    (79,422)    (59,195)      (98,426)
                                            --------   ---------   ---------   ---------   -----------
          Net cash used in investing
            activities....................   (11,074)    (50,955)    (79,422)    (59,195)      (98,426)
                                            --------   ---------   ---------   ---------   -----------
Cash flows from financing activities
  Distributions to shareholders...........        --    (133,761)   (250,000)   (150,000)   (1,980,942)
  Borrowings under line of credit.........        --          --     284,240          --       275,000
  Payments on line of credit..............        --          --    (284,240)         --
  Payments of offering costs..............        --          --          --          --      (352,637)
  Payments on capital lease obligation....        --          --      (3,261)         --       (53,078)
                                            --------   ---------   ---------   ---------   -----------
          Net cash used in financing
            activities....................              (133,761)   (253,261)   (150,000)   (2,111,657)
                                            --------   ---------   ---------   ---------   -----------
          NET INCREASE IN CASH............    29,444      21,021      42,883      96,401       701,250
Cash at beginning of period...............     3,537      32,981      54,002      54,002        96,885
                                            --------   ---------   ---------   ---------   -----------
Cash at end of period.....................  $ 32,981   $  54,002   $  96,885   $ 150,403   $   798,135
                                            ========   =========   =========   =========   ===========
Supplemental disclosures of cash flow
  information:
    Cash paid during the period for income
      taxes...............................  $  8,500   $  18,825   $  28,825   $  31,062   $   170,804
                                            ========   =========   =========   =========   ===========
Noncash financing activities:

Capital lease obligations of $47,772, $11,335, and $211,078 during the year ended December 31, 1998 and the nine months ended September 30, 1998 and 1999, respectively, were incurred when the Company entered into leases for new equipment.

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE STATEMENTS.

                               NETCREATIONS, INC.

                         NOTES TO FINANCIAL STATEMENTS

                           DECEMBER 31, 1997 AND 1998

NOTE A--NATURE OF OPERATIONS

    NetCreations, Inc. (the "Company") was incorporated and commenced operations in 1995. NetCreations, Inc. is a provider of opt-in email marketing services on the Internet. The Company manages an extensive database of email addresses gathered from its own and from third-party Web sites. These lists are available for rental, including list rental, email delivery, and merge/purge. The Company also maintains a Web site at www.postmasterdirect.com as a vehicle for its services and another Web site that contains its corporate information at www.netcreations.com.

    The Company's primary revenue source is the rental of opt-in email lists.

NOTE B--SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

1. REVENUE RECOGNITION

    The Company recognizes revenue when email messages are transmitted to selected addresses, net of volume discounts and broker discounts.

2. EQUIPMENT

    Equipment is stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, generally ranging from three to five years. Amortization of assets under capital leases is computed using the straight-line method over the lesser of the lease term or the estimated useful lives of the assets, generally three to five years.

3. INCOME TAXES

    Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

4. USE OF ESTIMATES

    The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions in determining the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

5. ADVERTISING

    Advertising costs are expensed as incurred. Advertising expense for the years ended December 31, 1996, 1997 and 1998 amounted to $10,000, $74,000 and $128,000, respectively.

                               NETCREATIONS, INC.

                           DECEMBER 31, 1997 AND 1998

NOTE B--SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
6. COST OF REVENUES

    Cost of revenues consists primarily of commissions to the Web site owners that are incurred for each emailing to the email addresses owned by the Web sites.

7. INTERIM FINANCIAL STATEMENTS (UNAUDITED)

    Information in the accompanying financial statements for the nine months ended September 30, 1998 and 1999 is unaudited.

    The condensed financial statements as of September 30, 1999 and for the nine months then ended have been prepared in accordance with generally accepted accounting principles applicable to interim financial information and the rules and regulations promulgated by the Securities and Exchange Commission. Accordingly, such condensed financial statements do not include all of the information and footnote disclosures required by generally accepted accounting principles.

    In the opinion of the Company's management, the September 30, 1998 and 1999 unaudited condensed interim financial statements include all adjustments, consisting of normal recurring adjustments necessary for a fair presentation of such financial statements. The results of operations for the nine months ended September 30, 1999 are not necessarily indicative of the results to be expected for the entire year.

8. NET INCOME (LOSS) PER SHARE:

    The Company has adopted Statement of Financial Accounting Standards No. 128 ("SFAS 128"), "Earnings Per Share," which requires public companies to present basic net income (loss) per share, and, if applicable, diluted net income (loss) per share. Basic and diluted net income (loss) per share are included, in accordance with SFAS No. 128, for all periods presented. Basic net income (loss) per share is computed by dividing the net income (loss) per share for the period by the weighted-average number of common shares outstanding during the period. The weighted average shares have been adjusted retroactively to give effect to a 117,000-to-1 share split effective September 14, 1999. Diluted net income (loss) per share is computed by dividing the net income (loss) for the period by the weighted-average number of common shares adjusted for the dilutive effect of any potential shares issuable outstanding during the period. The Company did not have any potential common shares outstanding during the periods presented in these financial statements.

    Reference is made to Note G.

9. STOCK SPLIT

    On September 14, 1999 the Company effected a 117,000-to-1 stock split. The accompanying financial statements have been adjusted retroactively to reflect the stock split.

10. OTHER COMPREHENSIVE INCOME

    Effective January 1, 1998, the Company adopted the provisions of Statement of Financial Accounting Standards No. 130 ("SFAS No. 130"), "Reporting Comprehensive Income." SFAS No. 130 establishes standards for reporting comprehensive income and its components in financial statements.

                               NETCREATIONS, INC.

                           DECEMBER 31, 1997 AND 1998

NOTE B--SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
Other comprehensive income, as defined, includes all changes in equity during a period from non-owner sources. To date, the Company has not had any transactions that are required to be reported as other comprehensive income.

11. RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

    In June 1997, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 131 ("SFAS No. 131"), "Disclosures About Segments of an Enterprise and Related Information." SFAS
No. 131 establishes standards for the way companies report information about operating segments in annual financial statements. It also establishes standards for related disclosures about products and services, geographic areas and major customers. The disclosures prescribed in SFAS No. 131 are effective for the year ended December 31, 1998. The Company has determined that it operates as one business segment, a provider of internet marketing services.

    In June 1998, the FASB issued Statement of Financial Accounting Standards No. 133 ("SFAS No. 133"), "Accounting for Derivative Instruments and Hedging Activities," which defines derivatives, requires that all derivatives be carried at fair value, and provides for hedge accounting when certain conditions are met. SFAS No. 133 is effective for the Company in 2002. Although the Company has not fully assessed the implications of SFAS No. 133, the Company does not believe that the adoption of this statement will have a material impact on the Company's financial position or results of operations.

12. TECHNOLOGY, SUPPORT AND DEVELOPMENT EXPENSES

    Technology, support and development costs, which consist principally of salaries, including that of the Company's Chief Technology Officer, have been expensed as incurred.

    Statement of Position 98-1, Accounting for the Costs of Computer Software Developed or Obtained for Internal Use (the SOP) is effective for the Company beginning with its fiscal year ending December 31, 1999. The adoption of this SOP had no effect for the period ended September 30, 1999. Costs incurred that meet the criteria under this SOP will be capitalized prospectively.

NOTE C--EQUIPMENT

    Equipment consists of the following:

                                                             1997       1998
                                                           --------   --------
Computer equipment.......................................  $62,029    $177,342
Office equipment.........................................       --      11,881
                                                           -------    --------
                                                            62,029     189,223
Less accumulated depreciation............................  (10,069)    (33,483)
                                                           -------    --------
                                                           $51,960    $155,740
                                                           =======    ========

    Assets under capital lease at December 31, 1998 were $47,772 and related accumulated amortization was $4,060 at December 31, 1998.

                               NETCREATIONS, INC.

                           DECEMBER 31, 1997 AND 1998

NOTE D--INCOME TAXES

    The Company is an S corporation for Federal and state income tax purposes. Accordingly, no provision has been made for Federal and certain state income taxes in the accompanying financial statements, since the income of the Company is included in the personal income tax returns of the stockholders. The Company is, however, responsible for taxes in jurisdictions which do not recognize
S corporation status (e.g., New York City.) Provision is made for income taxes relating to these jurisdictions. In addition, the Company files its tax returns on the cash basis of accounting.

    The S corporation status will terminate immediately prior to the consummation of the Initial Public Offering (see Note I-3). The Company will convert to a C corporation and will be subject to Federal and all applicable state and local income taxes, prospectively. Any income tax adjustment required as a result of the conversion will be reflected in the period in which it becomes effective (see Note G-1).

    The components of income tax expense are as follows at December 31:

                                                                1996       1997       1998
                                                              --------   --------   --------
Current--state and local....................................   $9,654    $12,508    $48,028
Deferred--state and local...................................   (2,220)    10,520     24,200
                                                               ------    -------    -------
                                                               $7,434    $23,028    $72,228
                                                               ======    =======    =======

    The differences between income tax expense shown in the statements of operations and the computed income tax expense based on the Federal statutory corporate rate are as follows:

                                                                 YEAR ENDED DECEMBER 31,
                                                              ------------------------------
                                                               1996        1997       1998
                                                               ------    --------   --------
Computed income tax expense (benefit) based on the Federal
  statutory rate of 34%.....................................   $   --    $ 96,000   $231,000
State and local income taxes, net of Federal benefit........    7,434      33,000     80,000
Effect of S corporation.....................................       --    (105,972)  (238,772)
                                                               ------    --------   --------
                                                               $7,434    $ 23,028   $ 72,228
                                                               ======    ========   ========

    The significant components of the net deferred tax liability are as follows:

                                                                 DECEMBER 31,
                                                              -------------------
                                                               1997       1998
                                                              -------    -------
Deferred tax liabilities--current
  Accounts receivable and prepaid expenses..................  $13,000    $73,100
Deferred tax assets--current
  Accounts payable and accrued expenses.....................   (4,700)   (40,600)
                                                              -------    -------
      Net deferred tax liability............................  $ 8,300    $32,500
                                                              =======    =======

                               NETCREATIONS, INC.

                           DECEMBER 31, 1997 AND 1998

NOTE E--LINE OF CREDIT

    The Company had an unused line of credit in the amount of $175,000 at December 31, 1998.

NOTE F--COMMITMENTS AND CONTINGENCIES

1. CAPITAL LEASE OBLIGATIONS

    The annual maturities of capital lease obligations are as follows:

YEAR ENDING
DECEMBER 31,
------------
1999...................................................        $19,856
2000...................................................         19,856
2001...................................................         14,793
                                                               -------
                                                                54,505
Less amount representing interest......................         (9,994)
                                                               -------
Present value of net minimum lease payments including
  current portion of $14,331...........................        $44,511
                                                               =======

2. OPERATING LEASE COMMITMENTS

    The Company leases office space under the terms of operating leases that expire in 2003. Future minimum payments under noncancellable operating leases consisted of the following at December 31, 1998:

1999...................................................       $115,000
2000...................................................        124,000
2001...................................................        124,000
2002...................................................        124,000
2003...................................................         10,000
                                                              --------
                                                              $497,000
                                                              ========

    The Company paid $49,600 in rent expense for the year ended December 31, 1998. No rent expense was incurred for the years ended December 31, 1996 and 1997, since the stockholders provided minimum facilities in those years.

3. DEFINED CONTRIBUTION PLAN

    In 1996 and 1997, the Company had a money purchase pension and profit sharing plan for its officers/shareholders. Upon termination, the Company established a defined contribution plan in 1998 for eligible employees under
Section 401(k) of the Internal Revenue Code. Employees must complete one year of service to be eligible to participate in the 401(k) plan. In 1996, 1997 and 1998, the Company incurred contribution expenses of $30,000, $60,000 and $60,000, respectively, relating to these plans.

                               NETCREATIONS, INC.

                           DECEMBER 31, 1997 AND 1998

NOTE G--PRO FORMA FINANCIAL INFORMATION (UNAUDITED)

1. PRO FORMA BALANCE SHEET

    The Company intends to make a final S corporation distribution based on current period earnings to the extent of available cash. Such distribution will not be paid out of proceeds of the planned IPO. The pro forma balance sheet reflects adjustments at September 30, 1999 for pro forma S corporation distributions of $798,135, an additional deferred tax liability of $91,500 resulting from the termination of our S corporation election and the reclassification of the undistributed retained earnings to additional paid in capital.

2. PRO FORMA INCOME TAXES

    As disclosed in Note A, the Company has elected to be taxed as an S corporation pursuant to the Internal Revenue Code. Pro forma adjustments in the statements of operations for each of the three years in the period ended December 31, 1998 and for the nine months ended September 30, 1998 and 1999, reflect a pro forma provision for income taxes based upon pre-tax income as if the Company had been subject to all applicable Federal, state and local income taxes. As disclosed in Note D, the Company is a cash basis taxpayer. Accordingly, the pro forma tax provision is calculated assuming that taxes are reported on a cash basis.

    The pro forma provision for income taxes, after giving effect to the Federal statutory rate of 34% and an applicable state and local tax provision consists of the following:

                                                                              NINE MONTHS ENDED
                                             YEAR ENDED DECEMBER 31,            SEPTEMBER 30,
                                          ------------------------------   -----------------------
                                            1996       1997       1998       1998          1999
                                          --------   --------   --------   ---------    ----------
Current
  Federal...............................  $  5,000   $ 52,000   $115,000   $ 68,000     $  816,000
  State and local.......................     4,000     33,000     71,000     42,000        542,000
                                          --------   --------   --------   --------     ----------
    Total current.......................     9,000     85,000    186,000    110,000      1,358,000
                                          --------   --------   --------   --------     ----------
Deferred
  Federal...............................    (6,000)    27,000     80,000     47,000        (10,000)
  State and local.......................    (4,000)    17,000     50,000     29,000         (6,000)
                                          --------   --------   --------   --------     ----------
    Total deferred......................   (10,000)    44,000    130,000     76,000        (16,000)
                                          --------   --------   --------   --------     ----------
Total...................................  $ (1,000)  $129,000   $316,000   $186,000     $1,342,000
                                          ========   ========   ========   ========     ==========

                               NETCREATIONS, INC.

                           DECEMBER 31, 1997 AND 1998

NOTE G--PRO FORMA FINANCIAL INFORMATION (UNAUDITED) (CONTINUED)
    The differences between pro forma provision for income taxes shown in the statements of operations and the pro forma computed income tax expense based on the Federal statutory corporate rate are as follows:

                                                                               NINE MONTHS ENDED
                                               YEAR ENDED DECEMBER 31,           SEPTEMBER 30,
                                            ------------------------------   ----------------------
                                             1996        1997       1998       1998         1999
                                            -------    --------   --------   --------    ----------
Computed income taxes based
  on Federal statutory rate of 34%........  $    --    $ 96,000   $231,000   $136,000    $  986,000
State and local income taxes,
  net of Federal benefit..................   (1,000)     33,000     85,000     50,000       356,000
Other.....................................       --          --                    --
                                            -------    --------   --------   --------    ----------
                                            $(1,000)   $129,000   $316,000   $186,000    $1,342,000
                                            =======    ========   ========   ========    ==========

    The significant components of the pro forma net deferred tax liability, assuming a 34% Federal statutory rate and an applicable state and local tax provision are as follows:

                                                             DECEMBER 31,
                                                         --------------------
                                                           1997       1998      SEPTEMBER 30, 1999
                                                         --------   ---------   ------------------
Deferred tax liability--current
  Accounts receivable and prepaid expenses.............  $ 55,000   $ 309,000       $ 1,275,000
Deferred tax asset--current
  Accounts payable and accrued expenses................   (20,000)   (172,000)       (1,152,000)
                                                         --------   ---------       -----------
        Net deferred tax liability.....................  $ 35,000   $ 137,000       $   123,000
                                                         ========   =========       ===========

NOTE H--CONCENTRATIONS

    Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of cash and trade receivables. The Company places its cash investments with high quality financial institutions and does not maintain balances that exceed FDIC-insured limits. Concentrations of credit risk with respect to trade receivables are limited due to the Company's large number of customers and their dispersion across many different industries and countries worldwide. The Company had no significant concentrations of credit risk. No single customer represented more than 10% of the Company's revenues during the years ended December 31, 1996, 1997 and 1998.

    For the nine months ended September 30, 1999 one reseller accounted for approximately 11% of net revenues. In addition, net revenues derived from this reseller as a list owner represented 0.8% of the Company's net revenues for the nine months ended September 30, 1999. For the year ended December 31, 1998, this reseller accounted for approximately 7% of net revenues as a reseller and 3.3% of net revenues as a list owner. In July 1999, the Company terminated its agreement with this reseller.

                               NETCREATIONS, INC.

                           DECEMBER 31, 1997 AND 1998

NOTE I--SUBSEQUENT EVENTS (UNAUDITED)

1. FINANCING

    On June 3, 1999, the Company increased its line of credit to $500,000, of which $275,000 is outstanding as of September 30, 1999. On November 3, 1999, the Company further increased its line of credit to $1,300,000, all of which became outstanding on that date. Reference is made to Note I-6. Borrowings are guaranteed by the Company's stockholders/officers.

    Through September 30, 1999, the Company acquired equipment and obtained additional equipment financing approximating $260,000.

2. STOCK OPTION PLAN

    The Company adopted its 1999 Stock Option Plan (the "Plan") in July 1999. The Plan provides for the granting of up to 1,170,000 options to directors, officers, employees and consultants. The Plan provides for the granting of options intended to qualify as incentive stock options under the Internal Revenue Code and non-qualified options. The Plan will terminate in July 2009 unless terminated earlier. As of September 14, 1999 and as of November 11, 1999, the Company granted options totaling 247,000 to officers and employees other than the Company's officer/shareholders at an exercise price of $5.00 per share. The options vest ratably over a three-year period and may be accelerated under certain conditions. The officer/shareholders of the Company did not receive any of the options granted on September 14, 1999 nor any options or stock based compensation prior to that date. The Company will recognize compensation expense for the excess of its IPO price per share over $5.00 over the period of vesting. During the three months ended September 30, 1999 the Company recorded deferred compensation of $1,395,000 of which $19,375 was amortized to expense. In addition, the Company granted, effective October 8, 1999, options to purchase 100,000 shares of common stock to each of the three non-management directors at an exercise price per share equal to $10.00 per share. These options vest at a rate of one-third as of the date of the initial public offering and the remainder vests quarterly over the next two years and may be accelerated under certain conditions. The Company will recognize compensation expense for the excess of its IPO price per share over the exercise price over the period of vesting. No other options have been granted pursuant to the Plan. The amount of compensation expense that would be recognized subsequent to September 30, 1999 over the next four years, relating to the options that have been granted to date, at the initial offering price of $13.00, is as follows:

YEAR ENDING
DECEMBER 31,
------------
  1999......................................................  $  579,000
  2000......................................................     959,000
  2001......................................................     846,000
  2002......................................................     473,000
                                                              ----------
    Total...................................................  $2,857,000
                                                              ==========

                               NETCREATIONS, INC.

                           DECEMBER 31, 1997 AND 1998

NOTE I--SUBSEQUENT EVENTS (UNAUDITED) (CONTINUED)
3. INITIAL PUBLIC OFFERING AND DEFERRED OFFERING COSTS

    The Company intends to offer shares of its common stock to the general public through an initial public offering (the "IPO").

    In connection with this planned IPO, the Company has deferred offering costs of $620,637 as of September 30, 1999. These costs will be reflected as a reduction of the proceeds of the offering. In the event the offering is not consummated, these costs will be charged to operations.

4. EMPLOYMENT AGREEMENTS

    The Company has entered into five employment agreements which expire on December 31, 2002 with its five executive officers. The agreements provide for, among other things, aggregate annual compensation of $700,000 and for bonuses that will be earned upon the achievement of specified goals.

5. PREFERRED STOCK

    The Company's restated certificate of incorporation authorizes the board of directors to issue an aggregate of up to 5,000,000 shares of preferred stock. No shares of preferred stock have been issued.

6. NEW LIST MANAGEMENT AGREEMENT

    On November 3, 1999, the Company entered into a two year email list management agreement with a third-party Web site. The third-party Web site has the right to renew the agreement for three successive one-year renewal terms. Pursuant to such agreement, the Company incurred an obligation to advance to the third-party website, an aggregate of $5,000,000. The Company paid $1,000,000 of those advance payments upon signing. The remaining $4,000,000 will be paid as follows: (1) $2,000,000 on the consummation of the Company's IPO
(2) $1,000,000, on May 3, 2000 and (3) $1,000,000 on November 3, 2000. The
Company is entitled to take credit for the advance payments against commissions earned by the third-party website, payable under the email list management agreement. The initial advance payment is non-refundable. The remaining $4,000,000 of advances become non-refundable upon the passage of time, not to extend past two years.

    The Company intends to account for these advances as prepaid commissions. Management considers it probable that the revenue generated will be sufficient to achieve the minimum level needed to amortize the advances at the rate of commissions (50%) specified in the agreement. Accordingly, commission expense will be recognized as revenue is earned by NetCreations upon the transmission of applicable email messages and applied against the advances. Should management determine that it is no longer probable that sufficient revenue will be generated over the term of the agreement to meet the minimum level, the Company will amortize the remaining non-refundable advances at the greater of the method described in the preceding sentence or the straight-line basis over the remaining term of the agreement.

    Management will also assess the recoverability of prepaid commissions at each reporting period. To the extent that it is probable that some or all of the prepaid commissions have become non-recoverable, a charge to operations will be made in that period to reduce the balance to the amount recoverable.

[Inside back cover page]

                            [Description of Artwork]

Large NetCreations logo graphic.

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                                3,300,000 SHARES

                                     [LOGO]

                                  COMMON STOCK

                             ---------------------

                                   PROSPECTUS

                             ---------------------

                            FRIEDMAN BILLINGS RAMSEY

                             C.E. UNTERBERG, TOWBIN

                                    FBR.COM

                            FIDELITY CAPITAL MARKETS

                                ---------------

                               NOVEMBER 12, 1999
                            ------------------------

    UNTIL DECEMBER 7, 1999 (25 DAYS AFTER THE DATE OF THIS PROSPECTUS), ALL DEALERS THAT BUY, SELL OR TRADE THESE SHARES OF COMMON STOCK, WHETHER OR NOT PARTICIPATING IN THIS OFFERING, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE DEALERS' OBLIGATION TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

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